    As filed with the Securities and Exchange Commission on, March 12, 2008
                                               File Nos.           ;

================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                   FORM N-4

    Registration Statement Under The Securities
                    Act of 1933                                            [X]
                          Pre-Effective
                          Amendment No.                                    [_]
                          Post-Effective
                          Amendment No.                                    [_]

                       and/or

                    Registration
  Statement Under the Investment Company Act of 1940                       [X]
                   Amendment No.                                           [_]
          (Check Appropriate Box or Boxes)

                Genworth Life of New York VA Separate Account 2
                          (Exact Name of Registrant)

                  Genworth Life Insurance Company of New York
                              (Name of Depositor)

             666 Third Avenue, 9th Floor, New York, New York 10017 (Address of Depositor's Principal Executive Office, Zip Code)

                                (804) 281-6000
              (Depositor's Telephone Number, Including Area Code)

                             Heather Harker, Esq.
                 Vice President and Associate General Counsel
                  Genworth Life Insurance Company of New York
                             6610 W. Broad Street
                           Richmond, Virginia 23230
                    (Name and Address of Agent for Service)

          -------------------------------------------------

Approximate Date of Proposed Public Offering:   As soon as practicable after
the effective date of this Registration Statement.

Title of Securities Being Registered: Flexible Purchase Payment Variable Deferred Annuity Contracts

The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                Genworth Life of New York VA Separate Account 2
                                Prospectus For
         Flexible Purchase Payment Variable Deferred Annuity Contract
                              Form NY1166C 01/08
                                   NY1166D 01/08

                                  Issued by:
                  Genworth Life Insurance Company of New York
                          666 Third Avenue, 9th Floor
                           New York, New York 10017

                       Variable Annuity Service Center:
                            6610 West Broad Street
                           Richmond, Virginia 23230
                           Telephone: (800) 313-5282

--------------------------------------------------------------------------------

This prospectus, dated       , 2008, describes a flexible purchase payment
variable deferred annuity contract (the "contract" or "contracts") issued to or in connection with certain types of retirement plans that receive special tax treatment ("Qualified Contracts"). In particular, the contract must be issued as an IRA contract, Roth IRA contract, or SEP IRA contract or purchased through an established IRA Account, Roth IRA Account, or SEP IRA Account. THE CONTRACT ITSELF DOES NOT PROVIDE THE TAX ADVANTAGES TYPICALLY PROVIDED BY A VARIABLE ANNUITY. THE TAX ADVANTAGES AVAILABLE WITH THIS CONTRACT EXIST SOLELY THROUGH QUALIFIED CONTRACTS OR ACCOUNTS. IF THIS CONTRACT IS NOT MAINTAINED AS SUCH, THE TAXES ON THE CONTRACT WILL NOT BE DEFERRED AND THE TAX TREATMENT WILL BE UNCERTAIN. YOU SHOULD CAREFULLY CONSIDER THE ADVANTAGES AND DISADVANTAGES OF OWNING A VARIABLE ANNUITY IN A TAX-QUALIFIED PLAN, AS WELL AS THE COSTS AND BENEFITS OF THE CONTRACT (INCLUDING THE DEATH BENEFITS, INCOME BENEFITS AND OTHER NON-TAX-RELATED BENEFITS), BEFORE YOU PURCHASE THE CONTRACT IN A TAX-QUALIFIED PLAN.

Genworth Life Insurance Company of New York (the "Company," "we," "us," or "our") issues the contract. This contract may be referred to as "Retire Ready/SM/ IRA Annuity NY" in our marketing materials.

This prospectus gives details about the contract and Genworth Life of New York VA Separate Account 2 (the "Separate Account") that you should know before investing. Please read this prospectus carefully before investing and keep it for future reference.

The contract offers you the opportunity to accumulate Contract Value and provides for the payment of periodic annuity benefits. We may pay these annuity benefits on a variable or fixed basis.

You may allocate your purchase payments to the Separate Account. Each Subaccount of the Separate Account invests in shares of Portfolios of the Funds listed below:

[The Disclosure in this Section will be Updated and Amended by Pre-Effective Amendment to the Registration Statement]

AIM Equity Funds:
AIM Charter Fund -- Class A

AllianceBernstein Cap Fund, Inc.:
AllianceBernstein Small Cap Growth Portfolio -- Class A

The AllianceBernstein Portfolios:
AllianceBernstein Balanced Wealth Strategy -- Class A
AllianceBernstein Wealth Appreciation Strategy -- Class A

AllianceBernstein Trust:
AllianceBernstein International Value Fund -- Class A

Allianz Funds:
Allianz NFJ International Value Fund -- Class A
Allianz NFJ Large-Cap Value Fund -- Class A

American Century Capital Portfolios, Inc.:
American Century Equity Income Fund -- A Class

American Century Government Income Trust:
American Century Inflation-Adjusted Bond Fund -- Advisor Class

BlackRock Basic Value Fund, Inc.:
BlackRock Basic Value Fund -- Investor A

BlackRock Global Allocation Fund, Inc.:
BlackRock Global Allocation Fund -- Investor A

Calamos Investment Trust:
Calamos Growth Fund -- Class A

Cohen & Steers Global Realty Shares, Inc.:
Cohen & Steers Global Realty Shares -- Class A

Columbia Acorn Trust:
Columbia Acorn Fund -- Class A

Columbia Funds Series Trust:
Columbia Marsico 21st Century Fund -- Class A
Columbia Marsico International Opportunities Fund -- Class A
Columbia Mid Cap Value Fund -- Class A

Davis New York Venture Fund, Inc.:
Davis New York Venture Fund -- Class A

Eaton Vance Mutual Funds Trust:
Eaton Vance Floating-Rate Fund -- Class A

Eaton Vance Special Investment Trust:
Eaton Vance Large-Cap Value Fund -- Class A

Evergreen Equity Trust:
Evergreen Enhanced S&P 500 Fund -- Class A
Evergreen Intrinsic Value Fund -- Class A

Evergreen Money Market Trust:
Evergreen Treasury Money Market Fund -- Class A

Federated Equity Funds:
Federated Kaufmann Fund -- Class A

Fidelity Advisor Series I:
Fidelity Advisor Balanced Fund -- Class A
Fidelity Advisor Equity Growth Fund -- Class A
Fidelity Advisor Leveraged Company Stock Fund -- Class A

Fidelity Advisor Series II:
Fidelity Advisor Mid Cap II Fund -- Class A

Fidelity Contrafund:
Fidelity Advisor New Insights Fund -- Class A

Franklin Templeton Fund Allocator Series:
Franklin Templeton Founding Funds Allocation Fund -- Class A

Franklin Value Investors Trust:
Franklin Small Cap Value Fund -- Class A

GE Funds:
GE Strategic Investment Fund -- Class A

Janus Adviser Series:
Janus Adviser Forty Fund -- Class A

Jennison 20/20 Focus Fund:
Jennison 20/20 Focus Fund -- Class A

Jennison Natural Resources Fund, Inc.:
Jennison Natural Resources Fund -- Class A

JPMorgan Trust II:
JPMorgan Core Bond Fund -- Class A
JPMorgan Investor Growth & Income Fund -- Class A

Legg Mason Partners Aggressive Growth Fund, Inc.:
Legg Mason Partners Aggressive Growth Fund, Inc. -- Financial Intermediary Class

Legg Mason Value Trust, Inc.:
Legg Mason Value Trust, Inc. -- Financial Intermediary Class

Lord Abbett Affiliated Fund, Inc.:
Lord Abbett Affiliated Fund -- Class A

Lord Abbett Bond-Debenture Fund, Inc.:
Lord Abbett Bond-Debenture Fund -- Class A

Lord Abbett Mid-Cap Value Fund, Inc.:
Lord Abbett Mid-Cap Value Fund -- Class A

Oppenheimer Capital Appreciation Fund:
Oppenheimer Capital Appreciation Fund -- Class A

Oppenheimer Global Fund:
Oppenheimer Global Fund -- Class A

Oppenheimer Main Street Funds, Inc.:
Oppenheimer Main Street Fund -- Class A

Oppenheimer Main Street Small Cap Fund:
Oppenheimer Main Street Small Cap Fund -- Class A

PIMCO Funds:
PIMCO High Yield Fund -- Class A
PIMCO Long-Term U.S. Government Fund -- Class A
PIMCO Low Duration Fund -- Class A
PIMCO Total Return Fund -- Class A

Putnam Investment Funds:
Putnam International Capital Opportunities Fund -- Class A

T. Rowe Price Capital Appreciation Fund:
T. Rowe Price Capital Appreciation Fund -- Advisor Class

T. Rowe Price Equity Income Fund:
T. Rowe Price Equity Income Fund -- Advisor Class

T. Rowe Price Growth Stock Fund, Inc.:
T. Rowe Price Growth Stock Fund -- Advisor Class

Thornburg Investment Trust:
Thornburg Core Growth Fund -- Class A
Thornburg International Value Fund -- Class A

Van Kampen Comstock Fund:
Van Kampen Comstock Fund -- Class A

Not all of these Portfolios may be available in all markets.

The Securities and Exchange Commission ("SEC") has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Your contract:

  .  Is NOT a bank deposit

  .  Is NOT FDIC insured

  .  Is NOT insured or endorsed by a bank or any federal government agency

  .  Is NOT available in every state

  .  MAY go down in value

Both the value of a contract before the Annuity Commencement Date and the amount of monthly income afterwards will depend upon the investment performance of the Portfolio(s) you select. You bear the investment risk of investing in the Portfolios.

This contract has optional benefits, for an additional charge, available to contract owners. Not all benefits may be available in all states or markets. Please note that some optional benefits may have requirements that differ from or are in addition to the base contract. Before deciding to invest in an optional benefit, you should weigh its costs and benefits against the possibility that, had you not purchased the optional benefit, your Contract Value may have been higher.

The contract is also offered to customers of various financial institutions and brokerage firms. No financial institution or brokerage firm is responsible for the guarantees under the contract. Guarantees under the contract are the sole responsibility of the Company.

We may offer other contracts with features that are substantially similar to those offered in this contract and in this prospectus. These other contracts may be priced differently and may be offered exclusively to customers of one or more particular financial institutions or brokerage firms.

A Statement of Additional Information, dated       , 2008, which contains
additional information about the contract has been filed with the SEC and is incorporated by reference into this prospectus. A table of contents for the Statement of Additional Information appears on the last page of this prospectus. If you would like a free copy of the Statement of Additional Information call us at:

                                (800) 313-5282;

                      or write us at our Service Center:

                            6610 West Broad Street
                           Richmond, Virginia 23230

The Statement of Additional Information and other material incorporated by reference can be found on the SEC's website at:

                                  www.sec.gov

This prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made.

Table of Contents

               Definitions.................................................

               Fee Tables..................................................
                  Examples.................................................

               Synopsis....................................................

               Condensed Financial Information.............................

               Financial Statements........................................

               The Company.................................................

               The Separate Account........................................
                  The Portfolios...........................................
                  Subaccounts..............................................
                  Voting Rights............................................
                  Asset Allocation Program.................................

               Charges and Other Deductions................................
                  Transaction Expenses.....................................
                      Surrender Charge.....................................
                      Exceptions to the Surrender Charge...................
                  Deductions from the Separate Account.....................
                  Reduction or Elimination of Charges and Deductions.......
                  Charges for the Living Benefit Rider Options.............
                  Charges for the Death Benefit Rider Options..............
                  Other Charges............................................

               The Contract................................................
                  Purchase of the Contract.................................
                  Ownership................................................
                  Assignment...............................................
                  Purchase Payments........................................
                  Valuation Day and Valuation Period.......................
                  Allocation of Purchase Payments..........................
                  Valuation of Accumulation Units..........................

               Transfers...................................................
                  Transfers Before the Annuity Commencement Date...........
                  Transfers Among the Subaccounts..........................
                  Telephone/Internet Transactions..........................
                  Confirmation of Transactions.............................
                  Special Note on Reliability..............................
                  Transfers by Third Parties...............................
                  Special Note on Frequent Transfers.......................
                  Dollar Cost Averaging Program............................
                  Defined Dollar Cost Averaging Program....................
                  Portfolio Rebalancing Program............................

                Surrenders and Partial Withdrawals..........................
                   Surrenders and Partial Withdrawals.......................
                   Systematic Withdrawal Program............................
                   Lifetime Income Plus 2008................................

                The Death Benefit...........................................
                   Distribution Provisions Upon Death of Owner..............
                   Death Benefit at Death of Any Annuitant Before Annuity
                     Commencement Date......................................
                   Basic Death Benefit......................................
                   Annual Step-Up Death Benefit Rider.......................
                   How to Claim Proceeds and/or Death Benefit Payments......
                   Distribution Rules.......................................

                Income Payments.............................................
                   Income Payments and the Annuity Commencement Date........
                   Optional Payment Plans...................................
                   Variable Income Payments.................................
                   Transfers After the Annuity Commencement Date............

                Tax Matters.................................................
                   Introduction.............................................
                   Tax Status of the Contract...............................
                   Why are the Contracts Available Only as Qualified
                     Contracts?.............................................
                   Types of IRAs............................................
                   Required Distributions and Penalty Taxes.................
                   Moving Money from One Qualified Contract or Qualified
                     Retirement Plan to Another.............................
                   Federal Income Tax Withholding...........................
                   State Income Tax Withholding.............................
                   Tax Status of the Company................................
                   Changes in the Law.......................................

                Requesting Payments.........................................

                Sale of the Contracts.......................................

                Additional Information......................................
                   Owner Questions..........................................
                   Return Privilege.........................................
                   State Regulation.........................................
                   Evidence of Death, Age, Gender, Marital Status or
                     Survival...............................................
                   Records and Reports......................................
                   Other Information........................................
                   Legal Proceedings........................................

                Appendix A -- Examples of the Available Death Benefits...... A-1

                Table of Contents for Statement of Additional Information

DEFINITIONS

The following terms are used throughout the prospectus:

Accumulation Unit -- An accounting unit of measure we use to calculate the value in each Subaccount and the Separate Account before income payments commence.

Annuitant/Joint Annuitant -- The person(s) named in the contract upon whose age and, where appropriate, gender, we determine monthly income payments.

Annuity Commencement Date -- The date on which your income payments will commence, if any Annuitant is living on that date. The Annuity Commencement Date is stated on your contract, unless changed by you in writing in a form acceptable to us.

Annuity Unit -- An accounting unit of measure we use to calculate the amount of the second and each subsequent variable income payment.

Asset Allocation Model -- A component of the Investment Strategy for Lifetime Income Plus 2008.

Benefit Date -- For Lifetime Income Plus 2008, the date that will be the later of the Contract Date and the Valuation Day of the most recent reset.

Benefit Year -- For Lifetime Income Plus 2008, each one-year period following the Benefit Date and each anniversary of that date.

Code -- The Internal Revenue Code of 1986, as amended.

Contract Date -- The date we issue your contract and your contract becomes effective. Your Contract Date is shown in your contract. We use the Contract Date to determine contract years and anniversaries.

Contract Value -- The total value of all your Accumulation Units in the Subaccounts.

Designated Subaccounts -- The Subaccounts available under the Investment Strategy for Lifetime Income Plus 2008.

Fund -- Any open-end management investment company or any unit investment trust in which the Separate Account invests.

General Account -- Assets of the Company other than those allocated to Genworth Life of New York VA Separate Account 2 or any other segregated asset account of the Company.

Gross Withdrawal -- For Lifetime Income Plus 2008, an amount withdrawn from Contract Value, including any surrender charge, any taxes withheld and any premium taxes assessed.

Investment Strategy -- The Designated Subaccounts and/or Asset Allocation Model required for Lifetime Income Plus 2008. The Investment Strategy is required in order to receive the full benefits available under these rider options.

Lifetime Income Plus 2008 -- The marketing name for the Guaranteed Minimum Withdrawal Benefit for Life Rider discussed in the prospectus. This rider may be referred to by either name in this prospectus. The rider may be issued with or without the Principal Protection Death Benefit. For purposes of this prospectus, references to Lifetime Income Plus 2008 include a rider issued with or without the Principal Protection Death Benefit, as applicable, unless stated otherwise.

Portfolio -- A series of a Fund, the assets of which are separated from other Portfolios that may be available in the Fund. Each Portfolio has its own investment objective. Not all Portfolios may be available in all states or markets.

Principal Protection Death Benefit -- The death benefit provided under Lifetime Income Plus 2008, if elected at the time of application, for an additional charge.

Roll-Up Value -- An amount used to calculate the Withdrawal Limit for benefits provided under Lifetime Income Plus 2008.

Separate Account -- Genworth Life of New York VA Separate Account 2, a separate investment account we established to receive Subaccount allocations. The Separate Account is divided into Subaccounts, each of which invests in shares of a separate Portfolio.

Service Center -- The office to which all written and telephone inquiries concerning the contract or the Portfolios should be made: 6610 West Broad Street, Richmond, Virginia 23230, (800) 313-5282. The term "we" may be used throughout this prospectus in connection with calculation of Contract Value; in these instances, the term "we" has the same meaning as the Service Center.

Subaccount -- A division of the Separate Account that invests exclusively in shares of a designated Portfolio. Not all Subaccounts may be available in all states or markets. A Subaccount may be referred to as Investment Subdivision in your contract and/or marketing materials.

Surrender Value -- The value of your contract as of the date we receive your written request to surrender at our Service Center, less any applicable surrender charge, premium tax and any optional benefit charges.

Valuation Day -- Any day that the New York Stock Exchange is open for regular trading, except for days on which a Portfolio does not value its shares.

Valuation Period -- The period that starts at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the next succeeding Valuation Day.

Withdrawal Base -- An amount used to establish the Withdrawal Limit for benefits provided under Lifetime Income Plus 2008.

Withdrawal Factor -- The percentage used to establish the Withdrawal Limit for benefits provided under Lifetime Income Plus 2008.

Withdrawal Limit -- The total amount that you may withdraw in a Benefit Year without reducing the benefit provided under Lifetime Income Plus 2008.

FEE TABLES

The following tables describe fees and expenses that you will pay when buying, owning or partially withdrawing assets or fully surrendering the contract. The first table describes the fees and expenses that you will pay when you buy the contract, take a partial withdrawal, fully surrender your contract, or transfer assets among the investment options. State premium taxes may also be deducted.

Contract Owner Transaction Expenses
------------------------------------------------------------------------------------------------------------------
Surrender Charge/1/                                                    Surrender Charge as a Percentage of the
                                                                       Purchase Payment Withdrawn or Surrendered
                                                                       -------------------------------------------
   Number of Completed Years Since We Received                         ("B Share" Option)   ("L Share" Option/2/)
   the Purchase Payment
------------------------------------------------------------------------------------------------------------------
                     0                                                         6%                   6%
                     1                                                         6%                   5%
                     2                                                         6%                   4%
                     3                                                         6%                   2%
                     4                                                         5%                   0%
                     5                                                         4%                   0%
                     6                                                         3%                   0%
                  7 or more                                                    0%                   0%
------------------------------------------------------------------------------------------------------------------
 Transfer Charge                                                                     $10.00/3/
------------------------------------------------------------------------------------------------------------------

/1/There are two surrender charge schedule options available under this contract. The B Share option has a seven-year surrender charge schedule and the L Share option has a four-year surrender charge schedule. You must elect your surrender charge schedule option at the time of application. The mortality and expense risk charge for the contract is higher if the contract is issued with an L Share surrender charge schedule. The mortality and expense risk charges are disclosed in the next table.

 You may withdraw an amount equal to the greater of 10% of your total purchase payments or any amount withdrawn to meet minimum distribution requirements under the Code each contract year without a surrender charge. If you are making a withdrawal from this contract to meet annual minimum distribution requirements under the Code, and the minimum distribution amount attributable to this contract for the calendar year ending at or before the last day of the contract year exceeds the free withdrawal amount, you may withdraw the difference free of surrender charges. We will deduct amounts surrendered first from any gain in the contract and then from purchase payments made. A surrender charge is not assessed on any amounts representing gain. The free withdrawal amount is not cumulative from contract year to contract year. The surrender charge will be taken from the amount withdrawn unless otherwise requested.

/2/The L Share surrender charge schedule option may be referred to as the "Early Access" option in marketing materials.

/3/We currently do not assess a transfer charge. However, we reserve the right to assess a transfer charge for each transfer among the Subaccounts after the twelfth transfer in a calendar year.

The next table describes the fees and expenses that you will pay periodically during the time you own the contract, not including Portfolio fees and expenses.

Periodic Charges Other Than Portfolio Expenses
---------------------------------------------------------------------------
Annual Contract Maintenance Charge                  $30.00/1/
---------------------------------------------------------------------------
Separate Account Annual Expenses
 (as a percentage of your average daily net assets in the Separate Account)
---------------------------------------------------------------------------
                                          B Share Option   L Share Option
                                          ---------------------------------
  Mortality and Expense Risk Charge/2/        1.20%            1.50%
---------------------------------------------------------------------------
  Administrative Expense Charge                       0.15%
---------------------------------------------------------------------------
  Joint Annuitant Charge/3/                           0.05%
---------------------------------------------------------------------------

Living Benefit Rider Options/4/
--------------------------------------------------------------------------------------------------------------------
                                                                   Current Charge             Maximum Charge/5/
                                                             -------------------------------------------------------
Lifetime Income Plus 2008 without the Principal Protection
 Death Benefit
 Single Annuitant Contract                                      0.75% of benefit base       2.00% of benefit base
                                                             -------------------------------------------------------
 Joint Annuitant Contract                                       0.85% of benefit base       2.00% of benefit base
--------------------------------------------------------------------------------------------------------------------
Lifetime Income Plus 2008 with the Principal Protection
 Death Benefit -- Annuitant Age 45-70
 Single Annuitant Contract                                   0.75% of benefit base plus  2.00% of benefit base plus
                                                             0.15% of value of Principal 0.50% of value of Principal
                                                             Protection Death Benefit    Protection Death Benefit
                                                             -------------------------------------------------------
 Joint Annuitant Contract                                    0.85% of benefit base plus  2.00% of benefit base plus
                                                             0.15% of value of Principal 0.50% of value of Principal
                                                             Protection Death Benefit    Protection Death Benefit
--------------------------------------------------------------------------------------------------------------------
Lifetime Income Plus 2008 with the Principal Protection
 Death Benefit -- Annuitant Age 71-85
 Single Annuitant Contract                                   0.75% of benefit base plus  2.00% of benefit base plus
                                                             0.40% of value of Principal 0.50% of value of Principal
                                                             Protection Death Benefit    Protection Death Benefit
                                                             -------------------------------------------------------
 Joint Annuitant Contract                                    0.85% of benefit base plus  2.00% of benefit base plus
                                                             0.40% of value of Principal 0.50% of value of Principal
                                                             Protection Death Benefit    Protection Death Benefit
--------------------------------------------------------------------------------------------------------------------
Death Benefit Rider Options/6/ (as a percentage of your Contract Value at the time the charge is taken)
--------------------------------------------------------------------------------------------------------------------
                                                                   Current Charge             Maximum Charge/5/
                                                             -------------------------------------------------------
Annual Step-Up Death Benefit Rider                                      0.20%                       0.20%
--------------------------------------------------------------------------------------------------------------------
                                                                   Current Charges            Maximum Charges
                                                             -------------------------------------------------------
Maximum Total Separate Account Annual Expenses/7/                       3.15%                       4.40%
--------------------------------------------------------------------------------------------------------------------

/1/This/ /charge is taken on each contract anniversary and at the time the contract is surrendered. We will not assess this charge if your Contract Value is $40,000 or more at the time the charge is assessed.

/2/There are two surrender charge schedule options available under this contract. The B Share option has a seven-year surrender charge schedule and the L Share option has a four-year surrender charge schedule. You must elect your surrender charge schedule option at the time of application. The mortality and expense risk charge for the contract is higher if the contract is issued with an L Share surrender charge schedule. The surrender charge schedule for each option is disclosed in the previous table.

/3/The/ /Joint Annuitant charge is assessed only when a Joint Annuitant is added to the contract and the contract becomes a Joint Annuitant contract. The Joint Annuitant charge will terminate if the contract becomes a single Annuitant contract due to the death of an Annuitant. The Joint Annuitant charge will apply even if you elect Lifetime Income Plus 2008 as a Joint Annuitant contract.

/4/Lifetime Income Plus 2008 must be elected at the time of application. The rider may not be available in all states or markets. We reserve the right to discontinue offering the rider at any time and for any reason.

 You may purchase Lifetime Income Plus 2008 with or without the Principal Protection Death Benefit. We assess a charge for the guaranteed minimum withdrawal benefit provided by the rider. The charge for the guaranteed minimum withdrawal benefit is calculated quarterly as a percentage of the benefit base, as defined and determined under the rider, and deducted quarterly from the Contract Value. On the Contract Date, the benefit base equals Contract Value. The benefit base will change and may be higher than the Contract Value on any given day.

 If you purchase Lifetime Income Plus 2008 with the Principal Protection Death Benefit, another charge will be assessed for the Principal Protection Death Benefit. The charge for the Principal Protection Death Benefit is calculated quarterly as a percentage of the value of the Principal Protection Death Benefit, as defined and determined under the rider, and deducted quarterly from the Contract Value. On the Contract Date, the value of the Principal Protection Death Benefit equals the initial purchase payment. The charge for the Principal Protection Death Benefit is higher if any Annuitant is age 71 or older at the time of application or when an Annuitant is added to the contract.

 The charges for the rider will be deducted at the end of the calendar quarter.

/5/The/ /maximum charge reflects the charge that the rider is guaranteed never to exceed.

/6/The/  /Annual Step-Up Death Benefit Rider may be elected with Lifetime
  Income Plus 2008 at the time of application.

 All/ /charges for the death benefit rider options are taken in arrears on each contract anniversary and at the time the contract is surrendered.

/7/The Maximum Total Separate Account Annual Expenses for the current charges assume that the owner elects the L Share surrender charge schedule option, the Annual Step-Up Death Benefit Rider and Lifetime Income Plus 2008 with the Principal Protection Death Benefit, and that the owner purchases the contract as a Joint Annuitant contract with an Annuitant that is age 71 or older. The Maximum Total Separate Account Annual Expenses for the maximum charges assume that the owner elects the L Share surrender charge schedule option, the Annual Step-Up Death Benefit Rider and Lifetime Income Plus 2008 with the Principal Protection Death Benefit, and that the owner purchases the contract as a Joint Annuitant contract. If another combination of optional benefits is elected, or if no optional benefit is elected, the total Separate Account annual expenses would be lower.

For information concerning compensation paid for the sale of the contract, see the "Sale of the Contracts" provision of the prospectus.

The next item shows the minimum and maximum total annual operating expenses charged by the Portfolios that you may pay periodically during the time that you own the contract. These are expenses that are deducted from Portfolio assets, which may include management fees, distribution and/or service (12b-1) fees, and other expenses. More detail concerning each Portfolio's fees and expenses appears in the prospectus for each Portfolio.

Annual Portfolio Expenses/1/                                                     Minimum Maximum
------------------------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses (before fee waivers or reimbursements)      %       %
------------------------------------------------------------------------------------------------

/1/The Portfolio expenses used to prepare this table were provided to the
  Company by the Funds. The Company has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2007. Current or future expenses may be greater or less than those shown. The range of expenses above does not show the effect of any fee waiver or expense reimbursement arrangements. The advisers and/or other service providers of certain Portfolios have agreed to waive their fees and/or reimburse the Portfolios' expenses in order to keep the Portfolios' expenses below specified limits. In some cases, these expense limitations are contractual. In other cases, these expense limitations are voluntary and may be terminated at any time. The minimum and maximum Total Annual Portfolio Operating Expenses for all the Portfolios after all fee waivers and expense
  reimbursements (whether voluntary or contractual) are     % and     %,
  respectively. Please see the prospectus for each Portfolio for information regarding the expenses for each Portfolio, including fee reduction and/or expense reimbursement arrangements, if applicable.

Examples

These Examples are intended to help you compare the costs of investing in the contract with the costs of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract and optional rider charges, and Portfolio fees and expenses.

The Examples show the dollar amount of expenses you would bear directly or indirectly if you:

  .  invested $10,000 in the contract for the time periods indicated;

  .  earned a 5% annual return on your investment;

  .  elected Lifetime Income Plus 2008 with the Principal Protection Death
     Benefit;

  .  elected the Annual Step-Up Death Benefit Rider; and

  .  surrendered your contract at the end of the stated period.

Each Example assumes that the maximum fees and expenses of any of the Portfolios are charged. Your actual expenses may be higher or lower than those shown below. The Example does not include any taxes or tax penalties that may be assessed upon surrender of the contract.

        L Share Example
------------------------------------------------
Costs Based on Maximum Annual Portfolio Expenses
------------------------------------------------
1 Year      3 Years     5 Years     10 Years
------      -------     -------     --------
  $            $           $           $

        B Share Example
------------------------------------------------
Costs Based on Maximum Annual Portfolio Expenses
------------------------------------------------
1 Year      3 Years     5 Years     10 Years
------      -------     -------     --------
  $            $           $           $

The next Example uses the same assumptions as the prior Example, except that it assumes you decide to annuitize your contract or that you decide not to surrender your contract at the end of the stated time period.

        L Share Example
------------------------------------------------
Costs Based on Maximum Annual Portfolio Expenses
------------------------------------------------
1 Year      3 Years     5 Years     10 Years
------      -------     -------     --------
  $            $           $           $

        B Share Example
------------------------------------------------
Costs Based on Maximum Annual Portfolio Expenses
------------------------------------------------
1 Year      3 Years     5 Years     10 Years
------      -------     -------     --------
  $            $           $           $

Please remember that you are looking at Examples and not a representation of past or future expenses. Your rate of return may be higher or lower than 5%, which is not guaranteed. The Examples do not assume that any Portfolio expense waivers or fee reimbursement arrangements are in effect for the periods presented. The above Examples assume:

  . Separate Account charges of 1.70% (for the L Share option) and 1.40% (for the B Share option) (deducted daily at an effective annual rate of the assets in the Separate Account);

  . an annual contract maintenance charge of $30 (assumed to be equivalent to 0.30% of the Contract Value);

  . for Lifetime Income Plus 2008 with the Principal Protection Death Benefit, a charge of 2.00% of benefit base plus a charge of 0.50% of the value of the Principal Protection Death Benefit (deducted quarterly from Contract Value);

  . a charge of 0.20% for the Annual Step-Up Death Benefit Rider (deducted annually as a percentage of Contract Value).

If the optional riders are not elected, or if the contract was a single Annuitant contract, the expense figures shown above would be lower.

SYNOPSIS

What type of contract am I buying? The contract is an individual flexible purchase payment variable deferred annuity contract. This contract must be issued as a contract qualified ("Qualified Contract") under the Code. In particular, the contract must be issued as an IRA contract, Roth IRA contract, or SEP IRA contract or purchased through an established IRA, Roth IRA, or SEP IRA trust or custodial account. Because this contract may be used only with certain tax qualified retirement plans that offer their own tax deferral benefit, you should consider purchasing the contract for a reason other than tax deferral if you are purchasing this contract as a Qualified Contract. This prospectus only provides disclosure about the contract. Certain features described in this prospectus may vary from your contract. See "The Contract" provision of this prospectus.

How does the contract work? Once we approve your application, we will issue a contract to you. During the accumulation period, you can use your purchase payments to buy Accumulation Units in the Separate Account. Should you decide to receive income payments (annuitize your contract or a portion thereof), we will convert all or a portion of the contract being annuitized from Accumulation Units to Annuity Units.

You can choose fixed or variable income payments. If you choose variable income payments, we will base each periodic income payment upon the number of Annuity Units to which you became entitled at the time you decide to annuitize and on the value of each unit on the date the payment is determined. See "The Contract" provision of this prospectus.

What is the Separate Account? The Separate Account is a segregated asset account established under New York insurance law, and registered with the SEC as a unit investment trust. We allocate the assets of the Separate Account to one or more Subaccounts in accordance with your instructions. We do not charge the assets in the Separate Account with liabilities arising out of any other business we may conduct. Amounts you allocate to the Separate Account will reflect the investment performance of the Portfolios you select. You bear the risk of investment gain or loss with respect to amounts allocated to the Separate Account. See "The Separate Account" provision of this prospectus.

What are my variable investment choices? Through its Subaccounts, the Separate Account uses your purchase payments to purchase shares, at your direction, in one or more Portfolios. In turn, each Portfolio holds securities consistent with its own particular investment objective. See "The Separate Account" provision of this prospectus.

What charges are associated with this contract? If you have elected the B Share surrender charge schedule option at application and you take a partial withdrawal or totally surrender your contract before your purchase payments have been in your contract for seven full years, we will assess a surrender charge ranging from 6% to 3%, depending upon how many full years those payments have been in the contract. If your purchase payments have been in your contract for seven full years, the surrender charge reduces to 0%.

If you have elected the L Share surrender charge schedule option at application and you take a partial withdrawal or totally surrender your contract before your purchase payments have been in your contract for four full years, we will assess a surrender charge ranging from 6% to 2%, depending upon how many full years those payments have been in the contract. If your purchase payments have been in your contract for four full years, the surrender charge reduces to 0%.

For all contracts, we do not assess a surrender charge on any amounts withdrawn that represent gain. You may partially withdraw up to the greater of 10% of purchase payments or any amount withdrawn to meet minimum distribution requirements under the Code each contract year without being assessed a surrender charge. If you are making a withdrawal from this contract to meet annual minimum distribution requirements under the Code, and the minimum distribution amount attributable to this contract for the calendar year ending at or before the last day of the contract year exceeds the free withdrawal amount, you may withdraw the difference free of surrender charges. We will deduct amounts surrendered first from any gain in the contract and then from purchase payments made. We do not assess a surrender charge on any amounts withdrawn that represent gain. We may also waive the surrender charge under certain conditions. See the "Surrender Charge" provision of this prospectus.

We assess annual contract charges in the aggregate at an effective annual rate of 1.65% (for the L Share option) or 1.35% (for the B Share option) against the daily net asset value of the Separate Account. These charges consist of a mortality and expense risk charge of 1.50% (for the L Share option) or 1.20% (for the B Share option) and an administrative expense charge of 0.15%. If the contract is a Joint Annuitant contract, we assess an additional Joint Annuitant charge at an effective annual rate of 0.05% against the daily net asset value of the Separate Account. We also charge for the optional riders and benefits. In addition, there is a $30 annual contract maintenance charge that we waive if the Contract Value is more than $40,000 at the time the charge is assessed.

We reserve the right to reduce or waive any contract or rider charge or deduction for sales of the contract made to certain employees or agents of our parent company, or any of their immediate family members, or to employees, agents and registered representatives of the brokerage firms and financial institutions that sell the contract, or any of their immediate family members. In lieu of a reduction or waiver, we may apply a credit to Contract Value.

We may reduce or waive these items or apply a credit to Contract Value based on expected economies and on differences in costs or services. We reserve the right to implement such reductions, waivers or credits on a temporary or permanent basis and to modify, suspend or terminate such reductions, waivers or credits at any time.

For a complete discussion of all charges associated with the contract, see the "Charges and Other Deductions" provision of this prospectus.

If your state assesses a premium tax with respect to your contract, then at the time your contract incurs the tax (or at such other time as we may choose), we will deduct those amounts from purchase payments or your Contract Value, as applicable. See the "Charges and Other Deductions" and "Deductions for Premium Taxes" provisions of this prospectus.

There are also expenses associated with the Portfolios. These include management fees and other expenses associated with the daily operation of each Portfolio, as well as 12b-1 fees and/or service share fees, if applicable. See the "Fee Tables" section in this prospectus. A Portfolio may also impose a redemption charge on Subaccount assets that are redeemed from the Portfolio in connection with a transfer. Portfolio expenses, including any redemption charges, are more fully described in the prospectus for each Portfolio.

We pay compensation to broker-dealers who distribute the contracts. For a discussion of this compensation, see the "Sale of the Contracts" provision of this prospectus.

We may offer other variable annuity contracts through the Separate Account (and our other separate accounts) that also invest in the same Portfolios (or many of the same) offered under the contract. These other contracts have different charges that could affect the value of the Subaccounts and may offer different benefits more suitable to your needs. To obtain more information about these contracts, including a prospectus, contact your registered representative or call (800) 313-5282.

How much must I pay and how often? Subject to certain minimum and maximum payments, the amount and frequency of purchase payments are flexible. See "The Contract --Purchase Payments" provision of this prospectus.

How will my income payments be calculated?
We will pay you a monthly income beginning on the Annuity Commencement Date, provided any Annuitant is still living on that date. You may also decide to take income payments under one of the Optional Payment Plans. We will base your initial payment on the Contract Value and other factors. Because your contract is a Qualified Contract, IRS rules may require you to begin receiving payments before the Annuity Commencement Date. See the "Income Payments" provision of this prospectus.

What happens if I die before the Annuity Commencement Date? Before the Annuity Commencement Date, if you die while the contract is in force, the Contract Value, after crediting of any death benefit, will be subject to the Code provisions requiring minimum distributions to be made after the owner's death. The designated beneficiary may take withdrawals to satisfy these requirements as described in "The Death Benefit" provision of this prospectus.

May I transfer assets among Subaccounts? You may transfer assets among the Subaccounts. However, there are limitations imposed by your contract on both the number of transfers that may be made per calendar year, as well as limitations on transfer rights.

For transfers among the Subaccounts, the minimum transfer amount is currently $100 or the entire balance in the Subaccount if the transfer will leave a balance of less than $100. See the "Transfers" and "Income Payments -- Transfers After the Annuity Commencement Date" provisions of this prospectus. In addition, if you elect Lifetime Income Plus 2008, your assets must always be allocated in accordance with the Investment Strategy as outlined in your rider. See the "Surrenders and Partial Withdrawals -- Lifetime Income Plus 2008" provision of this prospectus.

May I surrender the contract or take partial withdrawals? Yes, subject to contract requirements and restrictions.

If you surrender the contract or take a partial withdrawal, we may assess a surrender charge as discussed above. In addition, you will ordinarily be subject to income tax (except for qualified distributions from a Roth IRA) and, if you are younger than age 59 1/2 at the time of the surrender or partial withdrawal, a 10% IRS penalty tax. A surrender or a partial withdrawal may also be subject to tax withholding. See the "Tax Matters" provision of this prospectus. A partial withdrawal may reduce the death benefit by the proportion that the partial withdrawal (including any applicable surrender charge and premium tax) reduces your Contract Value. See "The Death Benefit" provision of this prospectus. If you elect Lifetime Income Plus 2008, partial withdrawals may affect the benefit you receive under that rider. See the "Surrenders and Partial Withdrawals -- Lifetime Income Plus 2008" provision of this prospectus.

Do I get a free look at this contract? Yes. You have the right to return the contract to us at our Service Center at the address listed on page 1 of this prospectus, and have us cancel the contract within a certain number of days (usually ten days from the date you receive the contract, but some states require different periods). For this contract, the free look period will not be less than seven days to satisfy IRS disclosure requirements.

If you exercise this right, we will cancel the contract as of the Valuation Day we receive your request and send you a refund equal to your Contract Value plus any charges we have deducted from purchase payments prior to the allocation to the Separate Account (and excluding any charges the Portfolios may have deducted) on or before the Valuation Day we received the returned contract at our Service Center. If you exercise your free look privilege within seven days after you receive your contract or if required by the law of your state, however, we will refund your purchase payments (less any withdrawals previously taken). See the "Return Privilege" provision of this prospectus for more information.

What optional benefits are available under this contract? We currently offer two optional benefits by rider under this prospectus. The riders may not be available in all states or markets.

The "Living Benefit Rider Options." We currently offer one "living benefit rider option" under this prospectus: Lifetime Income Plus 2008. Lifetime Income Plus 2008 provides guaranteed withdrawals until the last death of an Annuitant, at least equal to purchase payments, with upside potential, provided you meet certain conditions. Please see the "Surrenders and Partial
Withdrawals -- Lifetime Income Plus 2008" provision of this prospectus for more information about the rider and its features.

Lifetime Income Plus 2008 is available at an additional charge if elected when you apply for the contract.

The Death Benefit Rider Options. We offer one optional death benefit by rider in addition to the Basic Death Benefit available under the contract: the Annual Step-Up Death Benefit Rider.

The Annual Step-Up Death Benefit Rider is available at an additional charge if elected when you apply for the contract. The Basic Death Benefit is provided to you automatically and at no additional charge.

Please see "The Death Benefit" provision of this prospectus for more information about the Annual Step-Up Death Benefit Rider and its features.

When are my allocations effective when purchasing this contract? Within two business days after we have received all of the information necessary to process your purchase order, we will allocate your initial purchase payment directly to the Subaccounts that correspond to the Portfolios you choose. For contract owners that have elected Lifetime Income Plus 2008, all purchase payments must always be allocated in accordance with the Investment Strategy as outlined in the rider. See "The Contract -- Allocation of Purchase Payments" and the "Surrenders and Partial Withdrawals -- Lifetime Income Plus 2008" provisions of this prospectus.

What are the federal tax implications of my investment in the contract? Generally, all investment earnings under the contract are tax-deferred until withdrawn or until income payments begin. A distribution from the contract, which includes a full surrender or partial withdrawal or payment of a death benefit, will generally result in taxable income (except for a qualified distribution from a Roth IRA). In certain circumstances, a 10% penalty tax may also apply. Provided that this contract is maintained as a Qualified Contract or held within a Qualified Account, all amounts includable in income with respect to the contract are taxed as ordinary income; no amounts are taxed at the special lower rates applicable to long term capital gains and corporate dividends. This contract must be issued as a Qualified Contract. In particular, the contract must be issued as an IRA contract, Roth IRA contract, or SEP IRA contract or purchased through an established IRA Account, Roth IRA Account, or SEP IRA Account. THE CONTRACT ITSELF DOES NOT PROVIDE THE TAX ADVANTAGES TYPICALLY PROVIDED BY A VARIABLE ANNUITY. THE TAX ADVANTAGES AVAILABLE WITH THIS CONTRACT EXIST SOLELY THROUGH QUALIFIED CONTRACTS OR ACCOUNTS. IF THIS CONTRACT IS NOT MAINTAINED AS SUCH, THE TAXES ON THE CONTRACT WILL NOT BE DEFERRED AND THE TAX TREATMENT WILL BE UNCERTAIN. YOU SHOULD CAREFULLY CONSIDER THE ADVANTAGES AND DISADVANTAGES OF OWNING A VARIABLE ANNUITY IN A TAX-QUALIFIED PLAN, AS WELL AS THE COSTS AND BENEFITS OF THE CONTRACT (INCLUDING THE DEATH BENEFITS, INCOME BENEFITS AND OTHER NON-TAX-RELATED BENEFITS), BEFORE YOU PURCHASE THE CONTRACT IN A TAX-QUALIFIED PLAN.


See the "Tax Matters" provision of this prospectus.

CONDENSED FINANCIAL INFORMATION

The value of an Accumulation Unit is determined on the basis of changes in the per share value of the Portfolios and the assessment of Separate Account charges which may vary from contract to contract. Please refer to the Statement of Additional Information for more information on the calculation of Accumulation Unit values.

Since the contract was first offered on       , 2008, no condensed financial
information is available.

FINANCIAL STATEMENTS

The financial statements for the Company and for the Separate Account are located in the Statement of Additional Information. If you would like a free copy of the Statement of Additional Information, call (800) 313-5282 or write to our Service Center at the address listed on page 1 of this prospectus. In addition, the Statement of Additional Information is available on the SEC's website at http://www.sec.gov.

THE COMPANY

We are a stock life insurance company that was incorporated in New York on February 23, 1988. We principally offer life insurance policies and annuity contracts. We do business in the State of New York. Our Home Office is located at 666 Third Avenue, 9th Floor, New York, New York 10017. Our Service Center is located at 6610 West Broad Street, Richmond, Virginia 23230. We are obligated to pay all amounts promised under the contract.

Capital Brokerage Corporation serves as principal underwriter for the contracts and is a broker/dealer registered with the SEC. Genworth North America Corporation (formerly, GNA Corporation) directly owns the stock of Capital Brokerage Corporation and the Company. Genworth North America Corporation is directly owned by Genworth Financial, Inc., a public company.

We are a member of the Insurance Marketplace Standards Association ("IMSA"). We may use the IMSA membership logo and language in our advertisements, as outlined in IMSA's Marketing and Graphics Guidelines. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

THE SEPARATE ACCOUNT

We established the Separate Account as a separate investment account on January 17, 2008. The Separate Account may invest in mutual funds, unit investment trusts, managed separate accounts, and other portfolios. We use the Separate Account to support the contracts as well as for other purposes permitted by law.

Currently, there are multiple Subaccounts of the Separate Account available under the contracts. Each Subaccount invests exclusively in shares representing an interest in a separate corresponding Portfolio of the Funds.

The assets of the Separate Account belong to us. Nonetheless, we do not charge the assets in the Separate Account attributable to the contracts with liabilities arising out of any other business that we may conduct. The assets of the Separate Account will, however, be available to cover the liabilities of our General Account to the extent that the assets of the Separate Account exceed its liabilities arising under the contracts supported by it. Income and both realized and unrealized gains or losses from the assets of the Separate Account are credited to or charged against the Separate Account without regard to the income, gains, or losses arising out of any other business we may conduct. Guarantees made under the contract, including any rider options, are based on the claims paying ability of the Company to the extent that the amount of the guarantee exceeds the assets available in the Separate Account.

We registered the Separate Account with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). The Separate Account meets the definition of a Separate Account under the federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of the Separate Account by the SEC. You assume the full investment risk for all amounts you allocate to the Separate Account.

If permitted by law, we may deregister the Separate Account under the 1940 Act in the event registration is no longer required; manage the Separate Account under the direction of a committee; or combine the Separate Account with one of our other separate accounts. Further, to the extent permitted by applicable law, we may transfer the assets of the Separate Account to another separate account.

The Portfolios

There is a separate Subaccount that corresponds to each Portfolio of a Fund offered under the contracts. You decide the Subaccounts to which you allocate purchase payments. However, if you elect Lifetime Income Plus 2008, you must allocate your assets in accordance with the Investment Strategy outlined in the rider.

You currently may change your future purchase payment allocation without penalty or charges. However, there are limitations on the number of transfers that may be made each calendar year. See the "Transfers" provision for additional information. In addition, if you elect Lifetime Income Plus 2008, you must allocate assets in accordance with the prescribed Investment Strategy. See the "Surrenders and Partial Withdrawals -- Lifetime Income Plus 2008" provision of this prospectus.

Each Fund is registered with the SEC as an open-end management investment company under the 1940 Act. The assets of each Portfolio are separate from other portfolios of a Fund and each Portfolio has separate investment objectives and policies. As a result, each Portfolio operates as a separate Portfolio and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio.

Before choosing a Subaccount to allocate your purchase payments and assets, carefully read the prospectus for each Portfolio, along with this prospectus. You may obtain the most recent prospectus for each Portfolio by calling us at
(800) 313-5282, or writing us at our Service Center at 6610

West Broad Street, Richmond, Virginia 23230. You may also obtain copies of the prospectus for each Portfolio on our website at www.gefinancialpro.com. We summarize the investment objectives of each Portfolio below. There is no assurance that any of the Portfolios will meet these objectives. We do not guarantee any minimum value for the amounts you allocate to the Separate Account. You bear the investment risk of investing in the Portfolios.

The investment objectives and policies of certain Portfolios are similar to the investment objectives and policies of other portfolios that may be managed by the same investment adviser or manager. The investment results of the Portfolios, however, may be higher or lower than the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the Portfolios will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser or manager, or if the other portfolio has a similar name.

Subaccounts

You may invest in the Portfolios listed below. If you elect Lifetime Income Plus 2008, you must allocate your assets in accordance with the Investment Strategy outlined in the rider. See the "Surrenders and Partial Withdrawals -- Lifetime Income Plus 2008" provision of this prospectus.

 [The disclosure in this section will be updated and revised by Pre-Effective
                   Amendment to the Registration Statement.]


                    Subaccount Investing In                    Investment Objective
                    --------------------------------------------------------------------------
AIM EQUITY FUNDS    AIM Charter Fund -- Class A      Growth of capital.











                    --------------------------------------------------------------------------
ALLIANCEBERNSTEIN   AllianceBernstein Small Cap      Long-term growth of capital.
CAP FUND, INC.      Growth Portfolio -- Class A
                    --------------------------------------------------------------------------
THE                 AllianceBernstein Balanced       To achieve the highest total return
ALLIANCEBERNSTEIN   Wealth Strategy -- Class A       consistent with the adviser's
PORTFOLIOS                                           determination of reasonable risk.
                    --------------------------------------------------------------------------
                    AllianceBernstein Wealth         Long-term growth of capital.
                    Appreciation Strategy -- Class A
                    --------------------------------------------------------------------------
ALLIANCEBERNSTEIN   AllianceBernstein International  Long-term growth of capital.
TRUST               Value Fund -- Class A
                    --------------------------------------------------------------------------
ALLIANZ FUNDS       Allianz NFJ International Value  Long-term growth of capital.
                    Fund -- Class A

                    --------------------------------------------------------------------------
                    Allianz NFJ Large-Cap Value      Long-term growth of capital and
                    Fund -- Class A                  income.

                    --------------------------------------------------------------------------
AMERICAN CENTURY    American Century Equity Income   The fund seeks current income. Capital
CAPITAL PORTFOLIOS, Fund -- A Class                  appreciation is a secondary objective.
INC.
                    --------------------------------------------------------------------------
AMERICAN CENTURY    American Century Inflation-      The fund seeks to provide total return
GOVERNMENT INCOME   Adjusted Bond Fund -- Advisor    and inflation protection consistent with
TRUST               Class                            investment in inflation-indexed
                                                     securities.
                    --------------------------------------------------------------------------
BLACKROCK BASIC     BlackRock Basic Value Fund --    The investment objective of the fund is
VALUE FUND, INC.    Investor A                       to seek capital appreciation and,
                                                     secondarily, income by investing in
                                                     securities, primarily equity securities,
                                                     that management of the fund believes
                                                     are undervalued and therefore
                                                     represent basic investment value.
                    --------------------------------------------------------------------------

                                              Adviser (and Sub-Adviser(s)
          Investment Objective                      as applicable)
-------------------------------------------------------------------------------
Growth of capital.                       Invesco Aim Advisors, Inc.
                                         (subadvised by AIM Funds
                                         Management Inc., INVESCO Asset
                                         Management Deutschland, GmbH,
                                         INVESCO Asset Management Ltd.,
                                         Invesco Asset Management (Japan)
                                         Limited, Invesco Australia Limited,
                                         Invesco Global Asset Management
                                         (N.A.), Inc., Invesco Hong Kong
                                         Limited, Invesco Institutional (N.A.),
                                         Inc. and Invesco Senior Secured
                                         Management, Inc.)
-------------------------------------------------------------------------------
Long-term growth of capital.             AllianceBernstein L.P.

-------------------------------------------------------------------------------
To achieve the highest total return      AllianceBernstein L.P.
consistent with the adviser's
determination of reasonable risk.
-------------------------------------------------------------------------------
Long-term growth of capital.             AllianceBernstein L.P.

-------------------------------------------------------------------------------
Long-term growth of capital.             AllianceBernstein L.P.

-------------------------------------------------------------------------------
Long-term growth of capital.             Allianz Global Investors Fund
         Management LLC (subadvised by
                                         NFJ Investment Group L.P.)
-------------------------------------------------------------------------------
Long-term growth of capital and          Allianz Global Investors Fund
income.                                  Management LLC (subadvised by
                                         NFJ Investment Group L.P.)
-------------------------------------------------------------------------------
The fund seeks current income. Capital   American Century Investment
appreciation is a secondary objective.   Management, Inc.

-------------------------------------------------------------------------------
The fund seeks to provide total return   American Century Investment
and inflation protection consistent with Management, Inc.
investment in inflation-indexed
securities.
-------------------------------------------------------------------------------
The investment objective of the fund is  BlackRock Advisors, LLC (sub-
to seek capital appreciation and,        advised by BlackRock Investment
secondarily, income by investing in      Management, LLC)
securities, primarily equity securities,
that management of the fund believes
are undervalued and therefore
represent basic investment value.
-------------------------------------------------------------------------------


                      Subaccount Investing In                     Investment Objective
                      ---------------------------------------------------------------------------
BLACKROCK GLOBAL      BlackRock Global Allocation       The investment objective of the fund is
ALLOCATION FUND, INC. Fund -- Investor A                to provide high total investment return
                                                        through a fully managed investment
                                                        policy utilizing United States and
                                                        foreign equity securities, debt and
                                                        money market securities, the
                                                        combination of which will be varied
                                                        from time to time both with respect to
                                                        types of securities and markets in
                                                        response to changing market and
                                                        economic trends.
                      ---------------------------------------------------------------------------
CALAMOS INVESTMENT    Calamos Growth Fund -- Class A    Long-term capital growth.
TRUST
                      ---------------------------------------------------------------------------
COHEN & STEERS        Cohen & Steers Global Realty      Total return through investment in
GLOBAL REALTY         Shares -- Class A                 global real estate equity securities.
SHARES, INC.


                      ---------------------------------------------------------------------------
COLUMBIA ACORN TRUST  Columbia Acorn Fund -- Class A    Long-term growth of capital.

                      ---------------------------------------------------------------------------
COLUMBIA FUNDS SERIES Columbia Marsico 21st Century     Long-term growth of capital.
TRUST                 Fund -- Class A

                      ---------------------------------------------------------------------------
                      Columbia Marsico International    Long-term growth of capital.
                      Opportunities Fund -- Class A

                      ---------------------------------------------------------------------------
                      Columbia Mid Cap Value Fund --    Long-term capital appreciation.
                      Class A
                      ---------------------------------------------------------------------------
DAVIS NEW YORK        Davis New York Venture Fund --    Long-term growth of capital.
VENTURE FUND, INC.    Class A
                      ---------------------------------------------------------------------------
EATON VANCE MUTUAL    Eaton Vance Floating-Rate Fund/1/ To provide a high level of current
FUNDS TRUST           -- Class A                        income.
                      ---------------------------------------------------------------------------
EATON VANCE SPECIAL   Eaton Vance Large-Cap Value       To seek total return.
INVESTMENT TRUST      Fund -- Class A
                      ---------------------------------------------------------------------------
EVERGREEN EQUITY      Evergreen Enhanced S&P 500        Seeks total return greater than that of
TRUST                 Fund/2/ -- Class A                the S&P 500(R) Index.
                      ---------------------------------------------------------------------------
                      Evergreen Intrinsic Value Fund -- Seeks long-term capital growth.
                      Class A


                      ---------------------------------------------------------------------------
EVERGREEN MONEY       Evergreen Treasury Money          Seeks to maintain stability of principal
MARKET TRUST          Market Fund/3/ -- Class A         while earning current income and
                                                        providing liquidity.
                      ---------------------------------------------------------------------------

                                            Adviser (and Sub-Adviser(s)
          Investment Objective                    as applicable)
---------------------------------------------------------------------------
The investment objective of the fund is  BlackRock Advisors, LLC (sub-
to provide high total investment return  advised by BlackRock Investment
through a fully managed investment       Management, LLC and BlackRock
policy utilizing United States and       Asset Management U.K. Limited)
foreign equity securities, debt and
money market securities, the
combination of which will be varied
from time to time both with respect to
types of securities and markets in
response to changing market and
economic trends.
---------------------------------------------------------------------------
Long-term capital growth.                Calamos Advisors

---------------------------------------------------------------------------
Total return through investment in       Cohen & Steers Capital
global real estate equity securities.    Management, Inc. (subadvised by
                    Cohen & Steers Asia Limited, Cohen
                                         & Steers Europe S.A. and Cohen &
                                         Steers UK Limited)
---------------------------------------------------------------------------
Long-term growth of capital.             Columbia Wanger Asset
                                         Management, L.P.
---------------------------------------------------------------------------
Long-term growth of capital.             Columbia Management Advisors,
 LLC (subadvised by Marsico Capital
                                         Management, LLC)
---------------------------------------------------------------------------
Long-term growth of capital.             Columbia Management Advisors,
        LLC (subadvised by Marsico Capital
                                         Management, LLC)
---------------------------------------------------------------------------
Long-term capital appreciation.          Columbia Management Advisors,
        LLC
---------------------------------------------------------------------------
Long-term growth of capital.             Davis Selected Advisers, L.P.

---------------------------------------------------------------------------
To provide a high level of current       Boston Management and Research
income.
---------------------------------------------------------------------------
To seek total return.                    Boston Management and Research

---------------------------------------------------------------------------
Seeks total return greater than that of  Evergreen Investment Management
the S&P 500(R) Index.                    Company, LLC
---------------------------------------------------------------------------
Seeks long-term capital growth.          Evergreen Investment Management
        Company, LLC (subadvised by
                                         Metropolitan West Capital
                                         Management, LLC)
---------------------------------------------------------------------------
Seeks to maintain stability of principal Evergreen Investment Management
while earning current income and         Company, LLC
providing liquidity.
---------------------------------------------------------------------------

                    /1/ Please see the provision below under the heading
                        "Information about 'Fund of Funds'" for important information about this Portfolio.

                    /2/ "Standard & Poor's," "S&P," "S&P 500," "Standard &
                        Poor's 500" and "500" are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by Evergreen Investment Management Company, LLC. The product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the product.

                    /3/ During extended periods of low interest rates, the
                        yields of the Money Market Fund may become extremely low and possibly negative.


                      Subaccount Investing In                       Investment Objective
                      -----------------------------------------------------------------------------
FEDERATED EQUITY      Federated Kaufmann Fund --          To provide capital appreciation.
FUNDS                 Class A


                      -----------------------------------------------------------------------------
FIDELITY ADVISOR      Fidelity Advisor Balanced Fund --   Seeks both income and growth of
SERIES I              Class A                             capital.









                      -----------------------------------------------------------------------------
                      Fidelity Advisor Equity Growth      Seeks capital appreciation.
                      Fund -- Class A







                      -----------------------------------------------------------------------------
                      Fidelity Advisor Leveraged          Seeks capital appreciation.
                      Company Stock Fund -- Class A







                      -----------------------------------------------------------------------------
FIDELITY ADVISOR      Fidelity Advisor Mid Cap II Fund    Seeks long-term growth of capital.
SERIES II             -- Class A







                      -----------------------------------------------------------------------------
FIDELITY CONTRAFUND   Fidelity Advisor New Insights       Seeks capital appreciation.
                      Fund -- Class A







                      -----------------------------------------------------------------------------
FRANKLIN TEMPLETON    Franklin Templeton Founding         The fund's principal investment goal is
FUND ALLOCATOR SERIES Funds Allocation Fund/4/ -- Class A capital appreciation. Its secondary goal is income.
                      -----------------------------------------------------------------------------

                                             Adviser (and Sub-Adviser(s)
          Investment Objective                     as applicable)
----------------------------------------------------------------------------
To provide capital appreciation.         Federated Equity Management
 Company of Pennsylvania
                                         (subadvised by Federated Global
                                         Investment Management Corp.)
----------------------------------------------------------------------------
Seeks both income and growth of          Fidelity Management & Research
capital.                                 Company (subadvised by Fidelity
                                         Investments Money Management,
                                         Inc.; FMR Co., Inc.; Fidelity
                                         Research & Analysis Company;
                                         Fidelity Management & Research
                                         (U.K.) Inc.; Fidelity International
                                         Investment Advisors; Fidelity
                                         International Investment Advisors
                                         (U.K.) Limited; and Fidelity
                                         Investments Japan Limited)
----------------------------------------------------------------------------
Seeks capital appreciation.              Fidelity Management & Research
      Company (subadvised by Fidelity
                                         Research & Analysis Company;
                                         Fidelity Management & Research
                                         (U.K.) Inc.; Fidelity International
                                         Investment Advisors; Fidelity
                                         International Investment Advisors
                                         (U.K.) Limited; and Fidelity
                                         Investments Japan Limited)
----------------------------------------------------------------------------
Seeks capital appreciation.              Fidelity Management & Research
      Company (subadvised by Fidelity
                                         Research & Analysis Company;
                                         Fidelity Management & Research
                                         (U.K.) Inc.; Fidelity International
                                         Investment Advisors; Fidelity
                                         International Investment Advisors
                                         (U.K.) Limited; and Fidelity
                                         Investments Japan Limited)
----------------------------------------------------------------------------
Seeks long-term growth of capital.       Fidelity Management & Research
 Company (subadvised by Fidelity
                                         Research & Analysis Company;
                                         Fidelity Management & Research
                                         (U.K.) Inc.; Fidelity International
                                         Investment Advisors; Fidelity
                                         International Investment Advisors
                                         (U.K.) Limited; and Fidelity
                                         Investments Japan Limited)
----------------------------------------------------------------------------
Seeks capital appreciation.              Fidelity Management & Research
      Company (subadvised by FMR Co.,
                                         Inc.; Fidelity Research & Analysis
                                         Company; Fidelity Management &
                                         Research (U.K.) Inc.; Fidelity
                                         International Investment Advisors;
                                         Fidelity International Investment
                                         Advisors (U.K.) Limited; and
                                         Fidelity Investments Japan Limited)
----------------------------------------------------------------------------
The fund's principal investment goal is  Franklin Templeton Services, LLC capital appreciation. Its secondary goal (the fund's administrator)
is income.
----------------------------------------------------------------------------

                    /4/ Please see the provision below under the heading
                        "Information about 'Fund of Funds'" for important information about this Portfolio.

                                                                                                 Adviser (and Sub-Adviser(s)
                      Subaccount Investing In                  Investment Objective                    as applicable)
                      ---------------------------------------------------------------------------------------------------------
FRANKLIN VALUE        Franklin Small Cap Value Fund   The fund's investment goal is long-     Franklin Advisory Services, LLC
INVESTORS TRUST       -- Class A                      term total return.
                      ---------------------------------------------------------------------------------------------------------
GE FUNDS              GE Strategic Investment Fund -- Maximum total return.                   GE Asset Management
                      Class A
                      ---------------------------------------------------------------------------------------------------------
JANUS ADVISER SERIES  Janus Adviser Forty Fund --     Seeks long-term growth of capital.      Janus Capital Management LLC
                      Class A
                      ---------------------------------------------------------------------------------------------------------
JENNISON 20/20 FOCUS  Jennison 20/20 Focus Fund --    Long-term growth of capital.            Prudential Investments LLC
FUND                  Class A
                      ---------------------------------------------------------------------------------------------------------
JENNISON NATURAL      Jennison Natural Resources Fund Long-term growth of capital.            Prudential Investments LLC
RESOURCES FUND, INC.  -- Class A
                      ---------------------------------------------------------------------------------------------------------
JPMORGAN TRUST II     JPMorgan Core Bond Fund --      Seeks to maximize total return by       JPMorgan Investment Advisors Inc.
                      Class A                         investing primarily in a diversified
                                                      portfolio of intermediate- and long-
                                                      term debt securities
                      ---------------------------------------------------------------------------------------------------------
                      JPMorgan Investor Growth &      Seeks long-term capital appreciation    JPMorgan Investment Advisors Inc.
                      Income Fund -- Class A          and growth of income by investing
                                                      primarily in a diversified group of
                                                      mutual funds within the same group of
                                                      investment companies that invest
                                                      primarily in equity securities
                      ---------------------------------------------------------------------------------------------------------
LEGG MASON PARTNERS   Legg Mason Partners Aggressive  Seeks capital appreciation.             Legg Mason Partners Fund Advisor,
AGGRESSIVE GROWTH     Growth Fund, Inc. -- Financial                                          LLC (subadvised by ClearBridge
FUND, INC.            Intermediary Class                                                      Advisors, LLC)
                      ---------------------------------------------------------------------------------------------------------
LEGG MASON VALUE      Legg Mason Value Trust, Inc. -- Long-term growth of capital.            Legg Mason Capital Management,
TRUST, INC.           Financial Intermediary Class                                            Inc.
                      ---------------------------------------------------------------------------------------------------------
LORD ABBETT           Lord Abbett Affiliated Fund --  Long-term growth of capital and         Lord, Abbett & Co. LLC
AFFILIATED FUND, INC. Class A                         income without excessive fluctuations
                                                      in market value.
                      ---------------------------------------------------------------------------------------------------------
LORD ABBETT           Lord Abbett Bond-Debenture      To seek high current income and the     Lord, Abbett & Co. LLC
BOND-DEBENTURE FUND,  Fund -- Class A                 opportunity for capital appreciation to
INC.                                                  produce a high total return.
                      ---------------------------------------------------------------------------------------------------------
LORD ABBETT MID-CAP   Lord Abbett Mid-Cap Value Fund  Seeks capital appreciation through      Lord, Abbett & Co. LLC
VALUE FUND, INC.      -- Class A                      investments, primarily in equity
                                                      securities, which are believed to be
                                                      undervalued in the marketplace.
                      ---------------------------------------------------------------------------------------------------------
OPPENHEIMER CAPITAL   Oppenheimer Capital             Seeks capital appreciation.             OppenheimerFunds, Inc.
APPRECIATION FUND     Appreciation Fund -- Class A
                      ---------------------------------------------------------------------------------------------------------
OPPENHEIMER GLOBAL    Oppenheimer Global Fund --      Seeks capital appreciation.             OppenheimerFunds, Inc.
FUND                  Class A
                      ---------------------------------------------------------------------------------------------------------
OPPENHEIMER MAIN      Oppenheimer Main Street Fund -- Seeks high total return.                OppenheimerFunds, Inc.
STREET FUNDS, INC.    Class A
                      ---------------------------------------------------------------------------------------------------------
OPPENHEIMER MAIN      Oppenheimer Main Street Small   Seeks capital appreciation.             OppenheimerFunds, Inc.
STREET SMALL CAP      Cap Fund -- Class A
FUND
                      ---------------------------------------------------------------------------------------------------------
PIMCO FUNDS           PIMCO High Yield Fund --        Seeks maximum total return,             Pacific Investment Management
                      Class A                         consistent with preservation of capital Company LLC
                                                      and prudent investment management.
                      ---------------------------------------------------------------------------------------------------------
                      PIMCO Long-Term U.S.            Seeks maximum total return,             Pacific Investment Management
                      Government Fund -- Class A      consistent with preservation of capital Company LLC
                                                      and prudent investment management.
                      ---------------------------------------------------------------------------------------------------------

                                                                                                Adviser (and Sub-Adviser(s)
                      Subaccount Investing In                  Investment Objective                   as applicable)
                      --------------------------------------------------------------------------------------------------------
                      PIMCO Low Duration Fund --      Seeks maximum total return,             Pacific Investment Management
                      Class A                         consistent with preservation of capital Company LLC
                                                      and prudent investment management.
                      --------------------------------------------------------------------------------------------------------
                      PIMCO Total Return Fund --      Seeks maximum total return,             Pacific Investment Management
                      Class A                         consistent with preservation of capital Company LLC
                                                      and prudent investment management.
                      --------------------------------------------------------------------------------------------------------
PUTNAM INVESTMENT     Putnam International Capital    Seeks long-term capital appreciation.   Putnam Investment Management,
FUNDS                 Opportunities Fund -- Class A                                           LLC (subadvised by Putnam
                                                                                              Investments Limited)
                      --------------------------------------------------------------------------------------------------------
T. ROWE PRICE CAPITAL T. Rowe Price Capital           The fund seeks long-term capital        T. Rowe Price Associates, Inc.
APPRECIATION FUND     Appreciation Fund -- Advisor    appreciation by investing primarily in
                      Class                           common stocks. It may also hold
                                                      fixed-income and other securities to
                                                      help preserve principal value.
                      --------------------------------------------------------------------------------------------------------
T. ROWE PRICE EQUITY  T. Rowe Price Equity Income     The fund seeks to provide substantial   T. Rowe Price Associates, Inc.
INCOME FUND           Fund -- Advisor Class           dividend income as well as long-term
                                                      growth of capital through investments
                                                      in the common stocks of established
                                                      companies.
                      --------------------------------------------------------------------------------------------------------
T. ROWE PRICE GROWTH  T. Rowe Price Growth Stock Fund The fund seeks to provide long-term     T. Rowe Price Associates, Inc.
STOCK FUND, INC.      -- Advisor Class                capital growth and, secondarily,
                                                      increasing dividend income through
                                                      investments in the common stocks of
                                                      well-established growth companies.
                      --------------------------------------------------------------------------------------------------------
THORNBURG INVESTMENT  Thornburg Core Growth Fund --   Seeks long-term growth of capital by    Thornburg Investment Management,
TRUST                 Class A                         investing in equity securities selected Inc.
                                                      for their growth potential.
                      --------------------------------------------------------------------------------------------------------
                      Thornburg International Value   Seeks long-term capital appreciation    Thornburg Investment Management,
                      Fund -- Class A                 by investing in equity and debt         Inc.
                                                      securities of all types. The secondary,
                                                      non-fundamental goal of the fund is to
                                                      seek some current income.
                      --------------------------------------------------------------------------------------------------------
VAN KAMPEN COMSTOCK   Van Kampen Comstock Fund --     To seek capital growth and income       Van Kampen Asset Management
FUND                  Class A                         through investments in equity
                                                      securities, including common stocks,
                                                      preferred stocks and securities
                                                      convertible into common and preferred
                                                      stocks.
                      --------------------------------------------------------------------------------------------------------

Not all of these Portfolios may be available in all markets.

We will purchase shares of the Portfolios at net asset value and direct them to the appropriate Subaccounts. We will redeem sufficient shares of the appropriate Portfolios at net asset value to pay death benefits, surrender proceeds, and partial withdrawals; to make income payments; or for other purposes described in the contract. We automatically reinvest all dividend and capital gain distributions of the Portfolios in shares of the distributing Portfolios at their net asset value on the date of distribution. In other words, we do not pay Portfolio dividends or Portfolio distributions out to owners as additional units, but instead reflect them in unit values.

Shares of the Portfolios are available to the general public.

We reserve the rights, within the law, to make additions, deletions and substitutions for the Portfolios of the Funds. We may substitute shares of other Portfolios for shares already purchased, or to be purchased in the future, under the contract. This substitution might occur if shares of a Portfolio should no longer be available, or if investment in any Portfolio's shares should become inappropriate for the purposes of the contract, in the judgment of our management. The new Portfolios may have higher fees and charges than the ones they replaced. No substitution or deletion will be made without prior notice to you in accordance with the 1940 Act.

We also reserve the right to establish additional Subaccounts, each of which would invest in a separate Portfolio of a Fund, or in shares of another investment company, with a specified investment objective. We may also eliminate one or more Subaccounts if, in our sole discretion, marketing, tax, or investment conditions warrant. We will not eliminate a Subaccount without prior notice to you and, if required, before approval of the SEC. Not all Subaccounts may be available to all classes of contracts.

There are a number of factors that are considered when deciding what Portfolios are made available in your variable annuity contract. Such factors include:
(i) the Portfolio's investment objective; (ii) the Portfolio's performance history; (iii) the Portfolio's holdings and the strategies the Portfolio uses to try and meet its objectives; and (iv) the Portfolio's servicing agreement.

The investment objective is critical because we want to have an array of Portfolios with diverse objectives so that an investor may diversify his or her investment holdings, from a conservative to an aggressive investment portfolio, depending on the advice of his or her investment adviser and risk assessment. When selecting a Portfolio for our products, we also want to make sure that the Portfolio has a strong performance history when compared to its peers and that its holdings and strategies are consistent with its objectives. Finally, it is important for us to be able to provide you with a wide array of the services that facilitate your investment program relating to your allocation in Subaccounts that invest in the underlying Portfolios.

We have entered into agreements with either the investment adviser or distributor of each of the Funds and/or, in certain cases, a Portfolio, under which the Portfolio, the adviser or distributor may make payments to us and/or to certain of our affiliates. These payments may be made in connection with certain administrative and other services we provide relating to the Portfolios. Such administrative services we provide include but are not limited to: accounting transactions for variable owners and then providing one daily purchase and sale order on behalf of each Portfolio; providing copies of Portfolio prospectuses, Statements of Additional Information and any supplements thereto; forwarding proxy voting information, gathering the information and providing vote totals to the Portfolio on behalf of our owners; and providing customer service on behalf of the Portfolios. The amount of the payments is based on a percentage of the average annual aggregate net amount we have invested in the Portfolio on behalf of the Separate Account and other separate accounts funding certain variable insurance contracts that we and our affiliates issue. These percentages differ, and some Portfolios, investment advisers or distributors pay us a greater percentage than other advisers or distributors based on the level of administrative and other services provided.

We will not realize a profit from payments received directly from a Portfolio, but we may realize a profit from payments received from the adviser and/or the distributor. If we do, we may use such profit for any corporate purpose, including payment of expenses (i) that we and/or our affiliates incur in promoting, marketing and administering the contracts, and (ii) that we incur, in our role as intermediary, in promoting, marketing and administering the Fund Portfolios. The amounts we expect to receive from certain Portfolios for the assets allocated to the Portfolios from our separate accounts during 2008 range
from     % to     %. The Portfolios that pay a service fee to us are:

   [to be provided by amendment]

As noted above, an investment adviser or sub-adviser of a Portfolio, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be derived, in whole or in part, from the profits the investment adviser or sub-adviser receives on the advisory fee deducted from Portfolio assets. Contract owners, through their indirect investment in the Portfolios, bear the costs of these advisory fees (see the prospectuses for the Portfolios for more information). The amounts we expect to receive from the adviser and/or the distributor for the assets allocated to the Portfolios from our separate
accounts during 2008 range from     % to     %. Payment of these amounts is not
an additional charge to you by the Funds or by us, but comes from the Fund's investment adviser or distributor.

In addition to the asset-based payments for administrative and other services described above, the investment adviser or the distributor of the Fund may also pay us, or our affiliate Capital Brokerage Corporation, to participate in periodic sales meetings, for expenses relating to the production of promotional sales literature, and for other expenses or services. The amount paid to us, or our affiliate Capital Brokerage Corporation, may be significant. Payments to participate in sales meetings may provide a Fund's investment adviser or distributor with greater access to our internal and external wholesalers to provide training, marketing support and educational presentations.

In consideration of services provided and expenses incurred by Capital Brokerage Corporation in distributing shares of the Funds, Capital Brokerage Corporation also receives 12b-1 fees from all of the Portfolios. See the "Fee Tables" section of this prospectus and the Fund prospectuses. These payments
may equal up to     % of separate account assets invested in the particular
Portfolio.

Information about "Fund of Funds." Certain of the Portfolios invest in shares of underlying investment companies. Such a Portfolio is often referred to as a "Fund of Funds." The Eaton Vance Floating-Rate Fund and the Franklin Templeton Founding Funds Allocation Fund are each a Fund of Funds that invests in shares of one or more underlying registered investment companies ("underlying funds"). Because these Portfolios pursue their goals by investing in underlying funds, if you invest in one of these Portfolios, you will bear a proportionate share of the Portfolio's operating expenses and, also, indirectly, the operating expenses of the underlying funds. Each Portfolio, as a shareholder in an underlying fund, will indirectly bear its proportionate share of any management fees and other expenses paid by the underlying fund.

More information about the Eaton Vance Floating-Rate Fund and the Franklin Templeton Founding Funds Allocation Fund, including information about the fees and expenses of each of the Portfolios and the underlying funds, can be found in the prospectus for each of the Portfolios. In addition, other Portfolios may operate exclusively as a Fund of Funds or may invest a portion of asset in underlying funds. Please carefully read the prospectus for each Portfolio before you allocate purchase payments and assets to the corresponding Subaccount.

Voting Rights

As required by law, we will vote the shares of the Portfolios held in the Separate Account at special shareholder meetings based on instructions from you. However, if the law changes and we are permitted to vote in our own right, we may elect to do so.

Whenever a Fund calls a shareholder meeting, owners with voting interests in a Portfolio will be notified of issues requiring the shareholders' vote as soon as possible before the shareholder meeting. Persons having a voting interest in the Portfolio will be provided with proxy voting materials, reports, other materials, and a form with which to give voting instructions.

We will determine the number of votes which you have the right to cast by applying your percentage interest in a Subaccount to the total number of votes attributable to the Subaccount. In determining the number of votes, we will recognize fractional shares.

We will vote Portfolio shares for which no instructions are received (or instructions are not received timely) in the same proportion to those that are received. Therefore, because of proportional voting, a small number of contract owners may control the outcome of a vote. We will apply voting instructions to abstain on any item to be voted on a pro rata basis to reduce the number of votes eligible to be cast.

Asset Allocation Program

The following is a general description of the Asset Allocation Program available under the contract. A complete description is available in the brochure for the program. The program may be referred to as "Efficient Edge" in the brochure or other materials.

General

The Asset Allocation Program is an asset allocation service that we make available at no additional charge for use within the contract. Asset allocation is an investment strategy for distributing assets among asset classes to help attain an investment goal. For your contract, the Asset Allocation Program can help with decisions you need to make about how to allocate your Contract Value among available Subaccounts (and their corresponding Portfolios). The theory behind an asset allocation strategy is that diversification among asset classes can help reduce volatility over the long term.

Genworth Financial Asset Management, Inc. ("GFAM"), one of our affiliates, provides investment advice for the Asset Allocation Program. GFAM is an investment adviser that is registered under the Investment Advisers Act of 1940. As part of the Asset Allocation Program, GFAM has developed six asset allocation models ("Asset Allocation Models" or "Models"), each based on different profiles of an investor's investment time horizon and willingness to accept investment risk. One of the six available Asset Allocation Models is a "build your own" Asset Allocation Model. We will refer to this Asset Allocation Model as the "Build Your Own Asset Allocation Model" when necessary to distinguish it from the other Asset Allocation Models. The distinguishing features of the Build Your Own Asset Allocation Model are discussed in the "Build Your Own Asset Allocation Model" provision below. The Asset Allocation Models are designed for use in two different circumstances, as discussed below.

  . Lifetime Income Plus 2008 is designed to provide protection against market downturns. To ensure that contract owners' assets protected under this rider are invested in accordance with an investment strategy involving an appropriate level of risk, we require the assets to be invested only in an Investment Strategy. A contract owner may elect Asset Allocation Model A, B, C, or D or the Build Your Own Asset Allocation Model as the Investment Strategy for Lifetime Income Plus 2008. A contract owner, however, may not elect Asset Allocation Model E.

  . Contract owners that do not purchase Lifetime Income Plus 2008 may also elect to participate in the Asset

    Allocation Program. These contract owners may choose Asset Allocation Model
     A, B, C, D or E. The Build Your Own Asset Allocation Model, however, is not available to these contract owners.

If you elect to participate in the Asset Allocation Program, your initial purchase payment will be allocated to the Subaccounts corresponding to the Portfolios in the Asset Allocation Model you select. Any subsequent purchase payments you make will also be allocated accordingly, unless you instruct us otherwise in writing. The Build Your Own Asset Allocation Model works a little differently, as discussed in the "Build Your Own Asset Allocation Model" provision below.

If you participate in the Asset Allocation Program, GFAM will serve as your investment adviser solely for the purposes of the development of the Asset Allocation Models and periodic updates of the Models. On a periodic basis (generally annually but not more than quarterly, unless determined to be necessary or appropriate by GFAM), the Asset Allocation Models are updated as discussed below. If you elect to participate in the Asset Allocation Program, we will reallocate your Contract Value or purchase payments, as applicable, in accordance with the Model you select as it is updated from time to time based on limited discretionary authority that you grant to us, unless you instruct us otherwise. For more information on GFAM's role as investment adviser for the Asset Allocation Program, you may review GFAM's disclosure brochure, which will be delivered to you at the time you apply for a contract. Please contact us if you would like to receive a copy of this brochure. We may change the investment adviser that we use to develop and periodically update the Asset Allocation Models, or to the extent permissible under applicable law, use no investment adviser at all. We may perform certain administrative functions on behalf of GFAM. However, we are not registered as an investment adviser and are not providing any investment advice in making the Asset Allocation Program available to contract owners.

The Asset Allocation Models

There are six Asset Allocation Models, each comprised of a carefully selected combination of Portfolios offered under the contract. Development of the Asset Allocation Models involves a multi-step process designed to optimize the selection of Portfolios, for a given level of risk tolerance, in an effort to maximize returns and limit the effects of market volatility. The discussion in this section generally applies to all of the Asset Allocation Models. The Build Your Own Asset Allocation Model, however, works a little differently. The distinguishing features of the Build Your Own Asset Allocation Model are discussed in the "Build Your Own Asset Allocation Model" provision below.

Asset allocation strategies reflect the theory that diversification among asset classes can help reduce volatility and potentially enhance returns over the long term. An asset class may be a category of investments having similar characteristics, such as stocks and other equity investments, and bonds and other fixed income investments. There may also be further divisions within asset classes, such as divisions according to the size of the issuer (e.g., large cap, mid cap, or small cap), the type of issuer (e.g., government, municipal, or corporate), or the location of the issuer (e.g., domestic or foreign). GFAM has identified target allocations, between equities and fixed income investments, for the level of risk, investment time horizon and investment objective specified for Asset Allocation Model A, B, C, D and E. In addition to these allocations, GFAM also conducts an optimization analysis to determine the appropriate further breakdown of asset classes for each Asset Allocation Model.

Next, after the asset class exposures are known for each Asset Allocation Model, a determination is made as to how available Portfolios can be used to implement the asset class allocations. The Portfolios are selected by evaluating asset classes represented by each Portfolio and combining Portfolios to arrive at the desired asset class exposures. GFAM considers various factors in selecting the Portfolios for each Asset Allocation Model, including historical returns-based style analysis and asset performance and multiple regression analyses, as well as qualitative assessments of a Portfolio's portfolio manager and expected future market and economic conditions. In addition, GFAM may consider (but is not obligated to follow) recommendations we may make regarding what Portfolios to use. These recommendations may be based on various factors, including whether the investment adviser or distributor of a Portfolio pays us a fee for certain administrative and other services we provide relating to the Portfolio, and whether our affiliate Capital Brokerage Corporation receives 12b-1 fees from the Portfolio. Based on this analysis, Portfolios are selected in a manner that is intended to optimize potential returns of each Model, given a particular level of risk tolerance. This process could, in some cases, result in the inclusion of a Portfolio in a Model based on its specific asset class exposure or other specific optimization factors, even when another Portfolio may have better investment performance. In addition, this may also result in the inclusion of Portfolios with higher fees that may adversely affect performance.

Build Your Own Asset Allocation Model. The Build Your Own Asset Allocation Model is constructed differently than the other five Asset Allocation Models. The Build Your Own Asset Allocation Model is comprised of separate asset classes. Each of those asset classes includes a selection of Portfolios that meet the asset class designation. The Model requires a contract owner to invest a percentage of assets in Portfolios available in each asset class. As currently constructed, the Build Your Own Asset Allocation Model requires an investment of 20% to 80% of assets in the "Core" asset class, 20% to 60% of assets in the "Fixed Income" asset class, and 0% to 20% of assets in the "Specialty" asset class, for a total of 100% of assets invested in the Model.

Generally, the development of the Build Your Own Asset Allocation Model is similar to the development of the other Asset Allocation Models, as described above. For the Build Your Own Asset Allocation Model, however, GFAM first divides the Model into available asset classes and determines the appropriate percentage range for each asset class. This first step in the process is designed to identify a range of investments that will meet the level of risk tolerance available for a moderately conservative to a moderately aggressive allocation. Thus, GFAM creates a range of investments that a contract owner can select from in an effort to maximize returns and limit the effects of market volatility.

Next, after the asset class exposures are known for each Asset Allocation Model, a determination is made as to how available Portfolios fit within each asset class allocations. The Portfolios are selected by evaluating asset classes represented by each Portfolio. GFAM considers various factors in selecting the Portfolios for each asset class, including historical returns-based style analysis and asset performance and multiple regression analyses, as well as qualitative assessments of a Portfolio's portfolio manager and expected future market and economic conditions. In addition, GFAM may consider (but is not obligated to follow) recommendations we may make regarding what Portfolios to use in the Model. These recommendations may be based on various factors, including whether the investment adviser or distributor of a Portfolio pays us a fee for certain administrative and other services we provide relating to the Portfolio, and whether our affiliate Capital Brokerage Corporation receives 12b-1 fees from the Portfolio. This process could, in some cases, result in the inclusion of a Portfolio in the Model based on its specific asset class exposure or other specific optimization factors, even when another Portfolio may have better investment performance. In addition, this may also result in the inclusion of Portfolios with higher fees that may adversely affect performance.

Periodic Updates of Asset Allocation Models and Notices of Updates

Each of the Asset Allocation Models is evaluated periodically (generally annually but not more than quarterly, unless determined to be necessary or appropriate by GFAM) to assess whether the combination of Portfolios within each Model should be changed to better seek to optimize the potential return for the level of risk tolerance intended for the Model or, for the Build Your Own Asset Allocation Model, to assess whether an asset class should be added, removed or modified. As a result of such periodic analysis, each Model may change, such as by revising the percentages allocated to such Portfolio or, for the Build Your Own Asset Allocation Model, by changing the percentage range of investments available in an asset class. In addition, Portfolios may be added to a Model (including Portfolios not currently available in the contract), or Portfolios may be deleted from a Model.

When your Asset Allocation Model is updated, we will reallocate your Contract Value (and subsequent purchase payments, if applicable) in accordance with any changes to the Model you have selected. This means the allocation of your Contract Value, and potentially the Portfolios in which you are invested, will change and your Contract Value (and subsequent purchase payments, if applicable) will be reallocated among the Portfolios in your updated Model (independently of monthly rebalancing, as discussed below). Generally, this will not be an effect of a change to the Build Your Own Asset Allocation Model. However, a change may be made to the Build Your Own Asset Allocation Model that will require a contract owner to provide us with new allocation instructions.

When Asset Allocation Models are to be updated, we will send you written notice of the updates to the Models at least 30 days in advance of the date the updated version of the Model is intended to be effective. Contract owners purchasing contracts who elect to participate in the Asset Allocation Program within the two-week period prior to a date that Asset Allocation Models are to be updated, will be provided with information regarding the composition of both the current Asset Allocation Model as well as the proposed changes to the Model. You should carefully review these notices. If you wish to accept the changes to your selected Model, you will not need to take any action, as your Contract Value (and subsequent purchase payments, if applicable) will be reallocated in accordance with the updated Model. If you do not wish to accept the changes to your selected Model, you have the following alternatives. If you elected Lifetime Income Plus 2008, you must transfer your Contract Value to one or more of the Designated Subaccounts (as described in the sections of this prospectus discussing the riders), or one of the other available Asset Allocation Models. Contract owners that own Lifetime Income Plus 2008 must always allocate assets in accordance with the Investment Strategy.

Please note, also, that in a rare circumstance a change may be made to the Build Your Own Asset Allocation Model that will require a contract owner to provide us with new allocation instructions. For example, if an asset class is added to the Model, and an investment is required within that asset class, we will need new allocation instructions from the contract owner.

If we do not receive new allocation instructions from the contract owner in a timely manner, that owner's assets will be allocated to Asset Allocation Model C until we receive new instructions.

In addition, in certain cases, shares of a Portfolio may become unavailable under the contract and in the Model for new purchase payments, transfers and asset rebalancing, or GFAM may determine that a Portfolio no longer meets the criteria for an asset class or, perhaps, the Model. The Model may be modified to respond to such events by removing unavailable Portfolios and adding new Portfolios as appropriate.

Because such changes may affect your allocation instructions, you will need to provide updated allocation instructions to comply with the modified Investment Strategy. If you do not provide updated allocation instructions, any subsequent purchase payments or transfers requesting payment to an unavailable Portfolio will be considered not in good order. Assets will remain invested as allocated at the time the Portfolio became unavailable, except in a situation where the affected Portfolio is removed. In that case, all of the assets you have invested in the Build Your Own Asset Allocation Model will be moved from the Model to Asset Allocation Model C. Your assets will remain in Asset Allocation Model C, and any subsequent purchase payments or transfer requests will be applied accordingly. You will need to provide us with updated allocation instructions if you want to invest in the Build Your Own Asset Allocation Model or another available Asset Allocation Model.

If you did not elect Lifetime Income Plus 2008, you may change to a different Asset Allocation Model or reject the change.

If you choose to reject a change in an Asset Allocation Model in accordance with the procedures described above, you create your own portfolio (a "self-directed portfolio"), you have terminated your advisory relationship with GFAM and GFAM provides no investment advice related to the creation of a self-directed portfolio. Further, once you have rejected a change in a Model, you are considered to have elected to reject all future changes in the Model. Therefore, if you reject a Model change and thereby create a self-directed portfolio, you will not receive a periodic review of or changes to your portfolio, as would be provided by GFAM with respect to the Asset Allocation Models. You will, however, continue to receive a quarterly statement with information about your Contract Value, as well as written materials from GFAM about any changes proposed to be made to the Models, and you can notify us in writing to allocate your Contract Value in accordance with such changes.

Selecting an Asset Allocation Model

For contract owners who have not elected Lifetime Income Plus 2008.

If you purchase Lifetime Income Plus 2008 and elect to participate in the Asset Allocation Program, you are required to allocate your Contract Value (and subsequent purchase payments, if applicable) to Asset Allocation Model A, B, C, or D or the Build Your Own Asset Allocation Model. If you elect to participate in the Asset Allocation Program and you have not elected Lifetime Income Plus 2008, you must choose Asset Allocation Model A, B, C, D or E for your allocations.

We will not make this decision, nor will GFAM. The following paragraph provides some information you may want to consider in making this decision.

You should consult with your registered representative and/or your financial adviser on your decision regarding which Asset Allocation Model to select. Your registered representative can assist you in determining which Model may be best suited to your financial needs, investment time horizon, and willingness to accept investment risk, and can help you complete the proper forms to participate in the Asset Allocation Program. You should also periodically review these factors with your registered representative to consider whether you should change Models (or, if you have purchased Lifetime Income Plus 2008, whether you should transfer your Contract Value to one or more of the Designated Subaccounts) to reflect any changes in your personal circumstances. Your registered representative can help you complete the proper forms to change to a different Model or transfer to Designated Subaccounts.

You may, in consultation with your registered representative, utilize an investor profile questionnaire we make available, which asks questions intended to help you or your registered representative assess your financial needs, investment time horizon, and willingness to accept investment risk. However, even if you utilize the investor profile questionnaire, it is your decision, in consultation with your registered representative, which Model to choose initially or whether to change to a different Model or transfer to Designated Subaccounts, as the case may be, at a later time. Neither we nor GFAM bear any responsibility for this decision. You may change to a different Model or transfer to Designated Subaccounts, as the case may be, at any time with a proper written request or by telephone or electronic instructions, provided a valid telephone/electronic authorization is on file with us.

Monthly Rebalancing

Each calendar month (on the "monthly anniversary" of your Contract Date), and on any Valuation Day after any transaction involving a withdrawal, receipt of a purchase payment or a transfer of Contract Value, we rebalance your Contract Value to maintain the Subaccounts and their corresponding Portfolios, and the relative percentages of the Subaccounts, for your selected Asset Allocation Model. This monthly rebalancing takes account of:

  . increases and decreases in Contract Value in each Subaccount due to Subaccount performance; and

  . increases and decreases in Contract Value in each Subaccount due to Subaccount transfers, withdrawals (particularly if taken from specific Subaccounts you have designated), and purchase payments (particularly if allocated to specific Subaccounts you have designated).

The first monthly rebalancing will occur on the first "monthly anniversary" of the Contract Date.

We will not rebalance self-directed portfolios (discussed above) unless the contract owner elects the Portfolio Rebalancing program. For self-directed portfolios, future purchase payments for which no specific allocation instructions are received will be allocated in accordance with the last allocation instructions we received, which may have been a prior version of their Asset Allocation Model. Accordingly, if you have a self-directed portfolio you should consider providing specific allocation instructions with each purchase payment or contacting us to update your default allocation instructions.

Quarterly Reports

If you elect to participate in the Asset Allocation Program, you will be sent quarterly reports that provide information about the Subaccounts within your Model, as part of your usual quarterly statement. Information concerning the current Models is provided below.

Risks

Although the Asset Allocation Models are designed to optimize returns given the various levels of risk, there is no assurance that a Model portfolio will not lose money or not experience volatility. Investment performance of your Contract Value could be better or worse by participating in an Asset Allocation Model than if you had not participated. A Model may perform better or worse than any single Portfolio, Subaccount or asset class or other combinations of Portfolios, Subaccounts or asset classes. Model performance is dependent upon the performance of the component Portfolios. Your Contract Value will fluctuate, and when redeemed, may be worth more or less than the original cost.

An Asset Allocation Model may not perform as intended. Although the Models are intended to optimize returns given various levels of risk tolerance, portfolio, market and asset class performance may differ in the future from the historical performance and assumptions upon which the Models are based, which could cause the Models to be ineffective or less effective in reducing volatility.

Periodic updating of the Asset Allocation Models can cause the underlying Portfolios to incur transactional expenses to raise cash for money flowing out of the Portfolios or to buy securities with money flowing into the Portfolios. These expenses can adversely affect performance of the related Portfolios and the Models.

GFAM may be subject to competing interests that have the potential to influence its decision making with regard to the Asset Allocation Program. For example, GFAM or its affiliates (including us) may believe that certain Portfolios could benefit from additional assets or could be harmed by redemptions. GFAM may, from time to time, recommend to a Fund's Board of Directors a change in the portfolio manager or strategy or the closure or merger of a Portfolio, all of which could impact a Model.

In addition, the Portfolios underlying the Subaccounts may invest, depending upon their investment objective and decisions by their investment managers, in securities issued by Genworth Financial, Inc., GFAM's ultimate parent, or its affiliates. GFAM will not have any role in determining whether a Portfolio should purchase or sell Genworth securities. GFAM may allocate portions of the Asset Allocation Models to Portfolios which have held, hold or may hold Genworth securities. GFAM's decision to allocate a percentage of a Model to such a Portfolio will be based on the merits of investing in such a Portfolio and a determination that such an investment is appropriate for the Model.

The Models

Information concerning the Asset Allocation Models is provided on the following pages. You should review this information carefully before selecting or changing a Model.

                         Moderately                                Moderately
   Conservative         Conservative           Moderate            Aggressive           Aggressive
    Allocation           Allocation           Allocation           Allocation           Allocation
     "Model A"            "Model B"            "Model C"            "Model D"            "Model E"
--------------------------------------------------------------------------------------------------------
                                           Investor Profile
--------------------------------------------------------------------------------------------------------
Investor is willing  Investor is willing  Investor is willing  Investor is willing  Investor is willing
to accept a low      at accept a low to   to accept a          at accept a          at accept a high
level of risk, has   moderate level of    moderate level of    moderate to high     level of risk, has
a short term (less   risk, has a          risk, has a          level of risk, has   a long term (more
than five years)     moderately short     moderately long      a long term (15 to   than 15 years)
investment time      term (less than ten  term (10 to 20       20 years)            investment time
horizon and is       years) investment    years) investment    investment time      horizon and has the
looking for an       time horizon and is  time horizon and is  horizon and is       temperament to ride
investment that is   looking for an       looking for an       looking for a        out market swings.
relatively stable    investment to keep   investment with the  growth oriented
in value.            pace with inflation. opportunity for      investment.
                                          long term moderate
                                          growth.
--------------------------------------------------------------------------------------------------------

                                          Investor Objective
--------------------------------------------------------------------------------------------------------
High level of        Growth and current   Growth of capital    Growth of capital    Growth of capital.
current income with  income. Target       with a low to        but without the      Target allocation
preservation of      allocation mix is    moderate level of    price swings of an   mix is 100%
capital. Target      40% equities and     current income.      all equity           equities.
allocation mix is    60% fixed income.    Target allocation    portfolio. Target
20% equities and                          mix is 60% equities  allocation mix is
80% fixed income.                         and 40% fixed        80% equities and
                                          income.              20% fixed income.
--------------------------------------------------------------------------------------------------------


                                  Build Your Own
                              Asset Allocation Model
----------------------------------------------------------------------------------------
The Build Your Own Asset Allocation Model is constructed to allow for the creation of an equity to fixed income allocation that ranges between a 40% equities to 60% fixed income allocation and a 80% equities to 20% fixed income allocation. These ranges, albeit incremental in nature depending on your specific allocation, generally fall within the Investor Profiles and Investor Objectives for Asset Allocation Model B
(Moderately Conservative Allocation) on one end of the spectrum and Asset Allocation
Model D (Moderately Aggressive Allocation) on the other.
----------------------------------------------------------------------------------------

                   [To be revised and updated by amendment.]

             MODEL PERCENTAGE ALLOCATIONS AND PORTFOLIO SELECTIONS

                                                                   Portfolios                                    Model A Model B
---------------------------------------------------------------------------------------------------------------------------------
Equities
---------------------------------------------------------------------------------------------------------------------------------
Large Cap Growth                Jennison 20/20 Focus Fund -- Class A                                                2%      4%
                                -------------------------------------------------------------------------------------------------
                                T. Rowe Price Growth Stock Fund -- Advisor Class                                    2%      4%
---------------------------------------------------------------------------------------------------------------------------------
Large Cap Core                  Davis New York Venture Fund -- Class A                                              2%      3%
                                -------------------------------------------------------------------------------------------------
                                Evergreen Equity Trust -- Evergreen Enhanced S&P 500 Fund -- Class A                1%      3%
---------------------------------------------------------------------------------------------------------------------------------
Large Cap Value                 Allianz Funds -- Allianz NFJ Large-Cap Value Fund -- Class A                        1%      3%
                                -------------------------------------------------------------------------------------------------
                                Eaton Vance Special Investment Trust --
                                Eaton Vance Large-Cap Value Fund -- Class A                                         2%      3%
---------------------------------------------------------------------------------------------------------------------------------
Mid Cap Growth                  Fidelity Advisor Series II -- Fidelity Advisor Mid Cap II Fund -- Class A           1%      1%
---------------------------------------------------------------------------------------------------------------------------------
Mid Cap Value                   Columbia Funds Series Trust -- Columbia Mid Cap Value Fund -- Class A               1%      1%
---------------------------------------------------------------------------------------------------------------------------------
Small Cap Core                  Oppenheimer Main Street Small Cap Fund -- Class A                                   0%      1%
---------------------------------------------------------------------------------------------------------------------------------
Natural Resources               Jennison Natural Resources Fund -- Class A                                          0%      1%
---------------------------------------------------------------------------------------------------------------------------------
Global Equity                   Oppenheimer Global Fund -- Class A                                                  2%      4%
---------------------------------------------------------------------------------------------------------------------------------
Foreign Large Cap Growth        Columbia Funds Series Trust -- Columbia Marsico 21st Century Fund -- Class A        3%      6%
---------------------------------------------------------------------------------------------------------------------------------
Foreign Large Cap Value         AllianceBernstein Trust -- AllianceBernstein International Value Fund -- Class A    1%      3%
                                -------------------------------------------------------------------------------------------------
                                Allianz Funds -- Allianz NFJ International Value Fund -- Class A                    2%      3%
---------------------------------------------------------------------------------------------------------------------------------

    Total % Equities                                                                                               20%     40%
---------------------------------------------------------------------------------------------------------------------------------
Fixed Income
---------------------------------------------------------------------------------------------------------------------------------
Long Duration                   PIMCO Funds -- PIMCO Long-Term U.S. Government Fund -- Class A                      4%      3%
---------------------------------------------------------------------------------------------------------------------------------
Medium Duration                 JPMorgan Trust II -- JPMorgan Core Bond Fund -- Class A                            16%     12%
                                -------------------------------------------------------------------------------------------------
                                PIMCO Funds -- PIMCO Total Return Fund -- Class A                                  16%     12%
---------------------------------------------------------------------------------------------------------------------------------
Short Duration                  PIMCO Funds -- PIMCO Low Duration Fund -- Class A                                  20%     15%
---------------------------------------------------------------------------------------------------------------------------------
Treasury Inflation -- Protected American Century Government Income Trust -- American Century
Securities                      Inflation-Adjusted Bond Fund -- Advisor Class                                      16%     12%
---------------------------------------------------------------------------------------------------------------------------------
Domestic High Yield             PIMCO Funds -- PIMCO High Yield Fund -- Class A                                     4%      3%
---------------------------------------------------------------------------------------------------------------------------------
Bank Loans                      Eaton Vance Mutual Funds Trust -- Eaton Vance Floating-Rate Fund -- Class A         4%      3%
---------------------------------------------------------------------------------------------------------------------------------

    Total % Fixed Income                                                                                           80%     60%
---------------------------------------------------------------------------------------------------------------------------------

                                   Portfolios                                    Model C Model D Model E
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
Jennison 20/20 Focus Fund -- Class A                                                5%      7%      9%
--------------------------------------------------------------------------------------------------------
T. Rowe Price Growth Stock Fund -- Advisor Class                                    5%      7%      9%
--------------------------------------------------------------------------------------------------------
Davis New York Venture Fund -- Class A                                              5%      7%      8%
--------------------------------------------------------------------------------------------------------
Evergreen Equity Trust -- Evergreen Enhanced S&P 500 Fund -- Class A                4%      6%      7%
--------------------------------------------------------------------------------------------------------
Allianz Funds -- Allianz NFJ Large-Cap Value Fund -- Class A                        4%      6%      7%
--------------------------------------------------------------------------------------------------------
Eaton Vance Special Investment Trust --
Eaton Vance Large-Cap Value Fund -- Class A                                         5%      6%      8%
--------------------------------------------------------------------------------------------------------
Fidelity Advisor Series II -- Fidelity Advisor Mid Cap II Fund -- Class A           2%      2%      3%
--------------------------------------------------------------------------------------------------------
Columbia Funds Series Trust -- Columbia Mid Cap Value Fund -- Class A               2%      2%      3%
--------------------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap Fund -- Class A                                   2%      2%      3%
--------------------------------------------------------------------------------------------------------
Jennison Natural Resources Fund -- Class A                                          2%      3%      3%
--------------------------------------------------------------------------------------------------------
Oppenheimer Global Fund -- Class A                                                  6%      8%     10%
--------------------------------------------------------------------------------------------------------
Columbia Funds Series Trust -- Columbia Marsico 21st Century Fund -- Class A        9%     12%     15%
--------------------------------------------------------------------------------------------------------
AllianceBernstein Trust -- AllianceBernstein International Value Fund -- Class A    4%      6%      7%
--------------------------------------------------------------------------------------------------------
Allianz Funds -- Allianz NFJ International Value Fund -- Class A                    5%      6%      8%
--------------------------------------------------------------------------------------------------------

                                                                                   60%     80%    100%
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
PIMCO Funds -- PIMCO Long-Term U.S. Government Fund -- Class A                      2%      1%      0%
--------------------------------------------------------------------------------------------------------
JPMorgan Trust II -- JPMorgan Core Bond Fund -- Class A                             8%      4%      0%
--------------------------------------------------------------------------------------------------------
PIMCO Funds -- PIMCO Total Return Fund -- Class A                                   8%      4%      0%
--------------------------------------------------------------------------------------------------------
PIMCO Funds -- PIMCO Low Duration Fund -- Class A                                  10%      5%      0%
--------------------------------------------------------------------------------------------------------
American Century Government Income Trust -- American Century
Inflation-Adjusted Bond Fund -- Advisor Class                                       8%      4%      0%
--------------------------------------------------------------------------------------------------------
PIMCO Funds -- PIMCO High Yield Fund -- Class A                                     2%      1%      0%
--------------------------------------------------------------------------------------------------------
Eaton Vance Mutual Funds Trust -- Eaton Vance Floating-Rate Fund -- Class A         2%      1%      0%
--------------------------------------------------------------------------------------------------------

                                                                                   40%     20%      0%
--------------------------------------------------------------------------------------------------------

                   [To be revised and updated by amendment.]

             MODEL PERCENTAGE ALLOCATIONS AND PORTFOLIO SELECTIONS

            BUILD YOUR OWN ASSET ALLOCATION MODEL
--------------------------------------------------------------
    Core Asset         Specialty Asset    Fixed Income Asset
Class (20% to 80%)    Class (0% to 20%)   Class (20% to 60%)
--------------------------------------------------------------
AIM Charter Fund --  AllianceBernstein    JPMorgan Core Bond
Class A              International Value  Fund -- Class A
AllianceBernstein    Fund -- Class A      PIMCO Long-Term
Balanced Wealth      AllianceBernstein    U.S. Government
Strategy -- Class A  Small Cap Growth     Fund -- Class A
American Century     Portfolio -- Class A PIMCO Low Duration
Equity Income Fund   AllianceBernstein    Fund -- Class A
-- A Class           Wealth Appreciation
BlackRock Basic      Strategy -- Class A
Value Fund --        Allianz NFJ
Investor A           International Value
BlackRock Global     Fund -- Class A
Allocation Fund --   Allianz NFJ
Investor A           Large-Cap Value
Columbia Acorn Fund  Fund -- Class A
-- Class A           American Century
Davis New York       Inflation-Adjusted
Venture Fund --      Bond Fund --
Class A              Advisor Class
Eaton Vance          Calamos Growth Fund
Large-Cap Value      -- Class A
Fund -- Class A      Cohen & Steers
Evergreen Enhanced   Global Realty
S&P 500 Fund/2/ --   Shares -- Class A
Class A              Columbia Marsico
Fidelity Advisor     21st Century Fund
Balanced Fund --     -- Class A
Class A              Columbia Marsico
Franklin Templeton   International
Founding Funds       Opportunities Fund
Allocation Fund --   -- Class A
Class A              Columbia Mid Cap
GE Strategic         Value Fund --
Investment Fund --   Class A
Class A              Eaton Vance
JPMorgan Investor    Floating-Rate Fund
Growth & Income      -- Class A
Fund -- Class A      Evergreen Intrinsic
Lord Abbett          Value Fund --
Affiliated Fund --   Class A
Class A              Federated Kaufmann
Lord Abbett Mid-Cap  Fund -- Class A
Value Fund --        Fidelity Advisor
Class A              Equity Growth Fund
Oppenheimer Capital  -- Class A
Appreciation Fund    Fidelity Advisor
-- Class A           Leveraged Company
Oppenheimer Global   Stock Fund --
Fund -- Class A      Class A
Oppenheimer Main     Fidelity Advisor
Street Fund --       Mid Cap II Fund --
Class A              Class A
T. Rowe Price        Fidelity Advisor
Capital              New Insights Fund
Appreciation Fund    -- Class A
-- Advisor Class     Franklin Small Cap
T. Rowe Price        Value Fund --
Equity Income Fund   Class A
-- Advisor Class     Janus Adviser Forty
T. Rowe Price        Fund -- Class A
Growth Stock Fund    Jennison 20/20
-- Advisor Class     Focus Fund -- Class
Van Kampen Comstock  A
Fund -- Class A      Jennison Natural
                     Resources Fund --
                     Class A
                     Legg Mason Partners
                     Aggressive Growth
                     Fund, Inc. --
                     Class A
                     Legg Mason Value
                     Trust, Inc. --
                     Financial
                     Intermediary Class
                     Lord Abbett
                     Bond-Debenture Fund
                     -- Class A
                     Oppenheimer Main
                     Street Small Cap
                     Fund -- Class A
                     PIMCO High Yield
                     Fund -- Class A
                     PIMCO Total Return
                     Fund -- Class A
                     Putnam
                     International
                     Capital
                     Opportunities Fund
                     -- Class A
                     Thornburg Core
                     Growth Fund --
                     Class A
                     Thornburg
                     International Value
                     Fund -- Class A
--------------------------------------------------------------

CHARGES AND OTHER DEDUCTIONS

We sell the contracts through registered representatives of broker-dealers. These registered representatives are also appointed and licensed as insurance agents of the Company. We pay commissions to the broker-dealers for selling the contracts. We intend to recover commissions, marketing, administrative and other costs of contract benefits, and other incentives we pay, through fees and charges imposed under the contracts and other corporate revenue. See the "Sale of the Contracts" provision of this prospectus for more information.

All of the charges described in this section apply to assets allocated to the Separate Account.

We will deduct the charges described below to cover our costs and expenses, services provided, and risks assumed under the contracts. We incur certain costs and expenses for the distribution and administration of the contracts and for providing the benefits payable thereunder. Our administrative services include:

  .  processing applications for and issuing the contracts;

  .  maintaining records;

  .  administering income payments;

  . furnishing accounting and valuation services (including the calculation and monitoring of daily Subaccount values);

  .  reconciling and depositing cash receipts;

  .  providing contract confirmations and periodic statements;

  .  providing toll-free inquiry services; and

  .  furnishing telephone and internet transaction services.

The risks we assume include:

  .  the risk that the death benefit will be greater than the Surrender Value;

  . the risk that the actual lifespan of persons receiving income payments under the contract will exceed the assumptions reflected in our guaranteed rates (these rates are incorporated in the contract and cannot be changed);

  . the risk that more owners than expected will qualify for waivers of the surrender charges; and

  . the risk that our costs in providing the services will exceed our revenues from contract charges (which cannot be changed by us).

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge. For example, the surrender charge we collect may not fully cover all the sales and distribution expenses we actually incur. We may also realize a profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

Transaction Expenses

Surrender Charge

We assess a surrender charge on total surrenders and partial withdrawals of purchase payments, unless you meet an available exception as described below. You pay this charge to compensate us for the losses we experience on contract distribution costs.

We calculate the surrender charge separately for each purchase payment. For purposes of calculating this charge, we assume that you withdraw purchase payments on a first-in, first-out basis. We deduct the surrender charge proportionately from the Subaccounts.

There are two surrender charge schedule options available under this contract. The B Share option has a seven-year surrender charge schedule and the L Share option has a four-year surrender charge schedule. You must elect your surrender charge schedule option at the time of application. The mortality and expense risk charge for the contract is higher if the contract is issued with an L Share surrender charge schedule.

If the B Share option is elected at application, the surrender charge schedule is as follows:

                     Surrender Charge
Number of Completed as a Percentage of
  Years Since We    the Surrendered or
   Received the         Withdrawn
 Purchase Payment    Purchase Payment
--------------------------------------
         0                  6%
         1                  6%
         2                  6%
         3                  6%
         4                  5%
         5                  4%
         6                  3%
     7 or more              0%
--------------------------------------

If the L Share option is elected at application, the surrender charge schedule is as follows:

                     Surrender Charge
Number of Completed as a Percentage of
  Years Since We    the Surrendered or
   Received the         Withdrawn
 Purchase Payment    Purchase Payment
--------------------------------------
         0                  6
         1                  5
         2                  4
         3                  2
     4 or more              0
--------------------------------------

The L Share surrender charge schedule option may be referred to as the "Early Access" option in marketing materials.

Exceptions to the Surrender Charge

We do not assess the surrender charge:

  .  on amounts of Contract Value representing gain (as defined below);

  .  on free withdrawal amounts (as defined below);

  . on surrenders or partial withdrawals taken under Optional Payment Plan 1, Optional Payment Plan 2, or Optional Payment Plan 3 (for a period of 5 or more years); or

  .  if a waiver of surrender charge provision applies.

You may withdraw an amount equal to the greater of 10% of your total purchase payments or any amount withdrawn to meet minimum distribution requirements under the Code each contract year without a surrender charge (the "free withdrawal amount"). If you are making a withdrawal from this contract to meet annual minimum distribution requirements under the Code, and the minimum distribution amount attributable to this contract for the calendar year ending at or before the last day of the contract year exceeds the free withdrawal amount, you may withdraw the difference free of surrender charges. We will deduct amounts surrendered first from any gain in the contract and then from purchase payments made. A surrender charge is not assessed on any amounts representing gain. The free withdrawal amount is not cumulative from contract year to contract year. For tax purposes, a surrender is usually treated as a withdrawal of earnings first.

Further, we will waive the surrender charge if you annuitize the contract under Optional Payment Plan 1 (Life Income with Period Certain), Optional Payment
Plan 2 (Joint Life and Survivor Income) or Optional Payment Plan 3 (Income for a Fixed Period) provided that you select a fixed period of 5 years or more. We may also waive surrender charges for certain withdrawals made pursuant to Lifetime Income Plus 2008. See the "Optional Payment Plans" and "Surrenders and Partial Withdrawals -- Lifetime Income Plus 2008" provisions of this prospectus.

We also will waive surrender charges arising from a surrender occurring before income payments begin if, at the time we receive the surrender request, we have received due proof that the Annuitant has a qualifying terminal illness (provided the illness was diagnosed at least one year after the Contract Date). If you surrender the contract under the terminal illness waiver, please remember that we will pay your Contract Value, which could be less than the death benefit otherwise available. All Annuitants must be age 80 or younger on the Contract Date to be eligible for this waiver. The terms and conditions of the waiver is set forth in your contract.

Deductions from the Separate Account

We deduct from the Separate Account an amount, computed daily, at an annual rate of 1.65% (for the L Share option) or 1.35% (for the B Share option) of your daily net assets of the Separate Account. The charge consists of a mortality and expense risk charge at an effective annual rate of 1.50% (for the L Share Option) or 1.20% (for the B Share option) and an administrative expense charge at an effective annual rate of 0.15%. If the contract is a Joint Annuitant contract, we assess an additional Joint Annuitant charge at an effective annual rate of 0.05% against the daily net asset value of the Separate Account. We will also assess the applicable charge for any optional benefit you may elect, as described below. The deductions from the Separate Account are reflected in your Contract Value.

Reduction or Elimination of Charges and Deductions

We reserve the right to reduce or waive any contract or rider charge or deduction for sales of the contract made to certain employees or agents of our parent company, or any of their immediate family members, or to employees, agents and registered representatives of the brokerage firms and financial institutions that sell the contract, or any of their immediate family members. In lieu of a reduction or waiver, we may apply a credit to Contract Value.

We may reduce or waive these items or apply a credit to Contract Value based on expected economies and on differences in costs or services. We reserve the right to implement such reductions, waivers or credits on a temporary or permanent basis and to modify, suspend or terminate such reductions, waivers or credits at any time.

Charges for the Living Benefit Rider Options

Charge for Lifetime Income Plus 2008

You may purchase Lifetime Income Plus 2008 with or without the Principal Protection Death Benefit. We assess a charge for the guaranteed minimum withdrawal benefit provided by the rider. The charge for the guaranteed minimum withdrawal benefit is calculated quarterly as a percentage of the benefit base, as defined and determined under the rider, and deducted quarterly from the Contract Value. On the Contract Date, the benefit base equals Contract Value. The benefit base will change and may be higher than the Contract Value on any given day.

If you purchase Lifetime Income Plus 2008 with the Principal Protection Death Benefit, another charge will be assessed for the Principal Protection Death Benefit. The charge for the Principal Protection Death Benefit is calculated quarterly as a percentage of the value of the Principal Protection Death Benefit, as defined and determined under the rider, and deducted quarterly from the Contract Value. On the Contract Date, the value of the Principal Protection Death Benefit equals the initial purchase payment. The charge for the Principal Protection Death Benefit is higher if any Annuitant is age 71 or older at the time of application.

We also apply different charges for the rider for a contract that is a single Annuitant contract and a contract that is a Joint Annuitant contract. Once a contract is a Joint Annuitant contract and the Joint Annuitant rider charge is applied, the Joint Annuitant rider charge will continue while the rider is in effect. If a spouse is added as Joint Annuitant after the contract is issued, new charges may apply. These new charges may be higher than the charges previously applicable to your contract.

If you reset your benefits under the rider, we will reset the charges for the rider, which may be higher than your previous charges.

We currently assess the following charges for the rider, calculated and deducted as described above:

Lifetime Income Plus 2008 without the Principal Protection Death Benefit
       Single Annuitant Contract   0.75% of benefit base
       -----------------------------------------------------------------
       Joint Annuitant Contract    0.85% of benefit base
------------------------------------------------------------------------

Lifetime Income Plus 2008 with the Principal Protection Death Benefit --
 Annuitant Age 45-70
       Single Annuitant Contract   0.75% of benefit base plus 0.15% of
                                   value of Principal Protection Death
                                   Benefit
       -----------------------------------------------------------------
       Joint Annuitant Contract    0.85% of benefit base plus 0.15% of
                                   value of Principal Protection Death
                                   Benefit
------------------------------------------------------------------------

Lifetime Income Plus 2008 with the Principal Protection Death Benefit --
 Annuitant Age 71-85
       Single Annuitant Contract   0.75% of benefit base plus 0.40% of
                                   value of Principal Protection Death
                                   Benefit
       -----------------------------------------------------------------
       Joint Annuitant Contract    0.85% of benefit base plus 0.40% of
                                   value of Principal Protection Death
                                   Benefit
------------------------------------------------------------------------

The charges for Lifetime Income Plus 2008 without the Principal Protection Death Benefit will never exceed 2.00% of benefit base. The charges for Lifetime Income Plus 2008 with the Principal Protection Death Benefit will never exceed 2.00% of benefit base plus 0.50% of the value of the Principal Protection Death Benefit.

On the day the rider and/or the contract terminates, the charges for this rider will be calculated, pro rata, and deducted.

Lifetime Income Plus 2008 and the Principal Protection Death Benefit may not be available in all states or markets. We reserve the right to discontinue offering Lifetime Income Plus 2008 and/or the Principal Protection Death Benefit at any time and for any reason.

Charges for the Death Benefit Rider Options

Charge for the Annual Step-up Death Benefit Rider

We charge you for expenses related to the Annual Step-Up Death Benefit Rider if you elect this option at the time of application. The Annual Step-Up Death Benefit Rider may not be elected if any Annuitant is 85 or older. We deduct this charge against your assets in the Separate Account at each contract anniversary and at surrender to compensate us for the increased risks and expenses associated with providing this death benefit rider. We will allocate the charge for the Annual Step-Up Death Benefit Rider among the Subaccounts in the same proportion that your assets in each Subaccount bear to your total assets in the Separate Account at the time we take the charge. At surrender, we will charge you a pro rata portion of the annual charge. The charge for the Annual Step-Up Death Benefit Rider is an annual rate of 0.20% of your Contract Value at the time of the deduction.

Other Charges

Annual Contract Maintenance Charge

We will deduct an annual contract maintenance charge of $30 from your Contract Value to compensate us for certain administrative expenses incurred in connection with the contract. We will deduct the charge on each contract anniversary and at full surrender. We will waive this charge if your Contract Value at the time of deduction is $40,000 or more.

We will allocate the annual contract maintenance charge among the Subaccounts in the same proportion that your assets in each Subaccount bear to your total assets in the Separate Account at the time the charge is taken.

Deductions for Premium Tax

We will deduct charges for any premium tax or other tax levied by any governmental entity from purchase payments or Contract Value when the premium tax is incurred or when we pay proceeds under the contract (proceeds include surrenders, partial withdrawals, income payments and death benefit payments).

The applicable premium tax rates that states and other governmental entities impose on the purchase of an annuity are subject to change by legislation, by administrative interpretation or by judicial action. The premium tax generally depends upon the law of your state of residence. The tax generally ranges from 0.0% to 3.5%.

Portfolio Charges

Each Portfolio incurs certain fees and expenses. These include management fees and other expenses associated with the daily operation of each Portfolio, as well as 12b-1 fees and/or service share fees, if applicable. To pay for these expenses, the Portfolio makes deductions from its assets. A Portfolio may also impose a redemption charge on Subaccount assets that are redeemed from the Portfolio. Portfolio expenses, including any redemption charges, are more fully described in the prospectus for each Portfolio.

Transfer Charges

We reserve the right to impose a charge of up to $10 per transfer after the twelfth transfer in a calendar year. This charge is at our cost with no profit to us.

THE CONTRACT

The contract is an individual flexible purchase payment variable deferred annuity contract. Your rights and benefits are described below and in the contract. There may be differences in your contract (such as differences in fees, charges and benefits) because of requirements of the state where we issued your contract. We will include any such differences in your contract.

Purchase of the Contract

If you wish to purchase a contract, you must apply for it through an authorized sales representative. The sales representative will send your completed application to us, and we will decide whether to accept or reject it. If we accept your application, our legally authorized officers prepare and execute a contract. We then send the contract to you either directly or through your sales representative. See the "Sale of the Contracts" provision of this prospectus.

If we receive a completed application and all other information necessary for processing a purchase order, we will apply your initial purchase payment no later than two business days after we receive the order. While attempting to finish an incomplete application, we may hold your initial purchase payment for no more than five business days. If the incomplete application cannot be completed within five days, we will inform you of the reasons, and will return your purchase payment immediately, unless you specifically authorize us to keep it until the application is complete. Once you complete your application, we must apply the initial purchase payment within two business days. We apply any additional purchase payments you make on the Valuation Day we receive them at our Service Center.

To apply for a contract, you must be of legal age in a state where we may lawfully sell the contracts and, if part of a plan, you must also be eligible to participate in any of the qualified plans for which we designed the contracts. The Annuitant(s) cannot be older than age 85, unless we approve a different age. Various firms and financial institutions that sell our products have their own guidelines on when certain products are suitable and may impose issue age restrictions that are younger than those stated in our contracts and/or riders. We neither influence, nor agree or disagree with the age restrictions imposed by firms and financial institutions.

This contract must be issued as a Qualified Contract. In particular, the contract must be issued as an IRA contract, Roth IRA contract, or SEP IRA contract or purchased through an established IRA Account, Roth IRA Account, or SEP IRA Account. The contract itself does not provide the tax advantages typically provided by a variable annuity. The tax advantages available with this contract exist solely through Qualified Contracts or accounts. If this contract is not maintained as such, the taxes on the contract will not be deferred and the tax treatment will be uncertain. You should carefully consider the advantages and disadvantages of owning a variable annuity in a tax-qualified plan, as well as the costs and benefits of the contract (including the death benefits, income benefits and other non-tax-related benefits), before you purchase the contract in a tax-qualified plan. Please consult a tax adviser for information specific to your circumstances in order to determine whether the contract is an appropriate investment for you.

Purchasing the contract through a tax-free transfer or rollover. Subject to various rules and limitations, the Code permits you to transfer or rollover monies tax-free from one Qualified Contract to another Qualified Contract or from certain other types of qualified retirement plans to a Qualified Contract. Before making an exchange to acquire this contract, you should carefully compare this contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this contract and this contract has its own surrender charges that would apply to you. The other fees and charges under this contract may be higher (or lower), and the benefits may be different, than those of your current contract. In addition, you may have to pay federal income and penalty taxes on the exchange if it does not qualify for tax-free transfer or rollover treatment. You should not exchange another contract for this contract unless you determine, after evaluating all of the facts, that the exchange is in your best interest. Please note that the person who sells you this contract generally will earn a commission on the sale. You should also consult a tax adviser before attempting a tax-free transfer or rollover.

Ownership

As owner, you have all rights under the contract. If this contract is issued as an IRA contract, Roth IRA contract, or SEP IRA contract, the owner and Annuitant must be the same person and a Joint Annuitant may be named. The Joint Annuitant must be related to the owner/Annuitant by blood, marriage or law. If the contract is purchased through an established IRA Account, Roth IRA Account, or SEP IRA Account, the contract owner will be the account, the Annuitant, while living, will generally be the account owner, and the account must be the beneficiary. A Joint Annuitant may be named but the Joint Annuitant must be related to the Annuitant by blood, marriage or law.

Subject to certain restrictions imposed by electable rider options and as otherwise stated in this prospectus, before the Annuity Commencement Date, you may change:

  .  your Annuity Commencement Date;

  .  your Optional Payment Plan;

  . the allocation of your investments among the Subaccounts (subject to certain restrictions listed in your contract and in the "Transfers" provision);

  . the primary beneficiary and contingent beneficiary upon written notice to the Service Center, provided you reserved this right and the Annuitant(s) is living at the time of the request. If you change a beneficiary, your payment plan selection will no longer be in effect unless you request that it continue; and

  . the owner, subject to the following. You may change a non-natural owner to another non-natural owner. If the owner is a non-natural owner, you also may change ownership and make the Annuitant the owner. If the owner is the Annuitant, you may change the owner to a non-natural owner. Changing the owner may have tax consequences and you should consult a tax adviser before doing so. Any new owner approved by us is subject to the terms and conditions of the contract. Any new owner must be acceptable to us.

Neither the Annuitant nor the Joint Annuitant can be changed.

We must receive your request for a change at our Service Center and in a form satisfactory to us. The change will take effect as of the date you sign the request. The change will be subject to any payment made before we recorded the change. Please note that if you elect Lifetime Income Plus 2008 at the time of application, you must allocate your assets in accordance with the Investment Strategy prescribed by your rider. You may not, however, change the Optional Payment Plan once elected at the time of application.

Assignment

Qualified Contracts and IRAs generally may not be assigned, pledged or otherwise transferred.

We are not responsible for the validity or tax consequences of any assignment. We are not liable for any payment or settlement made before the assignment is recorded. Assignments will not be recorded until our Service Center receives sufficient direction from the owner and the assignee regarding the proper allocation of contract rights.

Pledging or assigning a Qualified Contract can cause loss of qualified status and result in some or all of the Contract Value being included in your income. (Qualified Contracts usually have no investment in the contract.) A 10% IRS penalty may also apply.

Purchase Payments

You may make purchase payments at any frequency and in the amount you select, subject to certain restrictions, including restrictions that may be imposed by terms of elected riders. You must obtain our approval before you make total purchase payments for an Annuitant age 79 or younger that exceed $2,000,000. If any Annuitant is age 80 or older at the time of payment, the total amount not subject to prior approval is $1,000,000. Purchase payments may be made at any time prior to the Annuity Commencement Date, the surrender of the contract, or the death of the owner (or joint owner, if applicable), whichever comes first. We reserve the right to refuse to accept a purchase payment for any lawful reason and in a manner that does not unfairly discriminate against similarly situated purchasers.

The minimum initial purchase payment is $5,000 for Qualified Contracts. We may accept a lower initial purchase payment in the case of certain group sales. Each additional purchase payment must be at least $50.

Valuation Day and Valuation Period

We will value Accumulation Units and Annuity Units once daily as of the close of regular trading (currently 4:00 p.m. Eastern time) for each day the New York Stock Exchange is open, except for days on which a Portfolio does not value its shares. If a Valuation Period contains more than one day, the unit values will be the same for each day in the Valuation Period.

Allocation of Purchase Payments

We place purchase payments into the Subaccounts, each of which invests in shares of a corresponding Portfolio, according to your instructions. The percentage of any purchase payment that you can put into any one Subaccount must equal a whole percentage and cannot be less than $100.

If you have elected Lifetime Income Plus 2008, you must always allocate all purchase payments in accordance with the Investment Strategy prescribed by the rider. See the "Surrenders and Partial Withdrawals -- Lifetime Income Plus 2008" provision of the prospectus.

Upon allocation to the appropriate Subaccounts, we convert purchase payments into Accumulation Units. We determine the number of Accumulation Units credited by dividing the amount allocated to each Subaccount by the value of an Accumulation Unit for that Subaccount on the Valuation Day on which we receive any additional purchase payment at our Service Center. The number of Accumulation Units determined in this way is not changed by any subsequent change in the value of an Accumulation Unit. However, the dollar value of an Accumulation Unit will vary depending not only upon how well the Portfolio's investments perform, but also upon the charges of the Separate Account and the Portfolios.

You may change the allocation of subsequent purchase payments at any time, without charge, by sending us acceptable notice. The new allocation will apply to any purchase payments made after we receive notice of the change at our Service Center.

Valuation of Accumulation Units

Partial withdrawals, surrender and/or payment of the death benefit all result in the cancellation of an appropriate number of Accumulation Units. We cancel Accumulation Units as of the end of the Valuation Period in which we receive notice or instructions with regard to the partial withdrawal, surrender or payment of a death benefit. The Accumulation Unit value at the end of every Valuation Day equals the Accumulation Unit value at the end of the preceding Valuation Day multiplied by the net investment factor (described below). We arbitrarily set the Accumulation Unit value at the inception of the Subaccount at $10. On any Valuation Day, we determine your Subaccount value by multiplying the number of Accumulation Units attributable to your contract by the Accumulation Unit value for that day.

The net investment factor is an index used to measure the investment performance of a Subaccount from one Valuation Period to the next. The net investment factor for any Subaccount for any Valuation Period reflects the change in the net asset value per share of the Portfolio held in the Subaccount from one Valuation Period to the next, adjusted for the daily deduction of the mortality and expense risk charges and administrative expense charges from assets in the Subaccount. The charges for Lifetime Income Plus 2008 and the Annual Step-Up Death Benefit Rider, however, are deducted from your Contract Value. If any "ex-dividend" date occurs during the Valuation Period, we take into account the per share amount of any dividend or capital gain distribution so that the unit value is not impacted. Also, if we need to reserve money for taxes, we take into account a per share charge or credit for any taxes reserved for which we determine to have resulted from the operations of the Subaccount.

The value of an Accumulation Unit may increase or decrease based on the net investment factor. Changes in the net investment factor may not be directly proportional to changes in the net asset value of the Portfolio because of the deduction of Separate Account charges. Though the number of Accumulation Units will not change as a result of investment experience, the value of an Accumulation Unit may increase or decrease from Valuation Period to Valuation Period. See the Statement of Additional Information for more details.

TRANSFERS

Transfers Before the Annuity Commencement Date

All owners may transfer all or a portion of their assets among the Subaccounts of the Separate Account on any Valuation Day prior to the Annuity Commencement Date, subject to certain conditions that are stated below. If you elect Lifetime Income Plus 2008, you must allocate all of your assets in accordance with the Investment Strategy prescribed by the rider.

We process transfers among the Subaccounts as of the end of the Valuation Period that we receive the transfer request in good order at our Service Center. There may be limitations placed on multiple transfer requests made at different times during the same Valuation Period involving the same Subaccounts. We may postpone transfers to, from or among the Subaccounts under certain circumstances. See the "Requesting Payments" provision of this prospectus.

Transfers Among the Subaccounts

All owners may submit 12 Subaccount transfers each calendar year by voice response, Internet, telephone, facsimile, U.S. Mail or overnight delivery service. Once such 12 Subaccount transfers have been executed, a letter will be sent notifying owners that they may submit additional transfers only in writing by U.S. Mail or by overnight delivery service. Transfer requests sent by same day mail, courier service, Internet, telephone or facsimile will not be accepted under any circumstances. Once we receive your mailed transfer request at our Service Center, such transfer cannot be cancelled. We also will not cancel transfer requests that have not yet been received, i.e., you may not call to cancel a transfer request sent by U.S. Mail or overnight delivery service. If you wish to change a transfer request sent by U.S. Mail or overnight delivery service, such change must also be sent in writing by U.S. Mail or by overnight delivery service. We will process that transfer request as of the Valuation Day the new transfer request is received at our Service Center.

Currently, we do not charge for transfers. However, we reserve the right to assess a charge of up to $10 per transfer after the first transfer in a calendar year. The minimum transfer amount is $100 or the entire balance in the Subaccount or interest rate guarantee period if the transfer will leave a balance of less than $100.

We also reserve the right to not honor your transfer request if your transfer is a result of more than one trade involving the same Subaccount within a 30-day period. We will generally invoke this right when either the Portfolio(s) or we see a pattern of frequent transfers between the same Portfolios within a short period of time (i.e., transfers among the same Subaccounts occur within five to 15 days of each other).

In addition, we may not honor transfers made by third parties. See the "Transfers by Third Parties" provision of this prospectus.

If a transfer request is not processed, a letter will be sent notifying you that your transfer request was not honored. If we do not honor a transfer request, we will not count that request as a transfer for purposes of the 12 transfers allowed each calendar year as described in the previous paragraphs.

When thinking about a transfer of assets, you should consider the inherent risks involved. Frequent transfers based on short- term expectations may increase the risk that you will make a transfer at an inopportune time. Also, because certain restrictions on transfers are applied at the discretion of the Portfolios in which the Subaccount invests, it is possible that owners will be treated differently and there could be inequitable treatment among owners if a Portfolio does not apply equal treatment to all shareholders. See the "Special Note on Frequent Transfers" provision of this prospectus.

These restrictions will apply to all owners and their designated third party(ies), unless such transfer is being made pursuant to:

   (1) a Dollar Cost Averaging program;

   (2) a Portfolio Rebalancing program;

   (3) the terms of an approved Fund substitution or Fund liquidation; or

   (4) a Portfolio's refusal to allow the purchase of shares, either on behalf of an individual owner or the entire Separate Account, in which case, the Portfolio's refusal to allow the purchase of shares will not be considered a transfer for calculation of the 12 transfers allowed per calendar year by voice response, Internet, telephone, facsimile, U.S. Mail or overnight delivery service.

In addition, the restrictions and charges listed above do not apply to any transfers made among the Subaccounts pursuant to automatic rebalancing of assets made under the terms of Lifetime Income Plus 2008.

Sometimes, we will not honor transfer requests. We will not honor a transfer request if:

   (1) any Subaccount that would be affected by the transfer is unable to purchase or to redeem shares of the Portfolio in which the Subaccount invests; or

   (2) the transfer would adversely affect unit values.

The affected Portfolio(s) determine whether these items apply.

We will treat all owners equally with respect to transfer requests.

Telephone/Internet Transactions

All owners may make their first 12 transfers in any calendar year among the Subaccounts by calling or electronically contacting us. Transactions that can be conducted over the telephone and Internet include, but are not limited to:

   (1) the first 12 transfers of assets among the Subaccounts in any calendar year (this includes any changes in purchase payment allocations when such changes include a transfer of assets);

   (2) Dollar Cost Averaging; and

   (3) Portfolio Rebalancing.

We employ reasonable procedures to confirm that instructions we receive are genuine. Such procedures may include, but are not limited to:

   (1) requiring you or a third party to provide some form of personal identification before we act on the telephone/Internet instructions;

   (2) confirming the telephone/Internet transaction in writing to you or a third party you authorized; and/or

   (3) tape recording telephone instructions or retaining a record of your electronic request.

We reserve the right to limit or prohibit telephone and Internet transactions.

We will delay making a payment or processing a transfer request if:

   (1) the disposal or valuation of the Separate Account's assets is not reasonably practicable because the New York Stock Exchange is closed;

   (2) on nationally recognized holidays, trading is restricted by the New York Stock Exchange;

   (3) an emergency exists making the disposal or valuation of securities held in the Separate Account impracticable; or

   (4) the SEC by order permits postponement of payment to protect our owners.

Rules and regulations of the SEC will govern as to when the conditions described in (3) and (4) above exist. If we are closed on days when the New York Stock Exchange is open, Contract Value may be affected since owners will not have access to their account.

Confirmation of Transactions

We will not be liable for following instructions that we reasonably determine to be genuine. We will send you a confirmation of any transfer we process. You are responsible for verifying transfer confirmations and notifying us of any errors within 30 days of receiving the confirmation statement.

Special Note on Reliability

Please note that the Internet or our telephone system may not always be available. Any computer or telephone system, whether it is ours, yours, your service provider's, or your registered representative's, can experience unscheduled outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you can make your transaction request by writing our Service Center.

Transfers by Third Parties

As a general rule and as a convenience to you, we allow you to give third parties the right to conduct transfers on your behalf. However, when the same third party possesses this ability on behalf of many owners, the result can be simultaneous transfers involving large amounts of assets. Such transfers can disrupt the orderly management of the Portfolios underlying the contract, can result in higher costs to owners, and are generally not compatible with the long-range goals of owners. We believe that such simultaneous transfers effected by such third parties are not in the best interests of all beneficial shareholders of the Portfolios, and the management of the Portfolios share this position.

We have procedures to assure that the transfer requests that we receive have, in fact, been made by the owners in whose names they are submitted.

Consequently, we may refuse transfers made by third parties on behalf of an owner in a number of circumstances, which include but are not limited to:

   (1) transfers made on behalf of many owners by one third party (or several third parties who belong to the same firm) where the transfer involves the same Subaccounts and large amounts of assets;

   (2) when we have not received adequate authorization from the owner allowing a third party to make transfers on his or her behalf; and

   (3) when we believe, under all facts and circumstances received, that the owner or his or her authorized agent is not making the transfer.

We require documentation to provide sufficient proof that the third party making the trade is in fact duly authorized by the owner. This information includes, but is not limited to:

   (1) documentation signed by the owner or a court authorizing a third party to act on the owner's behalf;

   (2) passwords and encrypted information;

   (3) additional owner verification when appropriate; and

   (4) recorded conversations.

We will not be held liable for refusing a transfer made by a third party when we have a reasonable basis for believing such third party is not authorized to make a transfer on the owner's behalf or we have a reasonable basis for believing the third party is acting in a fraudulent manner.

Special Note on Frequent Transfers

The Separate Account does not accommodate frequent transfers of Contract Value among Subaccounts. When owners or someone on their behalf submit requests to transfer all or a portion of their assets between Subaccounts, the requests result in the purchase and redemption of shares of the Portfolios in which the Subaccounts invest. Frequent Subaccount transfers, therefore, cause corresponding frequent purchases and redemptions of shares of the Portfolios.

Frequent purchases and redemptions of shares of the Portfolios can dilute the value of a Portfolio's shares, disrupt the management of the Portfolio's investment portfolio, and increase brokerage and administrative costs. Accordingly, when an owner or someone on their behalf engages in frequent Subaccount transfers, other owners and persons with rights under the contracts (such as the beneficiaries) may be harmed.

The Separate Account discourages frequent transfers, purchases and redemptions. To discourage frequent Subaccount transfers, we adopted the policy described in the "Transfers Among the Subaccounts" section. This policy requires owners who request more than 12 Subaccount transfers in a calendar year to submit such requests in writing by U.S. Mail or by overnight delivery service (the "U.S. Mail requirement"). The U.S. Mail requirement creates a delay of at least one day between the time transfer decisions are made and the time such transfers are processed. This delay is intended to discourage frequent Subaccount transfers by limiting the effectiveness of abusive "market timing" strategies (in particular, "time-zone" arbitrage) that rely on "same-day" processing of transfer requests.

In addition, we will not honor transfer requests if any Subaccount that would be affected by the transfer is unable to purchase or redeem shares of the Portfolio in which the Subaccount invests or if the transfer would adversely affect Accumulation Unit values. Whether these restrictions apply is determined by the affected Portfolio(s), and although we apply the restrictions uniformly when we receive information from the Portfolio(s), we cannot guarantee that the Portfolio(s) will apply their policies and procedures in a uniform basis.

There can be no assurance that the U.S. Mail requirement will be effective in limiting frequent Subaccount transfers or that we can prevent all frequent Subaccount transfer activity that may adversely affect owners, other persons with material rights under the contracts, or Portfolio shareholders generally. For instance, imposing the U.S. Mail requirement after 12 Subaccount transfers may not be restrictive enough to deter owners seeking to engage in abusing market timing strategies.

We may revise our frequent Subaccount transfer policy and related procedures, at our sole discretion, at any time and without prior notice, as we deem necessary or appropriate to better detect and deter frequent transfer activity that may adversely affect owners, other persons with material rights under the contracts, or Portfolio shareholders generally, to comply with state or federal regulatory requirements, or to impose additional or alternative restrictions on owners engaging in frequent Subaccount transfers. For example, we may invoke our right to refuse transfers if the transfer involves the same Subaccount within a 30-day period and/or we may change our procedures to monitor for a different number of transfers within a specified time period or to impose a minimum time period between each transfer.

There are inherent risks that changing our policies and procedures in the future may not be effective in limiting frequent Subaccount transfers. We will not implement any policy and procedure at the contract level that discriminates among owners; however, we may be compelled to adopt policies and procedures adopted by the Portfolios on behalf of the Portfolios and we will do so unless we cannot service such policies and procedures or we believe such policies and procedures contradict state or federal regulations or such policies and procedures contradict with the terms of your contract.

As stated in the previous paragraph, each of the Portfolios in which the Subaccounts invest may have its own policies and procedures with respect to frequent purchases and redemption of Portfolio shares. The prospectuses for the Portfolios describe any such policies and procedures. For example, a Portfolio may assess redemption fees (which we reserve the right to collect) on shares held for a relatively short period of time. The frequent trading policies and procedures of a Portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other Portfolios and the policies and procedures we have adopted to discourage frequent Subaccount transfers.

Owners should be aware that we may not have the operational capability to monitor owners' Subaccount transfer requests and apply the frequent trading policies and procedures of the respective Portfolios that would be affected by the transfers. Accordingly, owners and other persons who have material rights under the contracts should assume that the sole protection they may have against potential harm from frequent Subaccount transfers is the protection, if any, provided by the policies and procedures we have adopted to discourage frequent Subaccount transfers.

Under rules recently adopted by the SEC, we are required to enter into a written agreement with each Portfolio or its principal underwriter that will obligate us to provide promptly, upon request by the Portfolio, certain information to the Portfolio about the trading activity of individual contract owners. We must then execute any instructions from the Portfolio to restrict or prohibit further purchases or transfers by a specific contract owner of Accumulation Units or Annuity Units of the Subaccount that invests in that Portfolio, where such contract owner has been identified by the Portfolio as having engaged in transactions (indirectly through such Subaccount) that violate policies established by the Portfolio for the purpose of eliminating or reducing any dilution of the value of the outstanding shares of the Portfolio. We will inform any contract owners whose future purchases and transfers of a Subaccount's units have been restricted or prohibited by a Portfolio.

Owners and other persons with material rights under the contracts also should be aware that the purchase and redemption orders received by the Portfolios generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. These omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance contracts. The omnibus nature of these orders may limit the Portfolios' ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the Portfolios will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that may invest in the Portfolios. In addition, if a Portfolio believes an omnibus order we submit may reflect one or more Subaccount transfer requests from owners engaged in frequent transfer activity, the Portfolio may reject a portion of or the entire omnibus order. If a Portfolio rejects part of an omnibus order it believes is attributable to transfers that exceed its market timing policies and procedures, it will return the amount to us, and we will credit the amount to the owner as of the Valuation Day of our receipt of the amount. You may realize a loss if the unit value on the Valuation Day we credit the amount back to your account has increased since the original date of your transfer.

We apply our policies and procedures without exception, waiver, or special arrangement.

Dollar Cost Averaging Program

The Dollar Cost Averaging program permits you to systematically transfer on a monthly or quarterly basis a set dollar amount from the Subaccount investing in the Evergreen Treasury Money Market Fund to any combination of other available Subaccounts (as long as the total number of Subaccounts used does not exceed the maximum number allowed under the contract). The Dollar Cost Averaging method of investment is designed to reduce the risk of making purchases only when the price of units is high, but you should carefully consider your financial ability to continue the program over a long enough period of time to purchase Accumulation Units when their value is low as well as when it is high. Dollar Cost Averaging does not assure a profit or protect against a loss.

You may participate in the Dollar Cost Averaging program:

   (1) by electing it on your application; or

   (2) by contacting an authorized sales representative; or

   (3) by calling us at (800) 313-5282.

To use the program, you must transfer at least $100 from the Subaccount investing in the Evergreen Treasury Money Market Fund.

The Dollar Cost Averaging program will begin 30 days after we receive all required forms with your instructions and any necessary purchase payment unless we allow an earlier date. We will discontinue your participation in the Dollar Cost Averaging program:

  . on the business day we receive your request to discontinue the program in writing or by telephone (assuming we have your telephone authorization form on file);

  . when the assets in the Subaccount investing in the Evergreen Treasury Money Market Fund are depleted.

There is no additional charge for Dollar Cost Averaging. A transfer under this program is not a transfer for purposes of assessing a transfer charge or for calculating the maximum number of transfers we may allow in a calendar year.

We may, from time to time, offer various Dollar Cost Averaging programs. We reserve the right to discontinue new Dollar Cost Averaging programs or to modify such programs at any time and for any reason. We also reserve the right to prohibit simultaneous participation in the Dollar Cost Averaging program and Systematic Withdrawal program.

Dollar Cost Averaging is not available if you have elected Lifetime Income Plus 2008 or if you are participating in the Asset Allocation Program. You can, however, participate in the Defined Dollar Cost Averaging Program, as described below.

Owners considering participating in a Dollar Cost Averaging program should call
(800) 313-5282 or an authorized sales representative to verify the availability of Dollar Cost Averaging.

Defined Dollar Cost Averaging Program

The Defined Dollar Cost Averaging program permits you to systematically transfer a fixed dollar amount on a monthly basis for twelve months from the Subaccount investing in the Evergreen Treasury Money Market Fund to an Asset Allocation Model or, if you have elected Lifetime Income Plus 2008, from the Designated Subaccount investing in the Evergreen Treasury Money Market Fund to one of the other available Investment Strategy options. The Dollar Cost Averaging method of investment is designed to reduce the risk of making purchases only when the price of units is high, but you should carefully consider your financial ability to continue the program over a long enough period of time to purchase Accumulation Units when their value is low as well as when it is high. Dollar Cost Averaging does not assure a profit or protect against a loss.

You may participate in the Defined Dollar Cost Averaging program only if you elect it when you apply for the contract. To use the program, you must transfer at least $100 from the Subaccount (or Designated Subaccount) investing in the Evergreen Treasury Money Market Fund. If elected at application, the Defined Dollar Cost Averaging program will begin 30 days after the Contract Date. You may accelerate the amount you transfer. You may also terminate the program at any time.

We will discontinue your participation in the Dollar Cost Averaging program at the first instance of one of the following events:

   (1) on the business day we receive your request to discontinue the program in writing or by telephone (assuming we have your telephone authorization form on file);

   (2) when the assets in the Subaccount (or Designated Subaccount) investing in the Evergreen Treasury Money Market Fund are depleted; or

   (3) at the end of the twelfth month following the Contract Date.

Upon termination of the program, any remaining assets in the Subaccount (or Designated Subaccount) investing in the Evergreen Treasury Money Market Fund will be transferred to the specified Asset Allocation Model or Investment Strategy option.

There is no additional charge to participate in the Defined Dollar Cost Averaging program. A transfer under this program is not a transfer for purposes of assessing a transfer charge or for calculating the maximum number of transfers we may allow in a calendar year. Any withdrawals taken from your contract while the Defined Dollar Cost Averaging program is in effect will be applied on a pro rata basis from all investments, including the Evergreen Treasury Money Market Fund. If you request a withdrawal from a specific Portfolio, however, we will terminate your Defined Dollar Cost Averaging program and treat the transfer as a transfer for purposes of assessing a transfer charge or for calculating the maximum number of transfers we may allow in a calendar year.

We reserve the right to discontinue the Defined Dollar Cost Averaging program or to modify the program at any time and for any reason.

Portfolio Rebalancing Program

Once your purchase payment has been allocated among the Subaccounts, the performance of each Subaccount may cause your allocation to shift. You may instruct us to automatically rebalance on a quarterly, semi-annual or annual basis your assets among the Subaccounts to return to the percentages specified in your allocation instructions. Your percentage allocations must be in whole percentages. You may elect to participate in the Portfolio Rebalancing program at any time by submitting the completed Portfolio Rebalancing form to our Service Center. You may not participate in the Portfolio Rebalancing program if you have elected Lifetime Income Plus 2008.

Subsequent changes to your percentage allocations may be made at any time by written or telephone instructions to our Service Center. Once elected, Portfolio Rebalancing remains in effect from the date we receive your written request until you instruct us to discontinue Portfolio Rebalancing. There is no additional charge for using Portfolio Rebalancing, and we do not consider Portfolio Rebalancing a transfer for purposes of assessing a transfer charge or for calculating the maximum number of transfers permitted in a calendar year. We reserve the right to discontinue or modify the Portfolio Rebalancing program at any time and for any reason. We also reserve the right to exclude specific Subaccounts from Portfolio Rebalancing.

Portfolio Rebalancing does not guarantee a profit or protect against a loss.

SURRENDERS AND PARTIAL WITHDRAWALS

Surrenders and Partial Withdrawals

We will allow you to surrender your contract or to partially withdraw a portion of your Contract Value at any time before the Annuity Commencement Date upon your written request, subject to the conditions discussed below.

We will not permit a partial withdrawal that is less than $100 or a partial withdrawal that would reduce your Contract Value to less than $5,000. If your partial withdrawal request would reduce your Contract Value to less than $5,000, we will surrender your contract in full.

The amount payable on full surrender of the contract is the Surrender Value at the end of the Valuation Period during which we receive the request. The Surrender Value equals:

   (1) your Contract Value (after deduction of any charges for the optional rider(s), if applicable) on the Valuation Day we receive a request for surrender; less

   (2) any applicable surrender charge; less

   (3) any applicable premium tax.

We may pay the Surrender Value in a lump sum or under one of the Optional Payment Plans specified in the contract, based on your instructions.

If you are taking a partial withdrawal, you may indicate, in writing, electronically, or by calling our Service Center, from which Subaccounts or interest rate guarantee periods we are to take your partial withdrawal. If you do not so specify, we will deduct the amount of the partial withdrawal from the Subaccounts on a pro rata basis in proportion to your assets allocated to the Separate Account. If you elect Lifetime Income Plus 2008 and take a partial withdrawal, we will rebalance Contract Value to the Subaccounts in accordance with the allocation of Contract Value in effect prior to the partial withdrawal, unless you instruct us otherwise.

A Portfolio may impose a redemption charge. The charge is retained by or paid to the Portfolio. The charge is not retained by or paid to us. The redemption charge may affect the number and/or value of Accumulation Units withdrawn from the Subaccount that invests in that Portfolio and may affect Contract Value.

When taking a partial withdrawal, any applicable surrender charges and/or applicable premium tax will be taken from the amount withdrawn, unless otherwise requested.

We will delay making a payment if:

   (1) the disposal or valuation of the Separate Account's assets is not reasonably practicable because the New York Stock Exchange is closed;

   (2) trading is restricted by the New York Stock Exchange;

   (3) an emergency exists making the disposal or valuation of securities held in the Separate Account impracticable; or

   (4) the SEC by order permits postponement of payment to protect our owners.

Rules and regulations of the SEC will govern as to when the conditions described in (3) and (4) above exist. If we are closed on days when the New York Stock Exchange is open, Contract Value may be affected since owners will not have access to their account.

Please remember that a partial withdrawal (including partial withdrawals taken pursuant to the terms of Lifetime Income Plus 2008) may reduce your death benefit by the proportion that the partial withdrawal (including any applicable surrender charges and premium tax) reduces your Contract Value. See "The Death Benefit" provision of this prospectus.

Partial withdrawals will ordinarily be subject to income tax (except for qualified distributions from a Roth IRA) and, if taken prior to age 59 1/2, an additional 10% IRS penalty tax. See the "Tax Matters" provision of this prospectus.

Systematic Withdrawal Program

The Systematic Withdrawal program allows you to take Systematic Withdrawals of a specified dollar amount (in equal installments of at least $100) on a monthly, quarterly, semi-annual or annual basis. Your payments can begin at any time after 30 days from the date your contract is issued (unless we allow an earlier date). To participate in the program, your Contract Value initially must be at least $10,000 and you must submit a completed Systematic Withdrawal form to our Service Center. You can obtain the form from an authorized sales representative or from our Service Center.

Your Systematic Withdrawals in a contract year may not exceed the amount which is not subject to a surrender charge. See the "Surrender Charge" provision of this prospectus. We will deduct the Systematic Withdrawal amounts first from any gain in the contract and then from purchase payments made. You may provide specific instructions as to the Subaccounts from which we are to take the Systematic Withdrawals. If you have not provided specific instructions, or if your specific instructions cannot be carried out, we will process the withdrawals by canceling Accumulation Units on a pro rata basis from all of the Subaccounts in which you have an interest.

After your Systematic Withdrawals begin, you may change the frequency and/or amount of your payments subject to the following:

   (1) you may request only one such change in a calendar quarter; and

   (2) if you did not elect the maximum amount you could withdraw under this program at the time you elected the current series of Systematic Withdrawals, then you may increase the remaining payments up to the maximum amount.

A Systematic Withdrawal program will terminate automatically when a Systematic Withdrawal would cause the remaining Contract Value to be less than $5,000. If a Systematic Withdrawal would cause the Contract Value to be less than $5,000, then we will not process that Systematic Withdrawal transaction. You may discontinue Systematic Withdrawals at any time by notifying us in writing at our Service Center or by telephone. You may request that we pay any remaining payments in a lump sum. See the "Requesting Payments" provision of this prospectus.

Each Systematic Withdrawal is subject to federal income taxes on any portion considered gain for tax purposes. In addition, you may be assessed a 10% IRS penalty tax on Systematic Withdrawals if you are under age 59 1/2 at the time of the withdrawal.

Both partial withdrawals at your specific request and withdrawals under a Systematic Withdrawal program will count toward the limit of the amount that you may withdraw free of any surrender charges in any contract year under the free withdrawal privilege. See the "Surrender Charge" provision of this prospectus. In addition, if you elect Lifetime Income Plus 2008, partial withdrawals and withdrawals under a Systematic Withdrawal program may also reduce the amount of the guaranteed minimum withdrawal benefit you are eligible to receive under the terms of the rider. See the "Lifetime Income Plus 2008" provision below. Partial withdrawals under a Systematic Withdrawal program may also reduce your death benefit. See "The Death Benefit" provision of this prospectus. Your Systematic Withdrawal amount may be affected if you take an additional partial withdrawal.

There is no charge for participation in the Systematic Withdrawal program, however, we reserve the right to prohibit participation in Systematic Withdrawal and Dollar Cost Averaging programs at the same time. We also reserve the right to discontinue and/or modify the Systematic Withdrawal program upon 30 days written notice to owners.

Lifetime Income Plus 2008

You may purchase Lifetime Income Plus 2008 with or without the Principal Protection Death Benefit. The Principal Protection Death Benefit is a feature available only with Lifetime Income Plus 2008. It cannot be elected separate from Lifetime Income Plus 2008. We assess a charge for the guaranteed minimum withdrawal benefit provided by the rider. If you purchase Lifetime Income Plus 2008 with the Principal Protection Death Benefit, another charge will be assessed for the Principal Protection Death Benefit.

Lifetime Income Plus 2008 and the Principal Protection Death Benefit may not be available in all markets. We reserve the right to discontinue offering Lifetime Income Plus 2008 and the Principal Protection Death Benefit at any time and for any reason. If you wish to elect Lifetime Income Plus 2008 with or without the Principal Protection Death Benefit, you must do so at the time of application. Lifetime Income Plus 2008, with or without the Principal Protection Death Benefit, may be purchased with the Annual Step-Up Death Benefit Rider.

References to Lifetime Income Plus 2008 include a rider issued with or without the Principal Protection Death Benefit, as applicable, unless stated otherwise.

You may terminate this rider apart from the contract on any contract anniversary on or after the fifth contract anniversary.

Lifetime Income Plus 2008 provides guaranteed withdrawals for the life of the Annuitant(s), at least equal to purchase payments, with upside potential, provided you meet certain conditions. First, you must allocate all Contract Value to the prescribed Investment Strategy. You must also limit total Gross Withdrawals in a Benefit Year to an amount no greater than the Withdrawal
Limit. Then, you will be eligible to receive total Gross Withdrawals in each Benefit Year equal to the Withdrawal Limit until the last death of an Annuitant.

Investment Strategy for Lifetime Income Plus 2008. In order to receive the full benefit provided by Lifetime Income Plus 2008, you must invest all purchase payments and allocations in accordance with a prescribed Investment Strategy.

Investment Strategies may change from time to time. You may allocate your assets in accordance with your Investment Strategy prescribed at the time the contract was issued, or in accordance with the Investment Strategy in effect at the time you reset your benefit. Therefore, you may have assets allocated to an Investment Strategy that is different than the Investment Strategy described in this prospectus. Your ability to choose different Investment Strategies is limited, as described below.

The Investment Strategy includes Designated Subaccounts and five of the Asset Allocation Models (Asset Allocation Models A, B, C and D and the Build Your Own Asset Allocation Model). Under this Investment Strategy, contract owners may allocate assets to either one of the four available Asset Allocation Models or to one or more Designated Subaccounts or to the Build Your Own Asset Allocation Model. Contract owners, however, may elect to participate in the Defined Dollar

Cost Averaging program, which permits the owner to systematically transfer a fixed dollar amount on a monthly basis for twelve months from the Designated Subaccount investing in the Evergreen Treasury Money Market Fund to one of the available Investment Strategy options. The Designated Subaccount investing in the Evergreen Treasury Money Market Fund is only available as part of the Defined Dollar Cost Averaging program. For more information about the Defined Dollar Cost Averaging program, Asset Allocation Models and the Subaccounts comprising each of the Asset Allocation Models and the Designated Subaccounts, please see the "Defined Dollar Cost Averaging Program," "Subaccounts" and "Asset Allocation Program" provisions of this prospectus.

On a monthly basis, we will rebalance your Contract Value to the Subaccounts in accordance with the percentages that you have chosen to invest in the Designated Subaccounts or the Build Your Own Asset Allocation Model or in accordance with the allocations that comprise the applicable Asset Allocation Model. In addition, we will also rebalance your Contract Value on any Valuation Day after any transaction involving a withdrawal, receipt of a purchase payment or a transfer of Contract Value, unless you instruct us otherwise. If you are participating in the Defined Dollar Cost Averaging program, rebalancing will not affect the assets allocated to the Designated Subaccount investing in the Evergreen Treasury Money Market Fund. Your allocation instructions must always comply with the Investment Strategy.

Shares of a Portfolio may become unavailable under the contract for new purchase payments, transfers and asset rebalancing. As a result, shares of a Portfolio may also become unavailable under your Investment Strategy. Investment Strategies may be modified to respond to such events by removing unavailable Portfolios and adding new Portfolios as appropriate. Because such changes may affect your allocation instructions, you will need to provide updated allocation instructions to comply with the modified Investment Strategy. If you do not provide updated allocation instructions, any subsequent purchase payments or transfers requesting payment to an unavailable Portfolio will be considered not in good order. Assets will remain invested as allocated at the time the Portfolio became unavailable, except in a situation where the affected Portfolio is removed. In that case, the assets that were invested in the removed Portfolio will be invested in a new Portfolio consistent with SEC precedent (appropriate no-action relief, substitution order, etc.), unless you are invested in the Build Your Own Asset Allocation Model. If you are invested in the Build Your Own Asset Allocation Model, all of the assets you have invested in the Build Your Own Asset Allocation Model will be moved from the Model to Asset Allocation Model C. Your assets will remain in Asset Allocation Model C, and any subsequent purchase payments or transfer requests will be applied accordingly. You will need to provide us with updated allocation instructions if you want to invest in the Build Your Own Asset Allocation Model or another available Investment Strategy option.

Periodic rebalancing to unavailable Portfolios will cease until we receive updated allocation instructions that comply with the modified Investment Strategy.

The current Investment Strategy is as follows:

   (1) owners may allocate assets to the following Designated Subaccounts:

       The AllianceBernstein Portfolios -- AllianceBernstein Balanced Wealth Strategy -- Class A;

       BlackRock Global Allocation Fund, Inc. --BlackRock Global Allocation Fund -- Investor A;

       Fidelity Advisor Series I -- Fidelity Advisor Balanced Fund -- Class A;

       Franklin Templeton Fund Allocator Series -- Franklin Templeton Founding Funds Allocation Fund -- Class A;

       GE Funds -- GE Strategic Investment Fund --Class A; and/or

       JPMorgan Trust II -- JPMorgan Investor Growth & Income Fund -- Class A;

       OR

   (2) owners may allocate assets to Asset Allocation Model A, B, C or D;

       OR

   (3) owners may allocate assets to the Build Your Own Asset Allocation Model.

Contract owners may elect to participate in the Defined Dollar Cost Averaging program, which permits the owner to systematically transfer a fixed dollar amount on a monthly basis for twelve months from the Designated Subaccount investing in the Evergreen Treasury Money Market Fund to one of the available Investment Strategy options. The Designated Subaccount investing in the Evergreen Treasury Money Market Fund is only available as part of the Defined Dollar Cost Averaging program.

Withdrawal Limit. The Withdrawal Limit is calculated on each Valuation Day. The Withdrawal Limit is the benefit base multiplied by the Withdrawal Factor. On each Valuation Day, the benefit base is the greatest of the Contract Value on the prior contract anniversary, the Withdrawal Base, and the Roll-Up Value.

The Withdrawal Factor is established based on the age of the younger Annuitant on the earlier of the Valuation Day of the first Gross Withdrawal and the Valuation Day when the Contract Value is reduced to $100. The Withdrawal Factor percentages will be provided in your contract.

Withdrawal Base. Your initial Withdrawal Base is equal to your initial purchase payment received and is adjusted when any subsequent purchase payment is received, as described in the "Purchase Payments" provision. It may also change as a result of a withdrawal or reset, as described below.

Roll-Up Value. Your initial Roll-Up Value is equal to your initial purchase payment received. We will increase your Roll-Up Value on each day. The new Roll-Up Value is equal to the sum of (a) and (b), multiplied by (c), where:

   (a) is the Roll-Up Value on the prior day;

   (b) is any purchase payment(s) made on the prior Valuation Day; and

   (c) is the daily roll-up factor, as shown in your contract.

On each contract anniversary, if the Withdrawal Base is greater than the current Roll-Up Value, the Roll-Up Value will be increased to the Withdrawal Base. The Roll-Up Value will continue to increase until the date of the first withdrawal or the later of the tenth anniversary of the Contract Date and the date the older Annuitant turns age 65. The Roll-Up Value will not increase after this date.

On any Valuation Day you make a Gross Withdrawal, if that Gross Withdrawal plus all prior Gross Withdrawals in a Benefit Year is in excess of the Withdrawal Limit, your Roll-Up Value will be reduced to zero. The Roll-Up Value will not increase after this date. When requesting an excess withdrawal, you will be asked if you understand the implications of the excess withdrawal and if you would like to proceed with the request.

Purchase Payments. Any purchase payment applied to your contract will be added to your Withdrawal Base and your Principal Protection Death Benefit (if applicable), and may be added to your Roll-Up Value as described in the "Roll-Up Value" provision above. You must allocate all assets to the prescribed Investment Strategy.

Important Note. We reserve the right to not adjust the Withdrawal Base, Principal Protection Death Benefit (if applicable), and/or Roll-Up Value for any subsequent purchase payments received. As a result, it is possible that you would not be able to make subsequent purchase payments after the initial purchase payment to take advantage of the benefits provided by Lifetime Income Plus 2008 that would be associated with such additional purchase payments. For example, since the Withdrawal Base would not be adjusted for such subsequent purchase payments, you would not be guaranteed to be eligible to make withdrawals from your contract over a period of time at least equal to the amount of such purchase payments. In addition, if you make purchase payments that are not included in the calculation of your Withdrawal Base, Principal Protection Death Benefit (if applicable) or Roll-Up Value, you will pay higher rider charges to the extent that the purchase payments increase the Contract Value and, in turn, increase the benefit base and/or the value of the Principal Protection Death Benefit, upon which such charges are imposed. Also, to the extent your Contract Value is increased by such purchase payments, you are less likely to realize any benefit under Lifetime Income Plus 2008, because it is less likely that your Contract Value will be less than the Withdrawal Base or Roll-Up Value. Before making purchase payments that do not increase the Withdrawal Base, Principal Protection Death Benefit (if applicable) or Roll-Up Value, you should consider that: (i) the guaranteed amounts provided by the Withdrawal Base, Principal Protection Death Benefit (if applicable) and Roll-Up Value will not include such purchase payments; (ii) any such purchase payments make it less likely that you will receive a benefit in the form of an additional amount even if your Contract Value has declined; and (iii) this rider may not make sense for you if you intend to make purchase payments that will not increase the Withdrawal Base, Principal Protection Death Benefit (if applicable) and Roll-Up Value.

Reset of the Benefit. You may reset your Withdrawal Base on an annual anniversary of the Contract Date when your Contract Value is higher than the Withdrawal Base. If such contract anniversary is not a Valuation Day, the reset will occur on the next Valuation Day. On the Valuation Day you reset your benefit, we will reset the Investment Strategy to the current Investment Strategy and reset the charges for this rider. For Lifetime Income Plus without the Principal Protection Death Benefit, the new charges, which may be higher than your previous charges, will never exceed 2.00% of the benefit base. For Lifetime Income Plus with the Principal Protection Death Benefit, the new charges, which may be higher than your previous charges, will never exceed 2.00% of the benefit base plus 0.50% of the value of the Principal Protection Death Benefit. The reset date must be at least 12 months after the later of the Contract Date and the last reset date. Resets will occur automatically unless such automatic resets are or have been terminated.

Any change to the charges or to the required Investment Strategy for this rider will be communicated to you in writing prior to the contract anniversary date. Upon reset, these changes will apply. The reset provision is not available on or after the latest permitted Annuity Commencement Date.

Automatic resets will continue until and unless:

   (a) the owner (or owners) submits a written request to our Service Center to terminate automatic resets (such a request must be received at least 15 days prior to the contract anniversary date);

   (b) the Investment Strategy changes, allocations are affected, and we do not receive confirmation of new allocations from you at our Service Center;

   (c) income payments begin via annuitization; or

   (d) ownership of the contract changes.

If automatic resets have terminated, you may later reinstate automatic resets for any future contract anniversary by submitting a written request to do so; provided you are following the Investment Strategy and income payments have not begun.

Please note that an automatic reset will occur on a contract anniversary if Contract Value is even nominally higher than the Withdrawal Base (e.g., as little as $1.00 higher) and, therefore, an automatic reset may not be in your best interest because: (i) the charges for this rider may be higher than your previous charges and (ii) the Investment Strategy will be reset to the current Investment Strategy (the Investment Strategy offered on the reset date). Please carefully consider the impact of automatic resets when you elect Lifetime Income Plus 2008 and while the rider is in effect.

Withdrawals. If a Gross Withdrawal plus all prior Gross Withdrawals in a Benefit Year is in excess of the Withdrawal Limit, your Withdrawal Base, Principal Protection Death Benefit (if applicable) and Roll-Up Value are reduced. The new Withdrawal Base equals the lesser of (a) and (b), where:

   (a) is the Contract Value on the Valuation Day after the Gross Withdrawal;
       and

   (b) is the prior Withdrawal Base minus the Gross Withdrawal.

The new Principal Protection Death Benefit (if applicable) equals the lesser of
(a) and (b), where:

   (a) is the Contract Value on the Valuation Day after the Gross Withdrawal;
       and

   (b) is the prior Principal Protection Death Benefit minus the Gross
       Withdrawal.

The new Roll-Up Value will be zero. Additional purchase payments will not increase the Roll-Up Value.

If the total Gross Withdrawals in a Benefit Year are less than or equal to the Withdrawal Limit, we will waive any surrender charge on the Gross Withdrawal.

The Withdrawal Limit will be increased for any Benefit Year to the extent necessary to meet any minimum distribution requirements under federal tax law. This increase applies only to the required minimum distribution based on the Contract Value for the calendar year ending within the Benefit Year.

You should carefully consider when to begin taking withdrawals if you elected Lifetime Income Plus 2008. The longer you wait before beginning to take withdrawals, the higher the Withdrawal Factor will be, which is one of the components used to determine the amount of your Withdrawal Limit. If you delay taking withdrawals too long, however, you may limit the number of years available for you to take withdrawals in the future (due to life expectancy) and you may be paying for a benefit you are not using.

Your Contract Value after taking a withdrawal may be less than the amount required to keep your contract in effect. In this event, or if your Contract Value is reduced to $100, the following will occur:

  . If the Withdrawal Limit is less than $100, we will pay you the greatest of the following:

     (a) the Contract Value;

     (b) a lump sum equal to the present value of future lifetime payments in the amount of the Withdrawal Limit calculated using the 2000 Annuity Mortality Table and an interest rate of 3%; and

     (c) the Principal Protection Death Benefit (if applicable).

  . If the Withdrawal Limit is greater than $100, we will begin income payments. We will make payments of a fixed amount for the life of the Annuitant or, if there are Joint Annuitants, the last surviving Annuitant. The fixed amount payable annually will equal the most recently calculated Withdrawal Limit. We will make payments monthly or on another periodic basis agreed by us. If the monthly amount is less than $100, we will reduce the frequency so that the payment will be at least $100. The Principal Protection Death Benefit (if applicable) will continue under this provision. The Principal Protection Death Benefit (if applicable) will be reduced by each payment. The Principal Protection Death Benefit (if applicable), if any, will be payable on the death of the last surviving Annuitant.

Principal Protection Death Benefit. You may purchase Lifetime Income Plus 2008 with or without the Principal Protection Death Benefit. The Principal Protection Death Benefit is a feature available only with Lifetime Income Plus 2008. It cannot be elected separate from Lifetime Income Plus 2008. This provision applies only if you have purchased Lifetime Income Plus 2008 with the Principal Protection Death Benefit.

The Principal Protection Death Benefit is used to determine the death benefit, if any, payable under the contract and rider as described in the "Death Provisions" section below. The Principal Protection Death Benefit on the Contract Date is equal to the initial purchase payment. Purchase payments in a Benefit Year increase the Principal Protection Death Benefit.

Gross Withdrawals in a Benefit Year decrease the Principal Protection Death Benefit. If a Gross Withdrawal plus all prior Gross Withdrawals in a Benefit Year is less than or equal to the Withdrawal Limit, the Principal Protection Death Benefit will be reduced by the Gross Withdrawal. If a Gross Withdrawal plus all prior Gross Withdrawals in a Benefit Year is in excess of the Withdrawal Limit, your Principal Protection Death Benefit will equal the lesser of (a) and (b), where:

   (a) is the Contract Value on the Valuation Day after the Gross Withdrawal;
       and

   (b) is the prior Principal Protection Death Benefit minus the Gross
       Withdrawal.

Death Provisions. At the death of the last surviving Annuitant, a death benefit may be payable under this contract and rider. The amount of any death benefit payable will be the greatest of (a), (b) and (c), where:

   (a) is the death benefit as calculated under the base contract;

   (b) is the Principal Protection Death Benefit (if applicable); and

   (c) is any amount payable by any other optional death benefit rider (if applicable).

The death benefit payable will be paid according to the distribution rules under the contract.

If the designated beneficiary is a surviving spouse who is not an Annuitant, whose age is 45 through 85, and who elects to continue the contract as the new owner, this rider will continue. The Withdrawal Base and Roll-Up Value for the new owner will be the death benefit determined as of the first Valuation Day we receive at our Service Center due proof of death and all required forms. The Withdrawal Factor for the new owner will be based on the age of that owner on the date of the first Gross Withdrawal for that owner.

If the designated beneficiary is a surviving spouse who is an Annuitant and who elects to continue the contract as the owner, this rider will continue. The Withdrawal Base and Roll-Up Value will be the same as it was under the contract for the deceased owner. If no withdrawals were taken prior to the first Valuation Day we receive due proof of death and all required forms at our Service Center, the Withdrawal Factor for the surviving spouse will be established based on the attained age of the surviving spouse on the date of the first Gross Withdrawal for the surviving spouse. Otherwise, the Withdrawal Factor will continue as it was under the contract for the deceased owner.

If the surviving spouse cannot continue the rider, the rider and the rider charges will terminate. The charges for this rider will be calculated, pro rata, and deducted.

Proceeds that were transferred to the Evergreen Treasury Money Market Fund upon the death of the owner will be reallocated to the Investment Strategy and the asset percentages then in effect at the time of the death of the owner. Such reallocations will not be counted as a transfer for the purpose of the number of transfers allowed under the contract in a calendar year.

Considerations. While the rider is designed to provide life-time withdrawal benefits and the return of purchase payments, these benefits are only guaranteed to the extent you comply with the limits, conditions and restrictions set forth in the contract. There can be no assurance that you will receive more than a return of purchase payments.

Rider Charge. We assess a charge for the guaranteed minimum withdrawal benefit provided by the rider. The charge for the guaranteed minimum withdrawal benefit is calculated quarterly as a percentage of the benefit base, as defined and determined under the rider, and deducted quarterly from the Contract Value. Please note that, if your benefit base increases, the amount deducted from your Contract Value will increase.

If you purchase Lifetime Income Plus 2008 with the Principal Protection Death Benefit, another charge will be assessed for the Principal Protection Death Benefit. The charge for the Principal Protection Death Benefit is calculated quarterly as a percentage of the value of the Principal Protection Death Benefit, as defined and determined under the rider, and deducted quarterly from the Contract Value. Please note that, if the value of the Principal Protection Death Benefit increases through additional purchase payments, the amount deducted from your Contract Value will increase. The charge for the Principal Protection Death Benefit is higher if any annuitant is age 71 or older at the time of application.

We also apply different charges for the rider for a contract that is a single Annuitant contract and a contract that is a Joint Annuitant contract. Once a contract is a Joint Annuitant contract and the Joint Annuitant rider charge is applied, the Joint Annuitant rider charge will continue while the rider is in effect. If a spouse is added as Joint Annuitant after the contract is issued, new charges may apply. These new charges may be higher than the charges previously applicable to your contract.

If you reset your benefits under the rider, we will reset the charges for the rider, which may be higher than your previous charges.

We currently assess the following charges for the rider, calculated and deducted as described above:

Lifetime Income Plus 2008 without the Principal Protection Death Benefit
           Single Annuitant Contract     0.75% of benefit base
           -------------------------------------------------------------
                                         -------------------------------
           Joint Annuitant Contract      0.85% of benefit base
------------------------------------------------------------------------
Lifetime Income Plus 2008 with the Principal Protection Death Benefit --
 Annuitant Age 45-70
           Single Annuitant Contract     0.75% of benefit base plus
                                         0.15% of value of Principal
                                         Protection Death Benefit
           -------------------------------------------------------------
           Joint Annuitant Contract      0.85% of benefit base plus
                                         0.15% of value of Principal
                                         Protection Death Benefit
------------------------------------------------------------------------
Lifetime Income Plus 2008 with the Principal Protection Death Benefit --
 Annuitant Age 71-85
           Single Annuitant Contract     0.75% of benefit base plus
                                         0.40% of value of Principal
                                         Protection Death Benefit
           -------------------------------------------------------------
           Joint Annuitant Contract      0.85% of benefit base plus
                                         0.40% of value of Principal
                                         Protection Death Benefit
------------------------------------------------------------------------

The charges for Lifetime Income Plus 2008 without the Principal Protection Death Benefit will never exceed 2.00% of benefit base. The charges for Lifetime Income Plus 2008 with the Principal Protection Death Benefit will never exceed 2.00% of benefit base plus 0.50% of the value of the Principal Protection Death Benefit.

On the day the rider and/or the contract terminates, the charges for this rider will be calculated, pro rata, and deducted.

When the Rider is Effective

If available, Lifetime Income Plus 2008 and the Principal Protection Death Benefit must be elected at application. The rider will remain in effect while the contract is in force and before the Annuity Commencement Date. You may terminate this rider apart from the contract on any contract anniversary on or after the 5th contract anniversary. Otherwise this rider and the corresponding charges will terminate on the Annuity Commencement Date.

At any time before the Annuity Commencement Date, you can elect to annuitize under current annuity rates in lieu of continuing Lifetime Income Plus 2008. This may provide a higher income amount and/or more favorable tax treatment than payments made under this rider.

General Provisions

For purposes of this rider:

  .  The Annuitant may name his or her spouse as a Joint Annuitant at issue.

  . If you marry after issue, you may add your spouse as a Joint Annuitant, subject to our approval.

Examples

The following examples show how Lifetime Income Plus 2008 works based on hypothetical values. The examples are for illustrative purposes only and are not intended to depict investment performance of the contract and, therefore, should not be relied upon in making a decision to invest in the rider or contract. The examples assume current rider charges for all periods shown. If an owner resets the benefits under the rider, we reset the charges for the rider, which may be higher than the previous charges. Higher rider charges would produce lower values in the examples.

This example assumes:

   (1) the owner, who is also the Annuitant, purchases the contract for $100,000 without the Principal Protection Death Benefit;

   (2) the owner makes no additional purchase payments;

   (3) the owner is age 52 at issue, waits 13 years to take a withdrawal, and has a Withdrawal Factor of 5.5%;

   (4) the Roll-Up Value increases until age 65;

   (5) the contract earns a net return of -2%, before rider charges are deducted;

   (6) the owner takes partial withdrawals equal to the Withdrawal Limit (which is the Withdrawal Factor multiplied by the benefit base) for the rest of the owner's life;

   (7) The Withdrawal Base is reset annually on the contract anniversary; and

   (8) the owner dies upon reaching age 90.

                                          Contract Value -
                              Withdrawals  End of Year -   Withdrawal    Roll-Up                     Death
   Age -    Contract Value -    Taken -     After Rider      Base -      Value -   Benefit Base -  Benefit -
End of Year Beginning of Year End of Year     Charges      End of Year End of Year  End of Year   End of Year
-------------------------------------------------------------------------------------------------------------
    53          $100,000        $    --       $97,205       $100,000    $106,000      $106,000     $100,000
    54            97,205             --        94,418        100,000     112,360       112,360      100,000
    55            94,418             --        91,637        100,000     119,102       119,102      100,000
    56            91,637             --        88,857        100,000     126,248       126,248      100,000
    57            88,857             --        86,076        100,000     133,823       133,823      100,000
    58            86,076             --        83,291        100,000     141,852       141,852      100,000
    59            83,291             --        80,497        100,000     150,363       150,363      100,000
    60            80,497             --        77,692        100,000     159,385       159,385      100,000
    61            77,692             --        74,871        100,000     168,948       168,948      100,000
    62            74,871             --        72,030        100,000     179,085       179,085      100,000
    63            72,030             --        69,166        100,000     189,830       189,830      100,000
    64            69,166             --        66,274        100,000     201,220       201,220      100,000
    65            66,274         11,731        51,617        100,000     213,293       213,293       81,482
    66            51,617         11,731        37,229        100,000     213,293       213,293       61,958
    67            37,229         11,731        23,129        100,000     213,293       213,293       41,108
    68            23,129         11,731         9,310        100,000     213,293       213,293       18,189
    69             9,310         11,731            --        100,000     213,293       213,293           --
    70                --         11,731            --        100,000     213,293       213,293           --
    71                --         11,731            --        100,000     213,293       213,293           --
    72                --         11,731            --        100,000     213,293       213,293           --
    73                --         11,731            --        100,000     213,293       213,293           --
    74                --         11,731            --        100,000     213,293       213,293           --
    75                --         11,731            --        100,000     213,293       213,293           --
    76                --         11,731            --        100,000     213,293       213,293           --
    77                --         11,731            --        100,000     213,293       213,293           --
    78                --         11,731            --        100,000     213,293       213,293           --
    79                --         11,731            --        100,000     213,293       213,293           --
    80                --         11,731            --        100,000     213,293       213,293           --
    81                --         11,731            --        100,000     213,293       213,293           --
    82                --         11,731            --        100,000     213,293       213,293           --
    83                --         11,731            --        100,000     213,293       213,293           --
    84                --         11,731            --        100,000     213,293       213,293           --
    85                --         11,731            --        100,000     213,293       213,293           --
    86                --         11,731            --        100,000     213,293       213,293           --
    87                --         11,731            --        100,000     213,293       213,293           --
    88                --         11,731            --        100,000     213,293       213,293           --
    89                --         11,731            --        100,000     213,293       213,293           --
    90                --         11,731            --        100,000     213,293       213,293           --
-------------------------------------------------------------------------------------------------------------

This example assumes:

   (1) the owner, who is also the Annuitant, purchases the contract for $100,000 with the Principal Protection Death Benefit;

   (2) the owner makes no additional purchase payments;

   (3) the owner is age 52 at issue, waits 13 years to take a withdrawal, and has a Withdrawal Factor of 5.5%;

   (4) the Roll-Up Value increases until age 65;

   (5) the contract earns a net return of -2%, before rider charges are deducted;

   (6) the owner takes partial withdrawals equal to the Withdrawal Limit (which is the Withdrawal Factor multiplied by the benefit base) for the rest of the owner's life;

   (7) The Withdrawal Base is reset annually on the contract anniversary; and

   (8) the owner dies upon reaching age 90.

                                          Contract Value -
                              Withdrawals  End of Year -   Withdrawal    Roll-Up                     Death
   Age -    Contract Value -    Taken -     After Rider      Base -      Value -   Benefit Base -  Benefit -
End of Year Beginning of Year End of Year     Charges      End of Year End of Year  End of Year   End of Year
-------------------------------------------------------------------------------------------------------------
    53          $100,000        $    --       $97,055       $100,000    $106,000      $106,000     $100,000
    54            97,055             --        94,121        100,000     112,360       112,360      100,000
    55            94,121             --        91,196        100,000     119,102       119,102      100,000
    56            91,196             --        88,275        100,000     126,248       126,248      100,000
    57            88,275             --        85,356        100,000     133,823       133,823      100,000
    58            85,356             --        82,435        100,000     141,852       141,852      100,000
    59            82,435             --        79,508        100,000     150,363       150,363      100,000
    60            79,508             --        76,573        100,000     159,385       159,385      100,000
    61            76,573             --        73,624        100,000     168,948       168,948      100,000
    62            73,624             --        70,658        100,000     179,085       179,085      100,000
    63            70,658             --        67,672        100,000     189,830       189,830      100,000
    64            67,672             --        64,659        100,000     201,220       201,220      100,000
    65            64,659         11,731        49,903        100,000     213,293       213,293       88,269
    66            49,903         11,731        35,434        100,000     213,293       213,293       76,538
    67            35,434         11,731        21,272        100,000     213,293       213,293       64,807
    68            21,272         11,731         7,411        100,000     213,293       213,293       53,076
    69             7,411         11,731            --        100,000     213,293       213,293       41,344
    70                --         11,731            --        100,000     213,293       213,293       29,613
    71                --         11,731            --        100,000     213,293       213,293       17,882
    72                --         11,731            --        100,000     213,293       213,293        6,151
    73                --         11,731            --        100,000     213,293       213,293           --
    74                --         11,731            --        100,000     213,293       213,293           --
    75                --         11,731            --        100,000     213,293       213,293           --
    76                --         11,731            --        100,000     213,293       213,293           --
    77                --         11,731            --        100,000     213,293       213,293           --
    78                --         11,731            --        100,000     213,293       213,293           --
    79                --         11,731            --        100,000     213,293       213,293           --
    80                --         11,731            --        100,000     213,293       213,293           --
    81                --         11,731            --        100,000     213,293       213,293           --
    82                --         11,731            --        100,000     213,293       213,293           --
    83                --         11,731            --        100,000     213,293       213,293           --
    84                --         11,731            --        100,000     213,293       213,293           --
    85                --         11,731            --        100,000     213,293       213,293           --
    86                --         11,731            --        100,000     213,293       213,293           --
    87                --         11,731            --        100,000     213,293       213,293           --
    88                --         11,731            --        100,000     213,293       213,293           --
    89                --         11,731            --        100,000     213,293       213,293           --
    90                --         11,731            --        100,000     213,293       213,293           --
-------------------------------------------------------------------------------------------------------------

This next example assumes:

   (1) the owner, who is also the Annuitant, purchases the contract for $100,000 without the Principal Protection Death Benefit;

   (2) the owner makes no additional purchase payments;

   (3) the owner is age 72 at issue, waits 10 years to take a withdrawal, and has a Withdrawal Factor of 7%;

   (4) the Roll-Up Value increases for 10 years;

   (5) the contract earns a net return of -2%, before rider charges are deducted;

   (6) the owner takes partial withdrawals equal to the Withdrawal Limit (which is the Withdrawal Factor multiplied by the benefit base) for the rest of the owner's life;

   (7) The Withdrawal Base is reset annually on the contract anniversary; and

   (8) the owner dies upon reaching age 90.

                                          Contract Value -
                              Withdrawals  End of Year -   Withdrawal    Roll-Up                     Death
   Age -    Contract Value -    Taken -     After Rider      Base -      Value -   Benefit Base -  Benefit -
End of Year Beginning of Year End of Year     Charges      End of Year End of Year  End of Year   End of Year
-------------------------------------------------------------------------------------------------------------
    73          $100,000        $    --       $97,205       $100,000    $106,000      $106,000     $100,000
    74            97,205             --        94,418        100,000     112,360       112,360      100,000
    75            94,418             --        91,637        100,000     119,102       119,102      100,000
    76            91,637             --        88,857        100,000     126,248       126,248      100,000
    77            88,857             --        86,076        100,000     133,823       133,823      100,000
    78            86,076             --        83,291        100,000     141,852       141,852      100,000
    79            83,291             --        80,497        100,000     150,363       150,363      100,000
    80            80,497             --        77,692        100,000     159,385       159,385      100,000
    81            77,692             --        74,871        100,000     168,948       168,948      100,000
    82            74,871         12,536        59,494        100,000     179,085       179,085       82,596
    83            59,494         12,536        44,426        100,000     179,085       179,085       64,419
    84            44,426         12,536        29,633        100,000     179,085       179,085       45,268
    85            29,633         12,536        15,136        100,000     179,085       179,085       24,761
    86            15,136         12,536           929        100,000     179,085       179,085        1,709
    87               929         12,536            --        100,000     179,085       179,085           --
    88                --         12,536            --        100,000     179,085       179,085           --
    89                --         12,536            --        100,000     179,085       179,085           --
    90                --         12,536            --        100,000     179,085       179,085           --
-------------------------------------------------------------------------------------------------------------

This next example assumes:

   (1) the owner, who is also the Annuitant, purchases the contract for $100,000 with the Principal Protection Death Benefit;

   (2) the owner makes no additional purchase payments;

   (3) the owner is age 72 at issue, waits 10 years to take a withdrawal, and has a Withdrawal Factor of 7%;

   (4) the Roll-Up Value increases for 10 years;

   (5) the contract earns a net return of -2%, before rider charges are deducted;

   (6) the owner takes partial withdrawals equal to the Withdrawal Limit (which is the Withdrawal Factor multiplied by the benefit base) for the rest of the owner's life;

   (7) The Withdrawal Base is reset annually on the contract anniversary; and

   (8) the owner dies upon reaching age 90.

                                          Contract Value -
                              Withdrawals  End of Year -   Withdrawal    Roll-Up                     Death
   Age -    Contract Value -    Taken -     After Rider      Base -      Value -   Benefit Base -  Benefit -
End of Year Beginning of Year End of Year     Charges      End of Year End of Year  End of Year   End of Year
-------------------------------------------------------------------------------------------------------------
    73          $100,000        $    --       $96,805       $100,000    $106,000      $106,000     $100,000
    74            96,805             --        93,626        100,000     112,360       112,360      100,000
    75            93,626             --        90,460        100,000     119,102       119,102      100,000
    76            90,460             --        87,304        100,000     126,248       126,248      100,000
    77            87,304             --        84,155        100,000     133,823       133,823      100,000
    78            84,155             --        81,008        100,000     141,852       141,852      100,000
    79            81,008             --        77,860        100,000     150,363       150,363      100,000
    80            77,860             --        74,707        100,000     159,385       159,385      100,000
    81            74,707             --        71,546        100,000     168,948       168,948      100,000
    82            71,546         12,536        55,886        100,000     179,085       179,085       87,464
    83            55,886         12,536        40,590        100,000     179,085       179,085       74,928
    84            40,590         12,536        25,624        100,000     179,085       179,085       62,392
    85            25,624         12,536        11,008        100,000     179,085       179,085       49,856
    86            11,008         12,536            --        100,000     179,085       179,085       37,320
    87                --         12,536            --        100,000     179,085       179,085       24,784
    88                --         12,536            --        100,000     179,085       179,085       12,248
    89                --         12,536            --        100,000     179,085       179,085           --
    90                --         12,536            --        100,000     179,085       179,085           --
-------------------------------------------------------------------------------------------------------------

This next example assumes:

   (1) the owner, who is also the Annuitant, purchases the contract for $100,000 without the Principal Protection Death Benefit;

   (2) the owner makes no additional purchase payments;

   (3) the owner is age 65 at issue and has a Withdrawal Factor of 5.5%;

   (4) the Roll-Up Value increases for 1 year;

   (5) the contract earns a net return of 8%, before rider charges are deducted;

   (6) the owner takes partial withdrawals equal to the Withdrawal Limit (which is the Withdrawal Factor multiplied by the benefit base) for the rest of the owner's life;

   (7) the Withdrawal Base is reset annually on the contract anniversary; and

   (8) the owner dies upon reaching age 90.

                                          Contract Value -
                              Withdrawals  End of Year -   Withdrawal    Roll-Up                     Death
   Age -    Contract Value -    Taken -     After Rider      Base -      Value -   Benefit Base -  Benefit -
End of Year Beginning of Year End of Year     Charges      End of Year End of Year  End of Year   End of Year
-------------------------------------------------------------------------------------------------------------
    66          $100,000        $5,830        $101,375      $100,000    $106,000      $106,000     $101,375
    67           101,375         5,830         102,860       101,375     106,000       106,000      102,860
    68           102,860         5,830         104,464       102,860     106,000       106,000      104,464
    69           104,464         5,830         106,196       104,464     106,000       106,000      106,196
    70           106,196         5,841         108,054       106,196     106,000       106,196      108,054
    71           108,054         5,943         109,945       108,054     106,000       108,054      109,945
    72           109,945         6,047         111,869       109,945     106,000       109,945      111,869
    73           111,869         6,153         113,827       111,869     106,000       111,869      113,827
    74           113,827         6,260         115,819       113,827     106,000       113,827      115,819
    75           115,819         6,370         117,846       115,819     106,000       115,819      117,846
    76           117,846         6,482         119,908       117,846     106,000       117,846      119,908
    77           119,908         6,595         122,007       119,908     106,000       119,908      122,007
    78           122,007         6,710         124,142       122,007     106,000       122,007      124,142
    79           124,142         6,828         126,314       124,142     106,000       124,142      126,314
    80           126,314         6,947         128,525       126,314     106,000       126,314      128,525
    81           128,525         7,069         130,774       128,525     106,000       128,525      130,774
    82           130,774         7,193         133,062       130,774     106,000       130,774      133,062
    83           133,062         7,318         135,391       133,062     106,000       133,062      135,391
    84           135,391         7,447         137,760       135,391     106,000       135,391      137,760
    85           137,760         7,577         140,171       137,760     106,000       137,760      140,171
    86           140,171         7,709         142,624       140,171     106,000       140,171      142,624
    87           142,624         7,844         145,120       142,624     106,000       142,624      145,120
    88           145,120         7,982         147,660       145,120     106,000       145,120      147,660
    89           147,660         8,121         150,244       147,660     106,000       147,660      150,244
    90           150,244         8,263         152,873       150,244     106,000       150,244      152,873
-------------------------------------------------------------------------------------------------------------

This next example assumes:

   (1) the owner, who is also the Annuitant, purchases the contract for $100,000 with the Principal Protection Death Benefit;

   (2) the owner makes no additional purchase payments;

   (3) the owner is age 65 at issue and has a Withdrawal Factor of 5.5%;

   (4) the Roll-Up Value increases for 1 year;

   (5) the contract earns a net return of 8%, before rider charges are deducted;

   (6) the owner takes partial withdrawals equal to the Withdrawal Limit (which is the Withdrawal Factor multiplied by the benefit base) for the rest of the owner's life;

   (7) the Withdrawal Base is reset annually on the contract anniversary; and

   (8) the owner dies upon reaching age 90.

                                          Contract Value -
                              Withdrawals  End of Year -   Withdrawal    Roll-Up                     Death
   Age -    Contract Value -    Taken -     After Rider      Base -      Value -   Benefit Base -  Benefit -
End of Year Beginning of Year End of Year     Charges      End of Year End of Year  End of Year   End of Year
-------------------------------------------------------------------------------------------------------------
    66          $100,000        $5,830        $101,223      $100,000    $106,000      $106,000     $101,223
    67           101,223         5,830         102,541       101,223     106,000       106,000      102,541
    68           102,541         5,830         103,963       102,541     106,000       106,000      103,963
    69           103,963         5,830         105,496       103,963     106,000       106,000      105,496
    70           105,496         5,830         107,148       105,496     106,000       106,000      107,148
    71           107,148         5,893         108,859       107,148     106,000       107,148      108,859
    72           108,859         5,987         110,596       108,859     106,000       108,859      110,596
    73           110,596         6,083         112,361       110,596     106,000       110,596      112,361
    74           112,361         6,180         114,153       112,361     106,000       112,361      114,153
    75           114,153         6,278         115,974       114,153     106,000       114,153      115,974
    76           115,974         6,379         117,824       115,974     106,000       115,974      117,824
    77           117,824         6,480         119,703       117,824     106,000       117,824      119,703
    78           119,703         6,584         121,611       119,703     106,000       119,703      121,611
    79           121,611         6,689         123,550       121,611     106,000       121,611      123,550
    80           123,550         6,795         125,519       123,550     106,000       123,550      125,519
    81           125,519         6,904         127,520       125,519     106,000       125,519      127,520
    82           127,520         7,014         129,552       127,520     106,000       127,520      129,552
    83           129,552         7,125         131,616       129,552     106,000       129,552      131,616
    84           131,616         7,239         133,712       131,616     106,000       131,616      133,712
    85           133,712         7,354         135,842       133,712     106,000       133,712      135,842
    86           135,842         7,471         138,005       135,842     106,000       135,842      138,005
    87           138,005         7,590         140,203       138,005     106,000       138,005      140,203
    88           140,203         7,711         142,435       140,203     106,000       140,203      142,435
    89           142,435         7,834         144,702       142,435     106,000       142,435      144,702
    90           144,702         7,959         147,005       144,702     106,000       144,702      147,005
-------------------------------------------------------------------------------------------------------------

THE DEATH BENEFIT

Distribution Provisions Upon Death of Owner

Federal tax law requires that minimum distributions be made under this contract after the death of the Annuitant. If issued as a Qualified Contract, the death of the annuitant is also death of the owner and the required minimum distribution at death amounts that would need to be paid to the beneficiary would be computed for the contract. If held within a custodial account or trust, the required minimum distribution at death amounts would be determined with respect to the owner, instead of with respect to the contract. The Contract Value would, however, be included in the account value subject to distribution within the time limits established by federal tax law. If required minimum distributions are not taken in accordance with the income tax regulations, the IRA beneficiary could be subject to a 50% nondeductible excise tax under Code Section 4974.

Death Benefit at Death of Any Annuitant Before Annuity Commencement Date

If any Annuitant dies before the Annuity Commencement Date, regardless of whether the Annuitant is also an owner, the amount of proceeds payable is the death benefit. Upon receipt at our Service Center of due proof of an Annuitant's death and all required forms (generally, due proof of death is a certified copy of the death certificate or a certified copy of the decree of a court of competent jurisdiction as to the finding of death), a death benefit will be paid in accordance with your instructions, subject to distribution rules and termination of contract provisions discussed in the contract and elsewhere in the prospectus.

The death benefit choices we offer are the Basic Death Benefit and the Annual Step-Up Death Benefit Rider. We automatically provide the Basic Death Benefit to you. The Annual Step-Up Death Benefit Rider is available to you for an additional charge and must be elected at the time of application. It may be elected with Lifetime Income Plus 2008 at the time of application.

The death benefit varies based on:

   (1) the Annuitant's age on the date the contract is issued;

   (2) the Annuitant's age on the date of his or her death;

   (3) the number of contract years that elapse from the date the contract is issued until the date of the Annuitant's death; and

   (4) whether any premium taxes are due at the time the death benefit is paid.

Basic Death Benefit

The Basic Death Benefit available for all contracts issued is equal to the greater of:

   (a) purchase payments adjusted for any partial withdrawals (including any applicable surrender charges and premium taxes assessed) calculated as of the Valuation Day we receive due proof of death; and

   (b) the Contract Value on the Valuation Day we receive due proof of death and all required forms.

Partial withdrawals (including any withdrawals taken pursuant to the terms of Lifetime Income Plus 2008) reduce the death benefit proportionally by the same percentage that the partial withdrawal (including any applicable surrender charges and any premium taxes assessed) reduces the Contract Value.

Please see Appendix A for an example of the Basic Death Benefit calculation.

Annual Step-Up Death Benefit Rider

The Annual Step-Up Death Benefit Rider adds an extra feature to the Basic Death Benefit. Under the Annual Step-Up Death Benefit Rider, the amount of death benefit proceeds we will pay upon receipt of due proof of death of any Annuitant and all required forms at our Service Center will be the greater of:

  .  the Basic Death Benefit; and

  .  the Annual Step-Up Death Benefit Rider described below.

The following is the Annual Step-Up Death Benefit if all Annuitant(s) are age 80 or younger on the date the contract is issued:

The Annual Step-Up Death Benefit on the Contract Date is the initial purchase payment. The Annual Step-Up Death Benefit will be reset on each contract anniversary, up to and including the later of the fifth contract anniversary and the contract anniversary next following or coincident with the 80th birthday of the older Annuitant and on the Valuation Day that we receive due proof of death and all required forms at our Service Center. At each reset date, the Annual Step-Up Death Benefit equals the greater of (a) and (b) where:

   (a) is the Contract Value; and

   (b) is the Annual Step-Up Death Benefit on the last reset date, plus purchase payments made since the last reset date, adjusted for any partial withdrawals taken and premium tax paid since the last reset date.

Partial withdrawals (including any withdrawals taken pursuant to the terms of Lifetime Income Plus 2008) reduce the Annual

Step-Up Death Benefit proportionally by the same percentage that the partial withdrawal (including any applicable surrender charges and premium taxes assessed) reduces the Contract Value.

The following is the Annual Step-Up Death Benefit if any Annuitant is older than age 80 on the date the contract is issued:

The Annual Step-Up Death Benefit on the Contract Date is the initial purchase payment. The Annual Step-Up Death Benefit will be reset on each contract anniversary, up to and including the contract anniversary next following or coincident with the 85th birthday of the older Annuitant and on the Valuation Day that we receive due proof of death and all required forms at our Service Center. At each reset date, the Annual Step-Up Death Benefit equals the greater of (a) and (b) where:

   (a) is the Contract Value; and

   (b) is the Annual Step-Up Death Benefit on the last reset date, plus purchase payments made since the last reset date, adjusted for any partial withdrawals taken and premium tax paid since the last reset date.

Partial withdrawals (including any withdrawals taken pursuant to the terms of Lifetime Income Plus 2008) reduce the Annual Step-Up Death Benefit proportionally by the same percentage that the partial withdrawal (including any applicable surrender charges and any applicable premium taxes assessed) reduces the Contract Value.

You may only elect the Annual Step-Up Death Benefit Rider at the time of application. Once elected, it may not be terminated and it will remain in effect while this contract is in force until income payments begin. On the Annuity Commencement Date, this rider and its corresponding charge will terminate.

The Annual Step-Up Death Benefit Rider may not be available in all markets. We charge an additional amount for this benefit. This charge will not exceed an annual rate of 0.20% of your Contract Value at the time of the deduction. See the "Fee Tables" provision of this prospectus for additional information.

Please refer to Appendix A for an example of the calculation of the Annual Step-Up Death Benefit Rider.

Your death benefit rider option will terminate in the event that you assign or sell this contract, unless your contract is assigned or sold pursuant to a court order.

How to Claim Proceeds and/or Death Benefit Payments

At the death of the Annuitant, all members of the class first listed below having a member alive or in existence on the date of that death will become the designated beneficiary:

   (1) the owner;

   (2) the primary beneficiary;

   (3) the contingent beneficiary; or

   (4) the owner's estate.

The designated beneficiary will be treated thereafter as the sole owner of the contract. The designated beneficiary may choose one of the payment choices described below, or a default payment choice will apply if no such election is made. For purposes of this provision, if there is more than one primary beneficiary named, each one will be treated separately with respect to their portion of the contract. Thus, in cases where there are multiple designated beneficiaries, once all required information is received, each designated beneficiary will be allocated their share of the proceeds in accordance with the terms of the contract and as specified by the owner. Then, each designated beneficiary may elect one of the payment choices below (except for spousal continuation) or have the default payment choice apply. If there is no primary beneficiary(ies) alive or in existence at the time of death, all proceeds will be then payable to any named contingent beneficiary(ies).

We should be notified immediately by telephone upon the death of the Annuitant. We have the right to request that all notifications of death be immediately followed by written notification. Upon notification, no additional purchase payments will be accepted. Upon such notification of death, we will transfer all assets in the Separate Account to the Evergreen Treasury Money Market Fund until receipt of due proof of death and any required forms. Due proof of death consists of a death certificate issued by a government jurisdiction or a court of law. Any required forms can consist of information necessary in order to pay any named designated beneficiary(ies) and any other information necessary to process applicable proceeds.

Any proceeds will be paid in equal shares to one or more designated beneficiaries in accordance with the contract unless otherwise specified by the owner. The distribution rules will be applied as if each designated beneficiary's portion were a separate contract. If a designated beneficiary dies prior to filing a death claim, death proceeds will be paid to that designated beneficiary's estate.

Payment Choices. The designated beneficiary may elect the form in which the proceeds will be paid from the following payment choices (and if no election is made, the default payment choice described below will apply):

   (1) apply the proceeds to provide income under Optional Payment Plan 1, Life Income with Period Certain, as described in the "Optional Payment Plans" provision of this prospectus. The first income payment must be made no later than the end of the year after the year of death. A surviving spouse beneficiary, however, may wait to begin receiving income until the end of the year the Annuitant would have attained age 701/2. A Qualified custodial account or trust holding the contract may also use this option if its beneficiary is the Annuitant's surviving spouse. The period certain must not exceed the designated beneficiary's life expectancy, as determined by the IRS. This is the applicable distribution period for required minimum distributions after death, as provided in Section 1.401(a)(9)-5A-5 of the Income Tax Regulations. The designated beneficiary becomes the owner and, if an individual, the Annuitant under the Optional Payment Plan;

   (2) receive the proceeds in one lump sum payment;

   (3) receive the proceeds by the end of the fifth year following the date of death. This payment choice (or payment choice 2) must be selected if the beneficiary is not an individual, or a Qualified custodial account or trust holding the contract for the benefit of individual designated beneficiary(ies) of the Annuitant. We will set the Contract Value to be equal to the death proceeds as of the first Valuation Day that we have received due proof of death. At any time during the five-year period following the date of death, a partial or full distribution may be taken from the contract. The Contract Value as of the date of the distribution request will be the amount payable. We will pay, in one payment, any Contract Value remaining at the earlier of the end of the five-year period or at the death of the designated beneficiary;

   (4) if the sole designated beneficiary is the spouse of a deceased Annuitant, or a Qualified custodial account or trust holding the contract for the sole benefit of the Annuitant's surviving spouse, he, she, or it may continue the contract as stated in the "Distribution Rules" provision below.

The following additional payment choice is available:

An inherited owner may apply death proceeds to provide for an annual payment equal to the Minimum Annual Income, described below. For purposes of this provision, an inherited owner is any designated beneficiary receiving death proceeds from a Qualified Contract or any beneficiary receiving death proceeds from any other individual retirement plan. A surviving spouse may elect to be treated as an inherited owner in lieu of exercising spousal continuation. The inherited owner will be named the Annuitant at election of the payment choice.

Payments under this payment choice will continue annually on the distribution date selected by the inherited owner, subject to the special rules stated below, until the death of the inherited owner or the Contract Value is reduced to $0. Upon death of the inherited owner, the person or entity named by the inherited owner or, if no one is named, the inherited owner's estate may receive the remaining Contract Value. The recipient may take the Contract Value as a lump sum or continue to receive the annual payment on the distribution date equal to the Minimum Annual Income until the Contract Value is reduced to $0.

The Minimum Annual Income is the amount withdrawn each year to satisfy Section 408(b)(3) of the Code. As this Code section applies to the contract, or the owner if a custodial account or trust, the Minimum Annual Income will be based on the applicable distribution period for required minimum distributions after death, as provided in Section 1.401(a)(9)-5 A-5 of the Income Tax Regulations.

Special rules for this payment choice only:

  . This payment choice cannot be selected if the Minimum Annual Income would be less than $100.

  . The inherited owner must elect a distribution date on which payments will be made. If the inherited owner is the surviving spouse of the original IRA owner within the meaning of Section 401(a)(9)(B)(iv) of the Code, then the first distribution date elected must be the later of either: (i) December 15th of the year in which the deceased would have been age 70 1/2 or (ii) December 15th of the year following the original IRA owner's death. If the inherited owner is not the surviving spouse of the original IRA owner, then the first distribution date elected must be within 350 days from the date of death. If the surviving spouse dies before the first distribution date, the first distribution date under this rider will be determined by treating death of the surviving spouse as death of the original IRA owner and the surviving spouse's designated beneficiary as the inherited owner.

  . Amounts paid to satisfy the Minimum Annual Income will not be subject to surrender charges. Surrender charges will apply to amounts withdrawn above the Minimum Annual Income.

  . Optional living benefit and death benefit riders are not available with this payment choice.

  .  Additional purchase payments may not be added with this payment choice

Under this payment choice, the contract will terminate upon payment of the entire Contract Value.

If a designated beneficiary makes no election within 60 days following receipt of due proof of death and all required forms at our Service Center, payments will default to payment choice 3 (proceeds paid by the end of the fifth year following the date of death).

Spendthrift Provision. The owner may, by providing written notice to our Service Center in a manner acceptable to the Company, choose the method of payment of death proceeds under the contract by selecting any payment choice, including any Optional Payment Plan, that a designated beneficiary may have chosen. A designated beneficiary cannot change the payment choice that the owner has selected. If the owner makes a payment choice for the surviving spouse, the spouse may not continue the contract in accordance with the "Distribution Rules" provision of the prospectus. The owner may also specify at the time of electing an income payment option that any payments remaining to be made at the owner's death cannot be commuted or assigned. While living, the owner may revoke any such limitations on the rights of the designated beneficiary by providing written notice of such revocation to our Service Center in a manner acceptable to the Company. If the payment choice selected by the owner does not apply to a designated beneficiary, the limitations imposed by this paragraph shall not apply to such designated beneficiary. For example, a payment choice based on an individual's life does not apply to the owner's estate and the estate would be free to make its own payment choice as designated beneficiary after the owner's death.

Distribution Rules

When Death Occurs Before the Annuity Commencement Date

If the sole designated beneficiary is the spouse of the deceased Annuitant, or a Qualified custodial account or trust holding the contract for the benefit of such spouse, the spouse may continue the contract as the new owner. The spouse will automatically become the new sole Annuitant replacing any other Annuitant. As the new named owner and Annuitant, the spouse may exercise all rights as stated in the contract. Any other surviving Joint Annuitant will be removed from the contract. At the death of the surviving spouse, this spousal continuation provision may not be used again (for example, in the case where the surviving spouse remarries). If the spouse is one of multiple designated beneficiaries, the spouse may not continue the contract.

If the designated beneficiary(ies) is not the spouse of the deceased or a Qualified custodial account or trust holding the contract for the benefit of such spouse, the designated beneficiary(ies) may not continue the contract indefinitely. Instead, the proceeds from the contract must be distributed in accordance with one of the other payment choices and Section 408(b) of the Code.

When Death Occurs On or After the Annuity Commencement Date

On or after the Annuity Commencement Date, if the owner, an Annuitant, or a designated beneficiary dies while the contract is in force, payments that are already being made under the contract will be made at least as rapidly as under the method of distribution in effect at the time of such death, notwithstanding any other provision of the contract. This means that unless accelerated in accordance with contract terms, income payments will continue to the beneficiary under the distribution method in effect at the applicable death.

For an IRA Account or SEP IRA Account, on or after the Annuitant's required beginning date for minimum distribution purposes, if payments are being made under the additional payment choice described above, if an individual is the designated beneficiary, remaining payments may be made over the longer of the Annuitant's remaining life expectancy at death or the designated beneficiary's life expectancy from the Single Life Table in Section 1.401(a)(9)-9 of the Income Tax Regulations.

INCOME PAYMENTS

The various types of income payments available under the contract, as well as the Annuity Commencement Date of the contract, are described in this section. The Code requires payments from a Qualified Contract to begin earlier than the latest permitted Annuity Commencement Date described below. You should consult a tax adviser before selecting an income payment plan under your contract and regarding the minimum distributions you need to take from the contract.

Income Payments and the Annuity Commencement Date

The Annuity Commencement Date is the date income payments begin under the contract, provided the Annuitant is still living on that date. The Annuity Commencement Date must be a date at least thirteen months from the date the contract is issued.

The owner selects the contract's initial Annuity Commencement Date at issue. Thereafter, until income payments begin, the owner may elect to extend the Annuity Commencement Date in one-year increments, so long as the new Annuity Commencement Date is not a date beyond the latest permitted Annuity Commencement Date. The latest Annuity Commencement Date we currently permit may not be a date beyond the younger Annuitant's 90th birthday, unless we consent to a later date. We reserve the right to discontinue to allow the deferral of the Annuity Commencement Date at any time and without prior notice. Any consent for a new Annuity Commencement Date will be provided on a non-discriminatory basis.

The owner may request to change the Annuity Commencement Date by sending written notice to our Service Center prior to the Annuity Commencement Date then in effect. If you change the Annuity Commencement Date, the Annuity Commencement Date will mean the new Annuity Commencement Date selected, provided such Annuity Commencement Date is not a date beyond the latest permitted Annuity Commencement Date. If income payments have not commenced upon reaching the latest permitted Annuity Commencement Date, we will begin making payments to the named payee in the form of a Life Income with a 10 Year Period Certain or, if Lifetime Income Plus 2008 applies, income payments will be made pursuant to Optional Payment Plan 6, Fixed Income for Life.

We will make monthly income payments to the owner beginning on the Annuity Commencement Date provided the Annuitant is still living. Subject to the provisions discussed above and IRS minimum distribution requirements, we will make the monthly income payment in the form of a Life Income with a 10 Year Period Certain plan or a Joint Life and Survivor Income with a 10 Year Period Certain plan, both with variable income payments, using the gender (where appropriate) and settlement age of the Annuitant(s) instead of the payee, unless you make another election as described below. As described in your contract, the settlement age may be less than the Annuitant's age. This means that payments may be lower than they would have been without the adjustment. You may also choose to receive the Surrender Value of your contract in a lump sum on the date immediately preceding the Annuity Commencement Date, in which case, we will cancel the contract. See the "Requesting Payments" provision of this prospectus.

Payments will continue for the life of the Annuitant under the Life Income with a 10 Year Period Certain plan if he or she lives longer than 10 years. If the Annuitant dies before the end of 10 years, we will discount the remaining payments for the 10-year period at the same rate used to calculate the monthly income payment. If the remaining payments are variable income payments, the amount of each payment to be discounted will be assumed to be equal to the value of the payment on the date we receive due proof of death. We will pay this discounted amount in a lump sum.

Payments will continue for the life of the Surviving Annuitant under the Joint Life and Survivor Income with a 10 Year Period Certain plan, if any Annuitant lives longer than 10 years. If both Annuitants die before the end of 10 years, the remaining payments for the 10-year period will be discounted at the same rate used to calculate the monthly income payment. If the remaining payments are variable income payments, the amount of each payment to be discounted will be assumed to be equal to the value of the payment on the date we receive due proof of death. We will pay this discounted amount in a lump sum.

The contract also provides optional forms of income payments ("Optional Payment Plans"), each of which is payable on a fixed basis. Optional Payment Plan 1 and Optional Payment Plan 2 also are available on a variable basis.

If you elect fixed income payments, the guaranteed amount payable will be computed using interest at 3% compounded yearly. We may increase the interest rate, which will increase the amount we pay to you or the payee.

If you elect variable income payments, the dollar amount of the first variable income payment will depend on the annuity purchase rates described in your contract for the Optional Payment Plan you choose. These rates vary based on the Annuitant's settlement age and gender, and upon the settlement age and gender of a second person you designate (if applicable). Under such tables, the longer the life expectancy of the Annuitant or the longer the period for which we guarantee to make payments under the option, the smaller the amount the first variable income payment will be. After your first income payment, the dollar amount of your income payments will vary based on the investment performance of the Subaccount(s) in which you invest and the contract's assumed interest rate.

The assumed interest rate is an assumption we make regarding the investment performance of the Portfolios you select. This rate is simply the total return, after expenses, you need to keep your variable income payments level. We assume an effective annual rate of 3%. This means that if the annualized investment performance, after expenses, of your Subaccounts, measured between the day that the last payment was made and the day on which we are calculating the new payment, is less than 3%, then the dollar amount of your variable income payment will decrease. Conversely, if the annualized investment performance, after expenses, of your Subaccounts, measured between the day that the last payment was made and the day on which we are calculating the new payment, is greater than 3%, then the dollar amount of your income payment will increase.

We will make income payments monthly unless you elect to receive payments quarterly, semi-annually or annually. Under all available payment plans, if any payment that is made more frequently than annually is, would be or becomes less than $100, we reserve the right to reduce the frequency of payments to an interval that would result in each payment being at least $100. If the annual payment payable at maturity is less than $20, we will pay the Surrender Value in a lump sum. See the "Requesting Payments" provision of this prospectus. Upon making such a payment, we will have no future obligation under the contract.

The amount of your income payments will depend on four things:

   (1) your Surrender Value on the Valuation Day immediately preceding the Annuity Commencement Date;

   (2) the settlement age on the Annuity Commencement Date, and if applicable, the gender of the Annuitant(s);

   (3) the specific payment plan you choose; and

   (4) if you elect variable income payments, the investment performance of the Portfolios selected.

As provided in your contract, we may adjust the age used to determine income payments, and we may deduct premium taxes from your payments.

Optional Payment Plans

The following Optional Payment Plans are available under the contract. The period certain offered under an Optional Payment Plan cannot exceed the applicable life expectancy required to satisfy the minimum distribution provisions of the Code.

   Optional Payment Plan 1 -- Life Income with Period Certain. This option guarantees monthly payments for the lifetime of the payee with a minimum number of years of payments. If the payee lives longer than the minimum period, payments will continue for his or her life. The minimum period can be 10, 15, or 20 years. The payee selects the designated period. If the payee dies during the minimum period, we will discount the amount of the remaining guaranteed payments at the same rate used in calculating income payments. We will pay the discounted amount in a lump sum to the payee's estate, unless otherwise provided.

   Optional Payment Plan 2 -- Joint Life and Survivor Income. This option provides for us to make monthly payments to two payees for a period certain of 10 years. Each payee must be at least 35 years old when payments begin. Payments will continue as long as either payee is living. If both payees die before the end of the minimum period, we will discount the amount of the remaining payments for the 10 year period at the same rate used in calculating income payments. We will pay the discounted amount in a lump sum to the survivor's estate, unless otherwise provided.

   Optional Payment Plan 3 -- Income for a Fixed Period. This option provides for periodic payments to be made for a period certain not longer than 30 years. Payments can be made annually, semi-annually, quarterly, or monthly. If the payee dies, we will discount the amount of the remaining guaranteed payments to the date of the payee's death at the same rate used in calculating income payments. We will pay the discounted amount in a lump sum to the payee's estate, unless otherwise provided.

   Optional Payment Plan 4 -- Not Available

   Optional Payment Plan 5 -- Not Available

   Optional Payment Plan 6 -- Fixed Income for Life. This option provides for us to make monthly payments of a fixed amount for the life of the Annuitant or, if there are Joint Annuitants, the last surviving Annuitant. If Lifetime Income Plus 2008 has been elected and the contract has reached the latest permitted Annuity Commencement Date, the fixed amount payable annually will be greater than or equal to the most recently calculated Withdrawal Limit. If the last surviving Annuitant dies, no amount will be payable under this option.

Fixed income payments, if selected, will begin on the date we receive due proof of the Annuitant's death, or on the Annuity Commencement Date. Variable income payments will begin within seven days after the date payments would begin under the corresponding fixed option.

All payments under Optional Payment Plan 3 (Income for a Fixed Period) may be redeemed by the payee upon written request to our Service Center. Payments made under Optional Payment Plan 1 (Life Income with Period Certain), Optional Payment Plan 2 (Joint Life and Survivor Income) and Optional Payment Plan 6 (Fixed Income for Life) are not redeemable. If a request for redemption is received in good order for Optional Payment Plan 3, the payment will generally be made within seven days; however, some states require us to reserve the right to defer payments from the General Account for up to six months from the date we receive the request for payment.

Variable Income Payments

The monthly amount of your first variable income payment will equal your Contract Value as of the Annuity Commencement Date, less any premium taxes, multiplied by the monthly payment rate for the payment plan you choose (at an assumed interest rate of 3%), divided by 1,000. We determine subsequent payments based on Annuity Units.

On the Annuity Commencement Date, we determine the number of Annuity Units for each Subaccount. This number will not change unless you make a transfer. On the Annuity Commencement Date, the number of Annuity Units for a Subaccount is the portion of the first payment from that Subaccount divided by the Annuity Unit value for that

Subaccount on the day the first payment is due. Each subsequent variable income payment will equal the sum of payments for each Subaccount. The payment for a Subaccount is the number of Annuity Units for that Subaccount times the Annuity Unit on the monthly anniversary of the Annuity Commencement Date.

Following the Annuity Commencement Date, the Annuity Unit value of each Subaccount for any Valuation Period will equal the Annuity Unit value for the preceding Valuation Period multiplied by the product of (a) and (b), where:

   (a) is the net investment factor for the Valuation Period for which we are calculating the Annuity Unit value; and

   (b) is an assumed interest rate factor equal to .99991902 raised to a power equal to the number of days in the Valuation Period.

The assumed interest rate factor in (b) above is the daily equivalent of dividing (i) one by (ii) one plus the assumed investment interest rate of 3%. We may offer a plan that has a different assumed investment interest rate. If we do, the assumed interest rate factor we use in (b) above would change.

Transfers after the Annuity Commencement Date

If we are making variable income payments, the payee may change the Subaccounts from which we are making the payments three times each calendar year. The transfer will be effective as of the end of the Valuation Period during which we receive written request at our Service Center. We also reserve the right to refuse to execute any transfer if any of the Subaccounts that would be affected by the transfer is unable to purchase or redeem shares of the Portfolio in which the Subaccount invests or if the transfer would adversely affect Annuity Unit values. If the number of Annuity Units remaining in a Subaccount after a transfer is less than 1, we will transfer the remaining balance in addition to the amount requested for the transfer. We will not allow a transfer into any Subaccount unless the number of Annuity Units of that Subaccount after the transfer is at least 1. The amount of the income payments as of the date of the transfer will not be affected by the transfer. We will not charge for transfers made after the Annuity Commencement Date.

TAX MATTERS

Introduction

This part of the prospectus discusses the federal income tax treatment of the contract. The federal income tax treatment of the contract is complex and sometimes uncertain. The federal income tax rules may vary with your particular circumstances.

This discussion does not address all of the federal income tax rules that may affect you and your contract. This discussion also does not address other federal tax consequences, such as the federal gift or estate tax, or state or local tax consequences, associated with a contract. As a result, you should always consult a tax adviser about the application of tax rules to your individual situation.

Tax Status of the Contract

Purchasing the Contract. You may purchase the contract as a traditional IRA annuity contract, Roth IRA annuity contract, or SEP IRA annuity contract. You may also purchase the contract through an established IRA Account, Roth IRA Account, or SEP IRA Account. Contracts purchased in either manner are referred to as Qualified Contracts. As discussed further below, if you were able to purchase the contract as other than a Qualified Contract, the contract would be unlikely to satisfy the owner control requirements under federal tax law to be treated as an annuity contract for federal tax purposes, and you would be currently taxable on income under the contracts.

If you buy the contract through an established IRA Account, Roth IRA Account, or SEP IRA Account, tax-deferral of the earnings under the contract will be dependent upon continued qualification of your IRA Account, Roth IRA Account, or SEP IRA Account. The tax treatment associated with withdrawals, transfers, assignments, and surrenders under the contract is uncertain when the contract is held by an IRA Account, Roth IRA Account, or SEP IRA Account. For further information, please consult with your custodian or your trustee and a tax adviser.

Why Are the Contracts Available Only as Qualified Contracts?

Variable annuity contracts (other than certain pension and qualified retirement plan contracts, including those that qualify as IRAs) are generally not treated as annuities for federal income tax purposes, and thus lose their tax-deferred character, if they do not satisfy certain diversification requirements set forth in Section 817(h) of the Code, or if the owner can exercise control over the underlying investments. Investing in mutual fund shares that are "publicly available," i.e., shares of mutual funds that can be purchased directly without purchasing a variable annuity or life insurance contract, is incompatible with these requirements. The mutual funds available through the contracts are publicly available. Accordingly, standing alone, the contracts would not be treated as annuity contracts for federal income tax purposes. However, we do not believe that an individual purchasing a contract either as an IRA contract, Roth IRA contract, SEP IRA contract, or through an IRA Account, Roth IRA Account, or SEP IRA Account, will be taxed currently on the contract's earnings:

  . If a contract is purchased through an IRA Account, Roth IRA Account, or SEP IRA Account, that account should itself be exempt from current taxation until distributions from the account occur, as long as the account continues to qualify as an IRA Account, Roth IRA Account, or SEP IRA Account. As a result, tax deferral of a contract that is purchased through such an account will be dependent upon the continued qualification of such account as an IRA Account, Roth IRA Account, or SEP IRA Account. We are not responsible for the tax status of such an account. The trustee or custodian of the account should be consulted regarding its status.

  . Contracts that qualify as IRA annuity contracts, Roth IRA annuity contracts, or SEP IRA annuity contracts are not subject to restrictions against investing in publicly available mutual funds if they meet certain requirements set forth by the IRS. We believe the contracts will meet those requirements, although there is no guaranty that this will be the case. In addition, such contracts must satisfy other requirements in order to qualify as IRAs, Roth IRAs, or SEP IRAs. We believe that contracts purchased as IRA annuity contracts, Roth IRA annuity contracts, or SEP IRA annuity contracts will satisfy the applicable requirements and will therefore be exempt from current taxation until distributions occur, in accordance with the rules described below governing the federal income tax treatment of IRAs, Roth IRAs, or SEP IRAs.

The IRS has not reviewed the contract for qualification as an IRA and we make no guarantees that the contract will so qualify.

Types of IRAs

Traditional IRAs. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "IRA." An IRA can be in the form of a trust or custodial account or an annuity. An individual may make annual contributions to an IRA of up to the lesser of the limit specified in the Code ($5,000 for 2008) or 100% of compensation includible in the individual's gross income. For an individual age 50 or older, the limit is increased by $1,000. The contributions may be deductible in whole or in part, depending on the individual's income and whether the individual or spouse participates in an employer sponsored retirement plan. Distributions from another IRA or certain eligible employer plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA at ordinary income tax rates. A 10% penalty tax (discussed below) generally applies to distributions made before age 59 1/2, subject to certain exceptions. IRAs have minimum distribution rules (also discussed further below) that govern the timing and amount of distributions.

SEP IRAs. SEP IRAs are types of IRAs that allow employers to contribute to IRAs on behalf of their employees. Employer contributions made to an employee's SEP IRA cannot exceed the lesser of (1) 25% of the employee's compensation, and
(2) a limit specified in the Code ($46,000 for 2008). Distributions from SEP IRAs are subject to the same restrictions and rules that apply to IRA distributions.

Roth IRAs. Section 408A of the Code permits certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. Only individuals with income below certain amounts specified in the Code may contribute to a Roth IRA. An eligible individual may make annual contributions to a Roth IRA of up to the lesser of the limit specified in the Code ($5,000 for 2008) or 100% of compensation includible in the individual's gross income. For an individual age 50 or older, the limit is increased by $1,000. A rollover from, or conversion of, an IRA to a Roth IRA is generally subject to tax and other special rules apply. You may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years.

Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax (discussed below) may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions), or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA.

Required Distributions and Penalty Taxes

Required Minimum Distributions. For IRAs, distributions generally must commence no later than April 1 of the calendar year following the calendar year in which the owner reaches age 70 1/2. Roth IRAs do not require distributions at any time prior to the owner's death. If your Qualified Contract provides an additional benefit, such as the benefits provided under Lifetime Income Plus 2008 or certain death benefits, the actuarial present value of the benefit(s) typically will increase the amount of the required minimum distribution you must take. In addition, failure to comply with the required minimum distribution rules applicable to Qualified Contracts will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the contract. If your contract is held in a custodial account or trust, the contract is not subject to required minimum distributions. Required minimum distributions are imposed at the account level and the Contract Value must be included in the value of the custodial account for purposes of the minimum distribution calculations.

Federal Penalty Tax. The Code may impose a penalty tax equal to 10% of the amount of any payment from your Qualified Contract that is includible in your income. The Code does not impose the penalty tax if one of several exceptions apply. Exceptions include payments:

   (1) received on or after the owner reaches age 59 1/2;

   (2) received on or after the owner's death or because of the owner's disability (as defined in the tax law);

   (3) received as a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer; or

   (4) received as reimbursement for certain amounts paid for medical care.

Moving Money from One Qualified Contract or Qualified Retirement Plan to Another

Rollovers and transfers. In many circumstances you may move money between Qualified Contracts and qualified retirement plans by means of a rollover or a transfer. Recent legislation has expanded these rollover options, including permitting the rollover of your after-tax contributions. Special rules apply to such rollovers and transfers. If you do not follow the applicable rules, you may suffer adverse federal income tax consequences, including paying taxes that you might not otherwise have had to pay. You should always consult a tax adviser before you move or attempt to move assets between any Qualified Contract or plan and another Qualified Contract or plan.

Direct rollovers. The direct rollover rules apply to certain payments (called "eligible rollover distributions") from Section 401(a) plans, Section 403(b) plans, H.R. 10 plans and certain contracts used in connection with these types of plans.

The direct rollover rules do not apply to distributions from IRAs. The direct rollover rules require federal income tax equal to 20% of the eligible rollover distribution to be withheld from the amount of the distribution, unless the owner elects to have the amount directly transferred to certain Qualified Contracts or plans. Certain restrictions apply to the ability to rollover any after-tax amounts.

Federal Income Tax Withholding

We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, federal income tax rules may require us to withhold tax. At the time you request a partial withdrawal, surrender, or income payment, we will send you forms that explain the withholding requirements.

State Income Tax Withholding

If required by the law of your state, we will also withhold state income tax from the taxable portion of each distribution made under the contract, unless you make an available election to avoid withholding. If permitted under state law, we will honor your request for voluntary state withholding.

Tax Status of the Company

Under existing federal income tax laws, we do not pay tax on investment income and realized capital gains of the Separate Account. We do not anticipate that we will incur any federal income tax liability on the income and gains earned by the Separate Account. The Company, therefore, does not impose a charge for federal income taxes. If federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.

Changes in the Law

This discussion is based on the Code, IRS regulations, and interpretations existing on the date of this prospectus. Congress, the IRS, and the courts may modify these authorities, however, sometimes retroactively.

REQUESTING PAYMENTS

To request a payment, you must provide us with notice in a form satisfactory to us. We will ordinarily pay any partial withdrawal or total surrender proceeds from the Separate Account within seven days after receipt at our Service Center of a request in good order. We also will ordinarily make payment of lump sum death benefit proceeds from the Separate Account within seven days from the receipt of due proof of death and all required forms. We will determine payment amounts as of the end of the Valuation Period during which our Service Center receives the payment request or due proof of death and all required forms.

In most cases, when we pay the death benefit in a lump sum, we will pay these proceeds either:

   (1) to your designated beneficiary directly in the form of a check; or

   (2) by establishing an interest bearing draft account, called the "Secure Access Account," for the designated beneficiary, in the amount of the death benefit.

When establishing the Secure Access Account we will send the designated beneficiary a draftbook within 7 days after we receive all the required documents, and the designated beneficiary will have immediate access to the account simply by writing a draft for all or any part of the amount of the death benefit payment. The Secure Access Account is part of our General Account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of our General Account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the Secure Access Account. If we do not receive instructions from the designated beneficiary with regard to the form of death benefit payment, we will automatically establish the Secure Access Account for proceeds of $10,000 or more, unless state law requires a positive election. The Secure Access Account is not available in all states.

We will delay making a payment from the Subaccount or applying Subaccount value to a payment plan if:

   (1) the disposal or valuation of the Subaccount is not reasonably practicable because:

      . the SEC declares that an emergency exists (due to the emergency the disposal or valuation of the Separate Account's assets is not reasonably practicable);

      . the New York Stock Exchange is closed for other than a regular holiday or weekend;

      .  trading is restricted by the SEC; or

   (2) the SEC, by order, permits postponement of payment to protect our owners.

State law requires that we reserve the right to defer payments from the General Account for a partial withdrawal or surrender for up to six months from the date we receive your payment request at our Service Center. We also may defer making any payments attributable to a check or draft that has not cleared until we are satisfied that the check or draft has been paid by the bank on which it is drawn.

If mandated under applicable law, we may be required to reject a purchase payment and/or block an owner's account and thereby refuse any requests for transfers, partial withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulators. We also may be required to provide additional information about you or your account to government regulators.

SALE OF THE CONTRACTS

We have entered into an underwriting agreement with Capital Brokerage Corporation for the distribution and sale of the contracts. Pursuant to this agreement, Capital Brokerage Corporation serves as principal underwriter for the contracts, offering them on a continuous basis. Capital Brokerage Corporation is located at 6620 West Broad Street, Building 2, Richmond, Virginia 23230. Capital Brokerage Corporation will use its best efforts to sell the contracts, but is not required to sell any specific number or dollar amount of contracts.

Capital Brokerage Corporation was organized as a corporation under the laws of the state of Washington in 1981 and is an affiliate of ours. Capital Brokerage Corporation is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority ("FINRA") (formerly, NASD, Inc.).

Capital Brokerage Corporation offers the contracts through its registered representatives who are registered with FINRA and with the states in which they do business. More information about Capital Brokerage Corporation and the registered representatives is available at http://www.finra.org or by calling
(800) 289-9999. You also can obtain an investor brochure from FINRA describing its Public Disclosure Program. Registered representatives with Capital Brokerage Corporation are also licensed as insurance agents in the states in which they do business and are appointed with the Company.

Capital Brokerage Corporation also enters into selling agreements with an affiliated broker-dealer and unaffiliated broker-dealers to sell the contracts. The registered representatives of these selling firms are registered with FINRA and with the states in which they do business, are licensed as insurance agents in the states in which they do business and are appointed with us.

We pay compensation to Capital Brokerage Corporation for promotion and sales of the contracts by its registered representatives as well as by affiliated and unaffiliated selling firms. This compensation consists of sales commissions and other cash and non-cash compensation. The maximum commission we may pay for the
sale of a contract is   % of a contract owner's aggregate purchase payments.

The maximum commission consists of three parts --commissions paid to internal and external wholesalers of Capital Brokerage Corporation ("wholesalers" are individuals employed by the Company and registered with Capital Brokerage Corporation that promote the offer and sale of the contracts), commissions paid to the affiliated and unaffiliated brokerage firm ("selling firms") that employs the registered representative that sold your contract, and an amount paid to the selling firm for marketing allowances and other payments related to the sale of the contract. Wholesalers with Capital Brokerage Corporation each
may receive a maximum commission of   % of purchase payments.

After commission is paid to the wholesalers of Capital Brokerage Corporation, a
commission is then paid to the selling firm. A maximum commission of   % of
purchase payments is paid to the selling firm. The exact amount of commission paid to the registered representative who sold you your contract is determined by the brokerage firm that employs the representative.

All selling firms receive commissions as described above based on the sale of, and receipt of purchase payments, on the contract. Unaffiliated selling firms receive additional compensation, including marketing allowances and other payments. The maximum marketing allowance paid to a selling firm on the sale of
a contract is   % of purchase payments. At times, Capital Brokerage Corporation may make other cash and non-cash payments to selling firms, as well as receive payments from selling firms, for expenses relating to the recruitment and training of personnel, periodic sales meetings, the production of promotional sales literature and similar expenses. These expenses may also relate to the synchronization of technology between the Company, Capital Brokerage Corporation and the selling firm in order to coordinate data for the sale and maintenance of the contract. In addition, registered representatives may be eligible for non-cash compensation programs offered by Capital Brokerage Corporation or an affiliated company, such as conferences, trips, prizes and awards. The amount of other cash and non-cash compensation paid by Capital Brokerage Corporation or its affiliated companies ranges significantly among the selling firms. Likewise, the amount received by Capital Brokerage Corporation from the selling firms ranges significantly.

The commissions listed above are maximum commissions paid, and reflect situations where we pay a higher commission for a short period of time for a special promotion.

No specific charge is assessed directly to contract owners or the Separate Account to cover commissions and other incentives or payments described above. We do, however, intend to recoup commissions and other sales expenses and incentives we pay through fees and charges deducted under the contract and any other corporate revenue.

All commissions, special marketing allowances and other payments made or received by Capital Brokerage Corporation to or from selling firms come from or are allocated to the general assets of Capital Brokerage Corporation or one of its affiliated companies. Therefore, regardless of the amount paid or received by Capital Brokerage Corporation or one of its affiliated companies, the amount of expenses you pay under the contract do not vary because of such payments to or from such selling firms.

Even though your contract costs are not determined based on amounts paid to or received from Capital Brokerage Corporation or the selling firm, the prospect of receiving, or the receipt of, additional compensation as described above may create an incentive for selling firms and/or their registered representative to sell you this product versus another product with respect with which a selling firm does not receive additional compensation, or a lower level of additional compensation. You may wish to take such compensation arrangements into account when considering and evaluating any recommendation relating to the contracts.

During 2007 no commissions were paid to Capital Brokerage Corporation for the sale of contracts in the Separate Account as this product commenced new sales
on     , 2008. Although neither we nor Capital Brokerage Corporation anticipate discontinuing the offering of the contracts, we do reserve the right to discontinue offering the contracts at any time.

ADDITIONAL INFORMATION

Owner Questions

The obligations to owners under the contracts are ours. Please direct your questions and concerns to us at our Service Center.

Return Privilege

Within ten days after you receive the contract (or such longer period as may be required by applicable law), you may cancel it for any reason by delivering or mailing it postage prepaid, to:

                  Genworth Life Insurance Company of New York
                             Annuity New Business
                            6610 West Broad Street
                           Richmond, Virginia 23230

If you exercise this right, we will cancel the contract as of the Valuation Day we receive your request and send you a refund equal to your Contract Value plus any charges we have deducted from purchase payments prior to the allocation to the Separate Account (and excluding any charges the Portfolios may have deducted) on or before the Valuation Day we received the returned contract. If you exercise your free look privilege within seven days after you receive your contract or if required by the law of your state, however, we will refund your purchase payments (less any withdrawals previously taken).

If you cancel your contract, it will be void. In certain states, you may have more than ten days to return the contract for a refund.

State Regulation

As a life insurance company organized and operated under the laws of the State of New York, we are subject to provisions governing life insurers and to regulation by the New York Superintendent of Insurance.

Our books and accounts are subject to review and examination by the Department of State of the State of New York at all times. That Department conducts a full examination of our operations at least every five years.

Evidence of Death, Age, Gender, Marital Status or Survival

We may require proof of death, age, gender, marital status or survival and any other required forms before we act on contract provisions relating to the death of any person or persons, or those provisions that are dependent upon age, gender, marital status or survival.

Records and Reports

As presently required by the 1940 Act and applicable regulations, we are responsible for maintaining all records and accounts relating to the Separate Account. At least once each year, we will send you a report showing information about your contract for the period covered by the report. The report will show the total Contract Value and a breakdown of the assets in each Subaccount. The report also will show purchase payments and charges made during the statement period. We also will send you an annual and a semi-annual report for each Portfolio underlying a Subaccount to which you have allocated assets, as required by the 1940 Act. In addition, you will receive a written confirmation when you make purchase payments, transfers, or take partial withdrawals.

Other Information

We have filed a Registration Statement with the SEC, under the Securities Act of 1933 as amended, for the contracts being offered by this prospectus. This prospectus does not contain all the information in the Registration Statement, its amendments and exhibits. Please refer to the Registration Statement for further information about the Separate Account, the Company, and the contracts offered. Statements in this prospectus about the content of contracts and other legal instruments are summaries. For the complete text of those contracts and instruments, please refer to those documents as filed with the SEC and available on the SEC's website at http://www.sec.gov.

Legal Proceedings

We face a significant risk of litigation and regulatory investigations and actions in the ordinary course of operating our businesses, including the risk of class action lawsuits. Our pending legal and regulatory actions include proceedings specific to us and others generally applicable to business practices in the industries in which we operate. In our insurance operations, we are, have been, or may become subject to class actions and individual suits alleging, among other things, issues relating to sales or underwriting practices, payment of contingent or other sales commissions, claims payments and procedures, product design, product disclosure, administration, additional premium charges for premiums paid on a periodic basis, denial or delay of benefits, charging excessive or impermissible fees on products, recommending unsuitable products to customers and breaching fiduciary or other duties to customers. Plaintiffs in class action and other lawsuits against us may seek very large or indeterminate amounts, including punitive and treble damages, which may remain unknown for substantial periods of time. In our investment-related operations, we are subject to litigation involving commercial disputes with counterparties. We are also subject to litigation arising out of our general business activities such as our contractual and employment relationships. We are also subject to various regulatory inquiries, such as information requests, subpoenas, books and record examinations and market conduct and financial examinations, from state and federal regulators and other authorities. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, financial condition and results of operations. Moreover, even if we ultimately prevail in the litigation, regulatory action or investigation, we could suffer significant reputational harm, which could have an adverse effect on our business, financial condition and results of operations.

We cannot ensure that the current investigations and proceedings will not have a material adverse effect on our business, financial condition or results of operations. In addition, it is possible that related investigations and proceedings may be commenced in the future, and we could become subject to further investigations and have lawsuits filed against us. In addition, increased regulatory scrutiny and any resulting investigations or proceedings could result in new legal precedents and industry-wide regulations or practices that could adversely affect our business, financial condition and results of operations.

The Company shall, and may through insurance coverage, indemnify any directors or officers who are a party to any proceeding by reason of the fact that he or she was or is a director or officer of the Company against any liability incurred by him or her in connection with such proceeding unless he or she engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law. Such indemnification covers all judgments , settlements, penalties, fines and reasonable expenses incurred with respect to such proceeding. If the person involved is not a director or officer of the Company, the board of directors may cause the Company to indemnify, or contract to indemnify, to the same extent allowed for its directors and officers, such person who was, is or may become a party to any proceeding, by reason of the fact that he or she is or was an employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the depositor pursuant to the foregoing provisions, or otherwise, the depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the depositor of expenses incurred or paid by a director, officer or controlling person of the depositor in successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Capital Brokerage Corporation is not in any pending or threatened lawsuits that are reasonably likely to have a material adverse impact on us or on the Separate Account.

Although it is not anticipated that these developments will have an adverse impact on us, the Separate Account, or on the ability of Capital Brokerage Corporation to perform under its principal underwriting agreement, there can be no assurance at this time.

APPENDIX A

Examples of the Available Death Benefits

Basic Death Benefit

The purpose of this example is to show how the Basic Death Benefit works based on purely hypothetical values and is not intended to depict investment performance of the contract.

Example:  Assuming an owner:

   (1) purchases a contract for $100,000;

   (2) makes no additional purchase payments and takes no partial withdrawals;

   (3) is not subject to premium taxes; and

   (4) the Annuitant is age 75 on the Contract Date then:

Annuitant's End of Contract     Basic
    Age      Year   Value   Death Benefit
-----------------------------------------
    76        1    $103,000   $103,000
    77        2     112,000    112,000
    78        3      90,000    100,000
    79        4     135,000    135,000
    80        5     130,000    130,000
    81        6     150,000    150,000
    82        7     125,000    125,000
    83        8     145,000    145,000
-----------------------------------------

Partial withdrawals (including partial withdrawals taken pursuant to the terms of Lifetime Income Plus 2008) will reduce the Basic Death Benefit by the proportion that the partial withdrawal (including any applicable surrender charge and any premium tax assessed) reduces your Contract Value. For example:

        Purchase Contract     Basic
 Date   Payment   Value   Death Benefit
---------------------------------------
3/31/08 $10,000  $10,000     $10,000
3/31/16           20,000      20,000
3/31/17           14,000      20,000
---------------------------------------

If a partial withdrawal of $7,000 is made on March 31, 2017, the Basic Death Benefit immediately after the partial withdrawal will be $10,000 ($20,000 to $10,000) since the Contract Value is reduced 50% by the partial withdrawal ($14,000 to $7,000). This is true only if the Basic Death Benefit immediately prior to the partial withdrawal (as calculated above) is not the Contract Value on the date we receive due proof of the Annuitant's death. It also assumes that both the Annuitant and Joint Annuitant are younger than age 80 at the time of death, that no surrender charge applies, and that no premium tax applies to the partial withdrawal. This example is based on purely hypothetical values and is not intended to depict investment performance of the contract.

Annual Step-Up Death Benefit Rider

The following example shows how the Annual Step-Up Death Benefit Rider works based on hypothetical values. It is not intended to depict investment performance of the contract. The example assumes that an owner purchases a contract with an Annuitant age 75 at the time of issue. In addition, the example assumes that:

   (1) the owner purchases the contract for $100,000;

   (2) the owner makes no additional purchase payments;

   (3) the owner takes no partial withdrawals; then

End of Annuitant's Contract Death Benefit
 Year      Age      Value      Amount
-----------------------------------------
  1        76      $103,000   $103,000
  2        77       112,000    112,000
  3        78        90,000    112,000
  4        79       135,000    135,000
  5        80       130,000    135,000
  6        81       150,000    150,000
  7        82       125,000    135,000
  8        83       145,000    145,000
-----------------------------------------

Partial withdrawals (including partial withdrawals taken pursuant to the terms of Lifetime Income Plus 2008) will reduce the Annual Step-Up Death Benefit by the proportion that the partial withdrawal (including any surrender charge and any premium tax assessed) reduces your Contract Value.

TABLE OF CONTENTS

Statement of Additional Information

The Company................................................................ B-

The Separate Account....................................................... B-

The Contracts.............................................................. B-
   Transfer of Annuity Units............................................... B-
   Net Investment Factor................................................... B-

Termination of Participation Agreements.................................... B-

Calculation of Performance Data............................................ B-
   Subaccount Investing in Evergreen Treasury Money Market Fund -- Class A. B-
   Other Subaccounts....................................................... B-
   Other Performance Data.................................................. B-

Tax Matters................................................................ B-
   Taxation of Genworth Life and Annuity Insurance Company................. B-

General Provisions......................................................... B-
   Using the Contracts as Collateral....................................... B-
   The Beneficiary......................................................... B-
   Non-Participating....................................................... B-
   Misstatement of Age or Gender........................................... B-
   Incontestability........................................................ B-
   Statement of Values..................................................... B-
   Trust as Owner or Beneficiary........................................... B-
   Written Notice.......................................................... B-

Legal Developments Regarding Employment-Related Benefit Plans.............. B-

Regulation of Genworth Life and Annuity Insurance Company.................. B-

Experts.................................................................... B-

Financial Statements....................................................... B-

  Genworth Life Insurance Company of New York 666 Third Avenue, 9th Floor New
                             York, New York 10017

                       Variable Annuity Service Center:
                            6610 West Broad Street
                           Richmond, Virginia 23230

A Statement of Additional Information containing more detailed information about the contract and the Separate Account is available free by writing us at the address below or by calling (800) 313-5282.

Genworth Life Insurance Company of New York
Annuity New Business
6610 West Broad Street
Richmond, Virginia 23230

Please mail a copy of the Statement of Additional Information for the Separate Account Contract Form NY1166C 01/08 / NY1166D 01/08 (Retire Ready/SM/ IRA Annuity NY) to:

Name: __________________________________________________________________________

Address: _______________________________________________________________________
                                          Street

________________________________________________________________________________
         City                 State                                    Zip

Signature of Requestor: ________________________________________________________
                                                 Date

                    Statement of Additional Information For
         Flexible Purchase Payment Variable Deferred Annuity Contracts

                              Form NY1166C 01/08
                                   NY1166D 01/08

                                  Issued by:
                  Genworth Life Insurance Company of New York
                Genworth Life of New York VA Separate Account 2
                          666 Third Avenue, 9th Floor
                           New York, New York 10017

                       Variable Annuity Service Center:
                            6610 West Broad Street
                           Richmond, Virginia 23230
                       Telephone Number: (800) 313-5282

--------------------------------------------------------------------------------

This Statement of Additional Information is not a prospectus. It should be read
in conjunction with the prospectus, dated         , 2008, for the flexible
purchase payment variable deferred annuity contracts issued by Genworth Life Insurance Company of New York through its Genworth Life of New York VA Separate Account 2. The terms used in the current prospectus for the flexible purchase payment variable deferred annuity contracts are incorporated into this Statement of Additional Information.

For a free copy of the prospectus:

Call:     (800) 313-5282

Or write: Genworth Life Insurance Company of New York
          Variable Annuity Service Center
          6610 West Broad Street
          Richmond, Virginia 23230

Or visit: www.genworth.com

Or:       contact your financial representative

The date of this Statement of Additional Information is         , 2008.

TABLE OF CONTENTS

The Company.................................................................... B-

The Separate Account........................................................... B-

The Contracts.................................................................. B-
   Transfer of Annuity Units................................................... B-
   Net Investment Factor....................................................... B-

Termination of Participation Agreements........................................ B-

Calculation of Performance Data................................................ B-
   Subaccount Investing in the Evergreen Treasury Money Market Fund -- Class A. B-
   Other Subaccounts........................................................... B-
   Other Performance Data...................................................... B-

Tax Matters.................................................................... B-
   Taxation of Genworth Life and Annuity Insurance Company..................... B-

General Provisions............................................................. B-
   Using the Contracts as Collateral........................................... B-
   The Beneficiary............................................................. B-
   Non-Participating........................................................... B-
   Misstatement of Age or Gender............................................... B-
   Incontestability............................................................ B-
   Statement of Values......................................................... B-
   Trust as Owner or Beneficiary............................................... B-
   Written Notice.............................................................. B-

Legal Developments Regarding Employment-Related Benefit Plans.................. B-

Regulation of Genworth Life and Annuity Insurance Company...................... B-

Experts........................................................................ B-

Financial Statements........................................................... B-

The Company

We are a stock life insurance company that was incorporated in the State of New York on February 23, 1988 under the name First GNA Life Insurance Company of New York. An affiliate of our former ultimate parent company acquired us in January 1999. We are a direct, wholly owned subsidiary of Genworth Life Insurance Company while remaining an indirect, wholly-owned subsidiary of Genworth Financial, Inc. ("Genworth").

On January 1, 2007, Federal Home Life Insurance Company ("FHL") and First Colony Life Insurance Company ("FCL") were merged with and into Genworth Life and Annuity Insurance Company ("GLAIC"), and affiliate of the Company. GLAIC was the surviving entity. FHL and FCL were both stock life insurance companies operating under charters granted by the Commonwealth of Virginia and both were affiliates of GLAIC. GLAIC received regulatory approval from the State Corporation Commission, Bureau of Insurance of the Commonwealth of Virginia for these mergers.

Upon consummation of the FHL and FCL mergers, GLAIC transferred its ownership of American Mayflower Life Insurance Company of New York ("AML"), formerly a wholly-owned subsidiary of FCL, to the Company, in exchange for a non-majority ownership interest in the Company. AML merged into the Company, with the Company being the surviving entity.

We are one of a number of subsidiaries of Genworth, a leading financial security company dedicated to providing insurance, investment and financial solutions that help meet the homeownership, life security, wealth management and retirement security needs of more than 15 million customers, with a presence in more than 25 countries. We have two operating segments: (1) Protection and (2) Retirement Income and Institutional.

  . Protection. We offer customers life insurance, including term, whole and universal life, and long-term care insurance.

  . Retirement Income and Institutional. We offer customers a variety of wealth accumulation, income distribution and institutional products. Wealth accumulation and income distribution products principally include: individual fixed and variable annuities; group variable annuities offered through retirement plans; single premium immediate annuities; and variable life insurance. Institutional products include: guaranteed investment contracts ("GICs"), and funding agreements.

We do business in the State of New York. Our Home Office is located at 666 Third Avenue, 9th Floor, New York, New York, 10017. Our principal service center is located at 6610 West Broad St., Richmond, Virginia 23230.

We are subject to regulation by the New York Superintendent of Insurance. We file an annual statement with the New York Superintendent of Insurance on or before March 1 of each year covering our operations and reporting our financial condition as of December 31 of the preceding year. Periodically, the Superintendent of Insurance examines our liabilities and reserves and those of the Variable Account and assesses their adequacy, and a full examination of our operations is conducted by the State of New York, Department of Insurance, at least every 5 years.

The Separate Account

In accordance with the Board Resolution establishing the Separate Account, such Separate Account will be divided into Subaccounts, each of which shall invest in the shares of a designated mutual fund portfolio, unit investment trust, managed separate account and/or other portfolios (the "Eligible Portfolios"), and net purchase payments under the contracts shall be allocated to Subaccounts which will invest in the Eligible Portfolios set forth in the contracts in accordance with the instructions received from contract owners.

The Contracts

Transfer of Annuity Units

At your request, Annuity Units may be transferred three times per calendar year from the Subaccounts in which they are currently held (subject to certain restrictions described in the contract and specific rider options).

The number of Annuity Units to be transferred is (a) times (b) divided by
(c) where:

   (a) is the number of Annuity Units in the current Subaccount desired to be transferred;

   (b) is the Annuity Unit Value for the Subaccount in which the Annuity Units are currently held; and

   (c) is the Annuity Unit Value for the Subaccount to which the transfer is made.

If the number of Annuity Units remaining in a Subaccount after the transfer is less than 1, we will transfer the remaining Annuity Units in addition to the amounts requested. We will not transfer Annuity Units into any Subaccounts unless the number of Annuity Units of that Subaccount after the transfer is at least 1. The amount of the income payment as of the date of the transfer will not be affected by the transfer (however, subsequent variable income payments will reflect the investment experience of the selected Subaccounts).

Net Investment Factor

The net investment factor measures investment performance of the Subaccounts during a Valuation Period. Each Subaccount has its own net investment factor. The net investment factor of a Subaccount available under a contract for a Valuation Period is (a) divided by (b) minus (c) where:

   (a) is the result of:

      (1) the value of the net assets of that Subaccount at the end of the preceding Valuation Period; plus

      (2) the investment income and capital gains, realized or unrealized, credited to the net assets of that Subaccount during the Valuation Period for which the net investment factor is being determined; minus

      (3) the capital losses, realized or unrealized, charged against those assets during the Valuation Period; minus

      (4) any amount charged against that Subaccount for taxes (this includes any amount we set aside during the Valuation Period as a provision for taxes attributable to the operation or maintenance of that Subaccount); and

   (b) is the value of the net assets of that Subaccount at the end of the preceding Valuation Period; and

   (c) is the daily factor for the Valuation Period representing the asset charge deducted from the Subaccount adjusted for the number of days in the Valuation Period.

We will value assets in the Separate Account at their fair market value in accordance with generally accepted accounting practices and applicable laws and regulations.

Termination of Participation Agreements

The participation agreements pursuant to which the Portfolios sell their shares to the Separate Account contain varying provisions regarding termination. The following summarizes those provisions:

[The Disclosure in this Section will be Updated and Amended by Pre-Effective Amendment to the Registrations Statement]

AIM Equity Funds. This agreement may be terminated by the parties upon advance written notice.

AllianceBernstein Cap Fund, Inc.  This agreement may be terminated by the
parties upon        advance written notice.

The AllianceBernstein Portfolios.  This agreement may be terminated by the
parties upon        advance written notice.

AllianceBernstein Trust. This agreement may be terminated by the parties upon advance written notice.

Allianz Funds. This agreement may be terminated by the parties upon advance written notice.

American Century Capital Portfolios, Inc.  This agreement may be terminated by
the parties upon        advance written notice.

American Century Government Income Trust.  This agreement may be terminated by
the parties upon        advance written notice.

BlackRock Basic Value Fund, Inc.  This agreement may be terminated by the
parties upon        advance written notice.

BlackRock Global Allocation Fund, Inc.  This agreement may be terminated by the
parties upon        advance written notice.

Calamos Investment Trust. This agreement may be terminated by the parties upon advance written notice.

Cohen & Steers Global Realty Shares, Inc.  This agreement may be terminated by
the parties upon        advance written notice.

Columbia Acorn Trust. This agreement may be terminated by the parties upon advance written notice.

Columbia Funds Series Trust.  This agreement may be terminated by the parties
upon        advance written notice.

Davis New York Venture Fund, Inc.  This agreement may be terminated by the
parties upon        advance written notice.

Eaton Vance Mutual Funds Trust.  This agreement may be terminated by the
parties upon        advance written notice.

Eaton Vance Special Investment Trust.  This agreement may be terminated by the
parties upon        advance written notice.

Evergreen Equity Trust. This agreement may be terminated by the parties upon advance written notice.

Evergreen Money Market Trust.  This agreement may be terminated by the parties
upon        advance written notice.

Federated Equity Funds. This agreement may be terminated by the parties upon advance written notice.

Fidelity Advisor Series I.  This agreement may be terminated by the parties
upon        advance written notice.

Fidelity Advisor Series II.  This agreement may be terminated by the parties
upon        advance written notice.

Fidelity Contrafund. This agreement may be terminated by the parties upon advance written notice.

Franklin Templeton Fund Allocator Series.  This agreement may be terminated by
the parties upon        advance written notice.

Franklin Value Investors Trust.  This agreement may be terminated by the
parties upon        advance written notice.

GE Funds.  This agreement may be terminated by the parties upon        advance
written notice.

Janus Adviser Series. This agreement may be terminated by the parties upon advance written notice.

Jennison 20/20 Focus Fund.  This agreement may be terminated by the parties
upon        advance written notice.

Jennison Natural Resources Fund, Inc.  This agreement may be terminated by the
parties upon        advance written notice.

JPMorgan Trust II. This agreement may be terminated by the parties upon advance written notice.

Legg Mason Partners Aggressive Growth Fund, Inc.  This agreement may be
terminated by the parties upon        advance written notice.

Legg Mason Value Trust, Inc.  This agreement may be terminated by the parties
upon        advance written notice.

Lord Abbett Affiliated Fund, Inc.  This agreement may be terminated by the
parties upon        advance written notice.

Lord Abbett Bond-Debenture Fund, Inc.  This agreement may be terminated by the
parties upon        advance written notice.

Lord Abbett Mid-Cap Value Fund, Inc.  This agreement may be terminated by the
parties upon        advance written notice.

Oppenheimer Capital Appreciation Fund.  This agreement may be terminated by the
parties upon        advance written notice.

Oppenheimer Global Fund. This agreement may be terminated by the parties upon advance written notice.

Oppenheimer Main Street Funds, Inc.  This agreement may be terminated by the
parties upon        advance written notice.

Oppenheimer Main Street Small Cap Fund.  This agreement may be terminated by
the parties upon        advance written notice.

PIMCO Funds. This agreement may be terminated by the parties upon advance written notice.

Putnam Investment Funds. This agreement may be terminated by the parties upon advance written notice.

T. Rowe Price Capital Appreciation Fund.  This agreement may be terminated by
the parties upon        advance written notice.

T. Rowe Price Equity Income Fund.  This agreement may be terminated by the
parties upon        advance written notice.

T. Rowe Price Growth Stock Fund, Inc.  This agreement may be terminated by the
parties upon        advance written notice.

Thornburg Investment Trust.  This agreement may be terminated by the parties
upon        advance written notice.

Van Kampen Comstock Fund. This agreement may be terminated by the parties upon advance written notice.

Calculation of Performance Data

From time to time, we may disclose total return, yield, and other performance data for the Subaccounts pertaining to the contracts. Such performance data will be computed, or accompanied by performance data computed, in accordance with the standards defined by the SEC and FINRA.

The calculations of yield, total return, and other performance data do not reflect the effect of any premium tax that may be applicable to a particular contract. Premium taxes currently range from 0% to 3.5% of purchase payments and are generally based on the rules of the state in which you reside.

Subaccount Investing In the Evergreen Treasury Money Market Fund -- Class A

From time to time, advertisements and sales literature may quote the yield of the Subaccounts investing in the Evergreen Treasury Money Market Fund -- Class A for a seven-day period, in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the corresponding money market portfolio or on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) at the end of the seven-day period in the value of a hypothetical account under a contract having a balance of one unit in the Subaccount investing in the Evergreen Treasury Money Market Fund -- Class A at the beginning of the period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return, and annualizing the result on a 365-day basis. The net change in account value reflects: 1) net income from the Portfolio attributable to an initial investment of $10,000; and 2) charges and deductions imposed under the contract which are attributable to the hypothetical account. The charges and deductions include the per unit charges for the mortality and expense risk charge (deducted daily at an effective annual rate of 1.50% (for the L Share option) or 1.20% (for the B Share option) of the hypothetical investment in the Separate Account), the administrative expense charge (deducted daily at an effective annual rate of 0.15% of assets in the Separate Account), and the Joint Annuitant charge (deducted daily at an effective annual rate of 0.05% of assets in the Separate Account). We assume for the purposes of the yield calculation that this charge will be waived. Current Yield will be calculated according to the following formula:

Current Yield = ((NCP - ES)/UV) X (365/7)

where:

NCP =   the net change in the value of the investment Portfolio
        (exclusive of realized gains and losses on the sale of
        securities and unrealized appreciation and depreciation
        and income other than investment income) for the
        seven-day period attributable to a hypothetical account
        having a balance of one unit.
ES  =   per unit expenses of the hypothetical account for the
        seven-day period.
UV  =   the unit value on the first day of the seven-day period.

We may also quote the effective yield of the Subaccount investing in the Evergreen Treasury Money Market Fund -- Class A determined on a compounded basis for the same seven-day period. The effective yield is calculated by compounding the base period return according to the following formula:

Effective Yield = (1 + ((NCP - ES)/UV))/365/7/ - 1

where:

NCP =   the net change in the value of the investment Portfolio
        (exclusive of realized gains and losses on the sale of
        securities and unrealized appreciation and depreciation
        and income other than investment income) for the
        seven-day period attributable to a hypothetical account
        having a balance of one unit.
ES  =   per unit expenses of the hypothetical account for the
        seven-day period.
UV  =   the unit value for the first day of the seven-day period.

The yield on amounts held in the Subaccount investing in the Evergreen Treasury Money Market Fund -- Class A will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Evergreen Treasury Money Market Fund -- Class A actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Evergreen Treasury Money Market Fund -- Class A, the types and quality of portfolio securities held by that Portfolio, and that Portfolio's operating expenses. Because of the charges and deductions imposed under the contract, the yield for the Subaccount investing in the Evergreen Treasury Money Market Fund -- Class A will be lower than the yield for Evergreen Treasury Money Market Fund -- Class A.

Yield calculations do not take into account the surrender charges imposed under the contract or the charges for any optional riders.

Past Performance is not a Guarantee or Projection of Future Results.

Other Subaccounts

Standardized Total Return. Sales literature or advertisements may quote total return, including average annual total return for one or more of the Subaccounts for various periods of time including 1 year, 5 years and 10 years, or from inception if any of those periods are not available.

Average annual total return for a period represents the average annual compounded rate of return that would equate an initial investment of $1,000 under a contract to the redemption value of that investment as of the last day of the period. The ending date for each period for which total return quotations are provided will be for the most recent practicable, considering the type and media of the communication, and will be stated in the communication.

For periods that began before the contract was available, performance data will be based on the performance of the underlying Portfolios, adjusted for the level of the Separate Account and contract charges currently in effect. Average annual total return will be calculated using Subaccount unit values and deductions for the annual contract charge and the surrender charge as described below:

   (1) We calculate the unit value for each Valuation Period based on the performance of the Subaccount's underlying investment Portfolio (after deductions for Portfolio expenses, the administrative expense charge, the mortality and expense risk charge and the Joint Annuitant charge).

   (2) The annual contract charge is $30 per year, deducted at the beginning of each contract year after the first. For purposes of calculating average annual total return, we assume that the annual contract charge is equivalent to 0.30% of Contract Value. This charge is waived if the Contract Value is $40,000 or more at the time the charge is due.

   (3) The surrender charge will be determined by assuming a surrender of the contract at the end of the period. Average annual total return for periods of four years or less will therefore reflect the deduction of a surrender charge.

   (4) Standardized total return considers the maximum charges for all available optional riders.

   (5) Standardized total return does not reflect the deduction of any premium taxes.

   (6) Standardized total return will then be calculated according to the following formula:

       TR = (ERV/P)/1/N/ - 1

where:

TR  =   the average annual total return for the period.
ERV =   the ending redeemable value (reflecting deductions as
        described above) of the hypothetical investment at the
        end of the period.
P   =   a hypothetical single investment of $1,000.
N   =   the duration of the period (in years).

The Portfolios have provided the price information used to calculate the historical performance of the Subaccounts. We have no reason to doubt the accuracy of the figures provided by the Portfolios. We have not independently verified such information.

Other Performance Data

We may disclose cumulative total return in conjunction with the standardized format described above. The cumulative total return will be calculated using the following formula:

CTR = (ERV/P) - 1

where:

CTR =   the cumulative total return for the period.
ERV =   the ending redeemable value (reflecting deductions as
        described above) of the hypothetical investment at the
        end of the period.
P   =   a hypothetical single investment of $1,000.

Sales literature may also quote cumulative and/or average annual total return that does not reflect the surrender charge. This is calculated in exactly the same way as average annual total return, except that the ending redeemable value of the hypothetical investment is replaced with an ending value for the period that does not take into account any charges on withdrawn amounts. If such charges were included, the performance numbers would be lower.

Other non-standardized quotations of Subaccount performance may also be used in sales literature. Such quotations will be accompanied by a description of how they were calculated. We will accompany any non-standardized quotations of Subaccount performance with standardized performance quotations.

Tax Matters

Taxation of Genworth Life Insurance Company of New York

We do not expect to incur any federal income tax liability attributable to investment income or capital gains retained as part of the reserves under the contracts. See the "Tax Matters" section of the prospectus. Based upon these expectations, no charge is being made currently to the Separate Account for federal income taxes. We will periodically review the question of a charge to the Separate Account for federal income taxes related to the Separate Account. Such a charge may be made in future years if we believe that we may incur federal income taxes. This might become necessary if the tax treatment of the Company is ultimately determined to be other than what we currently believe it to be, if there are changes made in the federal income tax treatment of annuities at the corporate level, or if there is a change in our tax status. In the event that we should incur federal income taxes attributable to investment income or capital gains retained as part of the reserves under the contracts, the Contract Value would be correspondingly adjusted by any provision or charge for such taxes.

We may also incur state and local taxes (in addition to premium taxes). At present, these taxes, with the exception of premium taxes, are not significant. If there is a material change in applicable state or local tax laws causing an increase in taxes other than premium taxes (for which we currently impose a charge), charges for such taxes attributable to the Separate Account may be made.

General Provisions

Using the Contracts as Collateral

A Qualified Contract generally may not be sold, assigned, transferred, discounted, pledged or otherwise transferred.

We must be notified in writing if a contract is assigned. Any payment made before the assignment is recorded at our Service

Center will not be affected. We are not responsible for the validity or tax consequences of an assignment. Your rights and the rights of a beneficiary may be affected by an assignment. Assigning a contract as collateral will have adverse tax consequences. See the "Tax Matters" provision of the prospectus.

The Beneficiary

You may select one or more primary and contingent beneficiaries during your lifetime upon application and by filing a written request with our Service Center. Each change of beneficiary revokes any previous designation.

Non-Participating

The contract is non-participating. It does not share in our profits or surplus. No dividends are payable.

Misstatement of Age or Gender

If any person's age or gender is misstated, any contract benefits or proceeds, or availability thereof, will be determined using the correct age and gender. If any overpayments have been made, future payments will be adjusted. Any underpayments will be paid in full.

Incontestability

We will not contest the contract.

Statement of Values

At least once each year, we will send you a statement of values within 30 days after each report date. The statement will show Contract Value, purchase payments and other financial transactions made by you during the report period.

Trust as Owner or Beneficiary

If a trust is named as the owner or beneficiary of this contract and subsequently exercises ownership rights or claims benefits hereunder, we will have no obligation to verify that a trust is in effect or that the trustee is acting within the scope of his/her authority. Payment of contract benefits to the trustee shall release us from all obligations under the contract to the extent of the payment. When we make a payment to the trustee, we will have no obligation to ensure that such payment is applied according to the terms of the trust agreement.

Written Notice

Any written notice should be sent to us at our Service Center at 6610 West Broad Street, Richmond, Virginia 23230. The contract number and the Annuitant's full name must be included.

We will send all notices to the owner at the last known address on file with us.

Legal Developments Regarding Employment-Related Benefit Plans

On July 6, 1983, the Supreme Court held in Arizona Governing Committee for Tax Deferred Annuity v. Norris, 463 U.S. 1073 (1983), that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of gender. The contract contains guaranteed annuity purchase rates for certain Optional Payment Plans that distinguish between men and women. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris, and Title VII generally, on any employment-related insurance or benefit program for which a contract may be purchased.

Regulation of Genworth Life Insurance Company of New York

Besides federal securities laws, we are subject to the New York insurance laws.

Experts

[To be provided by Pre-Effective Amendment to the Registration Statement.]

Financial Statements

[To be provided by Pre-Effective Amendment to the Registration Statement.]

                                    PART C

                               OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

   (a) Financial Statements

   All required financial statements are included in Part B of this Registration Statement.

   (b) Exhibits

 (1)(a) Resolution of Board of Directors of Genworth Life Insurance Company of New York authorizing the establishment of Genworth Life of New
              York VA Separate Account 2. Filed herewith.

 (2)          Not Applicable.

 (3)(a)       Underwriting Agreement between GE Capital Life Insurance Company of
              New York and Capital Brokerage Corporation. Previously filed on May
              13, 1998 with Pre-Effective Amendment No. 1 to Form N-4 for GE
              Capital Life Separate Account II, Registration No. 333-39955.

 (3)(b)       Dealer Sales Agreement. Previously filed on May 13, 1998 with
              Pre-Effective Amendment No. 1 to Form N-4 for GE Capital Life VA
              Separate Account II, Registration No. 333-39955.

 (4)(a)(i)    Form of Contract, NY1166C 01/08. Filed herewith.

 (4)(a)(ii)   Form of Contract, NY1166D 01/08. Filed herewith.

 (4)(a)(iii)  Surrender Charge Endorsement, NY5345 3/07. Filed herewith.

 (4)(a)(iv)   Waiver of Surrender Charge Endorsement, NY5346 3/07. Filed herewith.

 (4)(a)(v)    Optional Death Proceeds Endorsement, NY5344 3/07. Filed herewith.

 (4)(a)(vi)   IRA Endorsement, NY5369 8/07. Filed herewith.

 (4)(a)(vii)  Roth IRA Endorsement, NY5370 8/07. Filed herewith.

 (4)(a)(viii) Payment Choice Endorsement, NY5357 06/07. Filed herewith.

 (4)(a)(ix)   Death Benefit Endorsement, NY5360 07/07. Filed herewith.

 (4)(a)(x)    [Reserved.]

 (4)(b)(i)(a) Guaranteed Minimum Withdrawal Benefit for Life Rider, NY5362 09/07.
              Filed herewith.

 (4)(b)(i)(b) Guaranteed Minimum Withdrawal Benefit for Life Rider, NY5362DB 09/07.
              Filed herewith.

 (4)(c)(i)(a) Annual Step-Up Death Benefit Rider, NY5237 1/03. Filed herewith.

 (5)          Form of Application. Previously filed on May 3, 2007 with
              Pre-Effective Amendment No. 1 to Form N-4 for Genworth Life of New
              York VA Separate Account 1, Registration No. 333-140908.

 (6)(a)       Amended and Restated Articles of Incorporation of Genworth Life
              Insurance Company of New York. Previously filed on January 3, 2006 with Post-Effective Amendment No. 10 to Form N-4 for Genworth Life of
              New York VA Separate Account 1, Registration No. 333-97085.

 (6)(b)       By-Laws of Genworth Life Insurance Company of New York. Previously
              filed on January 3, 2006 with Post-Effective Amendment No. 10 to Form
              N-4 for Genworth Life of New York VA Separate Account 1, Registration
              No. 333-97085.

 (7)          Not Applicable.

 (8)(a) Participation Agreement between Genworth Life Insurance Company of
        New York and AIM Equity Funds. To be filed by Pre-Effective Amendment to the Registration Statement.

 (8)(b) [Reserved.]

 (8)(c) Participation Agreement between Genworth Life Insurance Company of
        New York and AllianceBernstein Cap Fund, Inc. To be filed by
        Pre-Effective Amendment to the Registration Statement.

 (8)(d) Participation Agreement between Genworth Life Insurance Company of
        New York and The AllianceBernstein Portfolios. To be filed by
        Pre-Effective Amendment to the Registration Statement.

 (8)(e) Participation Agreement between Genworth Life Insurance Company of
        New York and AllianceBernstein Trust. To be filed by Pre-Effective
        Amendment to the Registration Statement.

 (8)(f) Participation Agreement between Genworth Life Insurance Company of
        New York and Allianz Funds. To be filed by Pre-Effective Amendment to the Registration Statement.

 (8)(g) Participation Agreement between Genworth Life Insurance Company of
        New York and American Century Capital Portfolios, Inc. To be filed by
        Pre-Effective Amendment to the Registration Statement.

 (8)(h) Participation Agreement between Genworth Life Insurance Company of
        New York and American Century Government Income Trust. To be filed by
        Pre-Effective Amendment to the Registration Statement.

 (8)(i) Participation Agreement between Genworth Life Insurance Company of
        New York and BlackRock Basic Value Fund, Inc. To be filed by
        Pre-Effective Amendment to the Registration Statement.

 (8)(j) Participation Agreement between Genworth Life Insurance Company of
        New York and BlackRock Global Allocation Fund, Inc. To be filed by
        Pre-Effective Amendment to the Registration Statement.

 (8)(k) Participation Agreement between Genworth Life Insurance Company of
        New York and Calamos Investment Trust. To be filed by Pre-Effective
        Amendment to the Registration Statement.

 (8)(l) Participation Agreement between Genworth Life Insurance Company of
        New York and Cohen & Steers Global Realty Shares, Inc. To be filed by
        Pre-Effective Amendment to the Registration Statement.

 (8)(m) Participation Agreement between Genworth Life Insurance Company of
        New York and Columbia Acorn Trust. To be filed by Pre-Effective
        Amendment to the Registration Statement.

 (8)(n) Participation Agreement between Genworth Life Insurance Company of
        New York and Columbia Funds Series Trust. To be filed by
        Pre-Effective Amendment to the Registration Statement.

 (8)(o) Participation Agreement between Genworth Life Insurance Company of
        New York and Davis New York Venture Fund, Inc. To be filed by
        Pre-Effective Amendment to the Registration Statement.

 (8)(p) Participation Agreement between Genworth Life Insurance Company of
        New York and Eaton Vance Mutual Funds Trust. To be filed by
        Pre-Effective Amendment to the Registration Statement.

 (8)(q) Participation Agreement between Genworth Life Insurance Company of
        New York and Eaton Vance Special Investment Trust. To be filed by
        Pre-Effective Amendment to the Registration Statement.

 (8)(r) Participation Agreement between Genworth Life Insurance Company of
        New York and Evergreen Equity Trust. To be filed by Pre-Effective
        Amendment to the Registration Statement.

 (8)(s) Participation Agreement between Genworth Life Insurance Company of
        New York and Evergreen Money Market Trust. To be filed by
        Pre-Effective Amendment to the Registration Statement.

 (8)(t) Participation Agreement between Genworth Life Insurance Company of
        New York and Federated Equity Funds. To be filed by Pre-Effective
        Amendment to the Registration Statement.

 (8)(u)  Participation Agreement between Genworth Life Insurance Company of
         New York and Fidelity Advisor Series I. To be filed by Pre-Effective
         Amendment to the Registration Statement.

 (8)(v)  Participation Agreement between Genworth Life Insurance Company of
         New York and Fidelity Advisor Series II. To be filed by Pre-Effective
         Amendment to the Registration Statement.

 (8)(w)  Participation Agreement between Genworth Life Insurance Company of
         New York and Fidelity Contrafund. To be filed by Pre-Effective
         Amendment to the Registration Statement.

 (8)(x)  Participation Agreement between Genworth Life Insurance Company of
         New York and Franklin Templeton Fund Allocator Series. To be filed by
         Pre-Effective Amendment to the Registration Statement.

 (8)(y)  Participation Agreement between Genworth Life Insurance Company of
         New York and Franklin Value Investors Trust. To be filed by
         Pre-Effective Amendment to the Registration Statement.

 (8)(z)  Participation Agreement between Genworth Life Insurance Company of
         New York and GE Funds. To be filed by Pre-Effective Amendment to the
         Registration Statement.

 (8)(aa) Participation Agreement between Genworth Life Insurance Company of
         New York and Janus Adviser Series. To be filed by Pre-Effective
         Amendment to the Registration Statement.

 (8)(bb) Participation Agreement between Genworth Life Insurance Company of
         New York and Jennison 20/20 Focus Fund. To be filed by Pre-Effective
         Amendment to the Registration Statement.

 (8)(cc) Participation Agreement between Genworth Life Insurance Company of
         New York and Jennison Natural Resources Fund, Inc. To be filed by
         Pre-Effective Amendment to the Registration Statement.

 (8)(dd) Participation Agreement between Genworth Life Insurance Company of
         New York and JPMorgan Trust II. To be filed by Pre-Effective
         Amendment to the Registration Statement.

 (8)(ee) Participation Agreement between Genworth Life Insurance Company of
         New York and Legg Mason Partners Aggressive Growth Fund, Inc. To be filed by Pre-Effective Amendment to the Registration Statement.

 (8)(ff) Participation Agreement between Genworth Life Insurance Company of
         New York and Legg Mason Value Trust, Inc. To be filed by
         Pre-Effective Amendment to the Registration Statement.

 (8)(gg) Participation Agreement between Genworth Life Insurance Company of
         New York and Lord Abbett Affiliated Fund, Inc. To be filed by
         Pre-Effective Amendment to the Registration Statement.

 (8)(hh) Participation Agreement between Genworth Life Insurance Company of
         New York and Lord Abbett Bond-Debenture Fund, Inc. To be filed by
         Pre-Effective Amendment to the Registration Statement.

 (8)(ii) Participation Agreement between Genworth Life Insurance Company of
         New York and Lord Abbett Mid-Cap Value Fund, Inc. To be filed by
         Pre-Effective Amendment to the Registration Statement.

 (8)(jj) Participation Agreement between Genworth Life Insurance Company of
         New York and Oppenheimer Capital Appreciation Fund. To be filed by
         Pre-Effective Amendment to the Registration Statement.

 (8)(kk) Participation Agreement between Genworth Life Insurance Company of
         New York and Oppenheimer Global Fund. To be filed by Pre-Effective
         Amendment to the Registration Statement.

 (8)(ll) Participation Agreement between Genworth Life Insurance Company of
         New York and Oppenheimer Main Street Funds, Inc. To be filed by
         Pre-Effective Amendment to the Registration Statement.

 (8)(mm) Participation Agreement between Genworth Life Insurance Company of
         New York and Oppenheimer Main Street Small Cap Fund. To be filed by
         Pre-Effective Amendment to the Registration Statement.

 (8)(nn) Participation Agreement between Genworth Life Insurance Company of
         New York and PIMCO Funds. To be filed by Pre-Effective Amendment to the Registration Statement.

 (8)(oo) Participation Agreement between Genworth Life Insurance Company of
         New York and Putnam Investment Funds. To be filed by Pre-Effective
         Amendment to the Registration Statement.

 (8)(pp) Participation Agreement between Genworth Life Insurance Company of
         New York and T. Rowe Price Capital Appreciation Fund. To be filed by
         Pre-Effective Amendment to the Registration Statement.

 (8)(qq) Participation Agreement between Genworth Life Insurance Company of
         New York and T. Rowe Price Equity Income Fund. To be filed by
         Pre-Effective Amendment to the Registration Statement.

 (8)(rr) Participation Agreement between Genworth Life Insurance Company of
         New York and T. Rowe Price Growth Stock Fund, Inc. To be filed by
         Pre-Effective Amendment to the Registration Statement.

 (8)(ss) Participation Agreement between Genworth Life Insurance Company of
         New York and Thornburg Investment Trust. To be filed by Pre-Effective
         Amendment to the Registration Statement.

 (8)(tt) Participation Agreement between Genworth Life Insurance Company of
         New York and Van Kampen Comstock Fund. To be filed by Pre-Effective
         Amendment to the Registration Statement.

 (9)     Opinion and Consent of Heather C. Harker, Counsel for Genworth Life
         Insurance Company of New York. To be filed by Pre-Effective Amendment to the Registration Statement.

 (10)    Consent of KPMG LLP. To be filed by Pre-Effective Amendment to the
         Registration Statement.

 (11)    Not Applicable.

 (12)    Not Applicable.

Item 25.  Directors and Officers of the Depositor

      Name                   Address                         Position with Company
      ----                   -------                         ---------------------
David J. Sloane.. 666 Third Avenue, 9th Floor    Director, Chairperson of the Board, President
                  New York, New York 10017       and Chief Executive Officer
James D. Atkins.. 700 Main Street                Director and Senior Vice President
                  Lynchburg, Virginia 24504
Marshal S. Belkin 345 Kear Street                Director
                  Yorktown Heights,
                  New York 10598
Ward E. Bobitz... 6620 West Broad Street         Director, Vice President and Assistant
                  Richmond, Virginia 23230       Secretary
Richard I. Byer.. 11 Westwind Road               Director
                  Yonkers, NY 10710
Kelly L. Groh.... 6610 West Broad Street         Director
                  Richmond, Virginia 23230
Paul A. Haley.... 6610 West Broad Street         Director, Senior Vice President and Chief
                  Richmond, Virginia 23230       Actuary
Jerry S. Handler. 151 West 40th Street           Director
                  New York, New York 10018
Isidore Sapir.... 449 Golden River Drive         Director
                  Golden Lakes Village
                  West Palm Beach, Florida 33411
Pamela S. Schutz. 6610 West Broad Street         Director and Executive Vice President
                  Richmond, Virginia 23230

        Name                    Address                        Position with Company
        ----                    -------                        ---------------------
Geoffrey S. Stiff.... 6610 West Broad Street      Director and Senior Vice President
                      Richmond, Virginia 23230
Thomas M. Stinson.... 6630 West Broad Street      Director and President, Long Term Care Division
                      Richmond, Virginia 23230
Robert A. Straniere.. 300 East 57th Street        Director
                      New York, New York 10022
Terrence O. Jones.... 7 Times Square Tower        Director
                      Suite 1906
                      New York, New York 10036
Dennis R. Vigneau.... 6610 West Broad Street      Director, Senior Vice President and Chief
                      Richmond, Virginia 23230    Financial Officer
John G. Apostle, II.. 6610 West Broad Street      Chief Compliance Officer - Registered Separate
                      Richmond, Virginia 23230    Accounts
Thomas E. Duffy...... 6610 West Broad Street      Senior Vice President, General Counsel and
                      Richmond, Virginia 23230    Secretary
Mark W. Griffin...... 3003 Summer Street          Senior Vice President and Chief Investment
                      Stamford, Connecticut 06904 Officer
John Connolly........ 6620 West Broad Street      Senior Vice President, Long Term Care Division
                      Richmond, Virginia 23059
Elena K. Edwards..... 700 Main Street             Senior Vice President
                      Lynchburg, Virginia 24504
William C. Goings, II 700 Main Street             Senior Vice President
                      Lynchburg, Virginia 24504
Patrick B. Kelleher.. 6620 West Broad Street      Senior Vice President
                      Richmond, Virginia 23059
Scott J. McKay....... 6620 West Broad Street      Senior Vice President
                      Richmond, Virginia 23059
Victor C. Moses...... 601 Union Street            Senior Vice President
                      Suite 2200
                      Seattle, Washington 98101
Leon E. Roday........ 6620 West Broad Street      Senior Vice President
                      Richmond, Virginia 23059
James H. Reinhart.... 6610 West Broad Street      Senior Vice President
                      Richmond, Virginia 23230
Heather C. Harker.... 6610 West Broad Street      Vice President and Associate General Counsel
                      Richmond, Virginia 23230
Jac J. Amerell....... 6610 West Broad Street      Vice President and Controller
                      Richmond, Virginia 23230
Gary T. Prizzia...... 6620 West Broad Street      Treasurer
                      Richmond, Virginia 23230
Matthew P. Sharpe.... 6610 West Broad Street      Vice President
                      Richmond, Virginia 23230

Item 26. Persons Controlled by or Under Common Control With the Depositor or Registrant

 LOGO

Item 27.  Number of Contract Owners

   Not applicable.

Item 28.  Indemnification

   (a) Article VII of the By-Laws of Genworth Life Insurance Company of New York (formerly, GE Capital Life Insurance Company of New York) provides that:

      1. To the fullest extent allowed under New York Law, including New York Business Corporation Law, the Company shall indemnify each director, officer and employee of this Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer or employee of the Company, or is or was serving at the request of the Company as a director, officer or employee of another company, partnership, joint venture, trust, employee benefit plan or other enterprise, against reasonable expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in the best interest of the Company, and with respect to any criminal action, had no reasonable cause to believe his conduct unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere, shall not of itself create a presumption that the person did not act in good faith, or in a manner opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had any reasonable cause to believe his conduct unlawful.

      2. To the fullest extent allowed under New York Law, including New York Business Corporation law, the Company shall indemnify each director, officer or employee of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer or employee of the Company, or is or was serving at the request of the Company as a director, officer or employee of another company, partnership, joint venture, trust, employee benefit plan or other enterprise, against reasonable expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith for a purpose which he reasonably believed to be in the best interests of the Company.

      3. Notice to the Superintendent of Insurance for the State of New York of any payment of indemnification, advancement or allowance under Subsections 1 and 2 above shall be made at least thirty (30) days prior thereto in accordance with the requirements of Section 1216 of New York Insurance Law.

      4. For the purposes of this section, the Company shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to the Company also imposes duties on, or-otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to applicable law shall be considered fines; and action taken or omitted by a person with respect to an employee benefit plan in the performance of such person's duties for a purpose reasonably believed by such person to be in the interests of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the Company.

      5. Any indemnification under Subsections 1 and 2 (unless ordered by a court) shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the director, officer or employee is proper in the circumstances because he has met the applicable standard of conduct set forth in Subsections 1 and 2. Such determination shall be made:

          a. by the Board of Directors of the Company by a majority vote of a quorum consisting of the directors who were not parties to such action, suit or proceeding; or

          b. if such quorum is not obtainable, or even if obtainable, a quorum of disinterested directors so directs, (1) by the Board upon the opinion of independent legal counsel in a written opinion; or, (2) by the Stockholders of the Company.

      6. Expenses (including attorney's fees) incurred in defending an action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, may be paid by the Company in advance of the final disposition of such action, suit, or proceeding as authorized in the manner provided in Subsection 3 upon receipt of an undertaking by or on behalf of the director, officer or employee to repay such amount to the Company in case the person receiving the advancement or allowance is ultimately found not to be entitled to indemnification, or when indemnification is granted to the extent such advances exceed the indemnification to which he is entitled.

      7. The Company shall have the power to the fullest extent allowed under New York Law, including New York Business Corporation law, to indemnify any person referred to in this Section.

      8. Every reference herein to director, officer or employee shall include every director, officer or employee, or former director, officer or employee of the Company and its subsidiaries and shall enure to the benefit of the heirs, executors and administrators of such person.

      9. The foregoing rights and indemnification shall not be exclusive of any other rights and indemnifications to which the directors, officers and employees of the Company may be entitled according to law.

      10. Provisions of Article VII as set forth above shall constitute a contract between the Company and the directors.

   Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the depositor pursuant to the foregoing provisions, or otherwise, the depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                    *  *  *

Item 29.  Principal Underwriter

   (a) Capital Brokerage Corporation is the principal underwriter of the contracts as defined in the Investment Company Act of 1940, and is also the principal underwriter for flexible premium variable annuity and variable life insurance policies issued through Genworth Life of New York VL Separate Account 1, Genworth Life of New York VA Separate Account 1 and Genworth Life of New York VA Separate Account 2.

   (b)

         Name                   Address            Positions and Offices with Underwriter
         ----                   -------            --------------------------------------
Christopher J. Grady... 6610 W. Broad St.        Director, President and Chief Executive
                        Richmond, VA 23230       Officer
Geoffrey S. Stiff...... 6610 W. Broad St.        Director and Senior Vice President
                        Richmond, VA 23230
John G. Apostle........ 6620 W. Broad St.        Director
                        Richmond, VA 23230
Patrick B. Kelleher.... 6610 W. Broad St.        Senior Vice President
                        Richmond, VA 23230
Victor C. Moses........ 601 Union Street,        Senior Vice President
                        Suite 2200
                        Seattle, WA 98101
Edward J. Wiles, Jr.... 3001 Summer St.,         Senior Vice President
                        2nd Floor
                        Stamford, CT 06905
Scott E. Wolfe......... 6620 W. Broad Street     Senior Vice President and Chief Compliance
                        Richmond, VA 23230       Officer
Dennis R. Vigneau...... 6610 W. Broad Street     Chief Financial Officer
                        Richmond, Virginia 23230
James H. Reinhart...... 6610 W. Broad St.        Vice President
                        Richmond, VA 23230
Michelle L. Trampe..... 6610 W. Broad St.        Vice President and Controller
                        Richmond, VA 23230
Gary T. Prizzia........ 6620 W. Broad Street     Treasurer
                        Richmond, VA 23230
Gabor Molnar........... 6610 W. Broad St.        Financial & Operations Principal
                        Richmond, VA 23230

   (c)

                                    (2)
             (1)              Net Underwriting      (3)           (4)
           Name of             Discounts and   Compensation    Brokerage      (5)
    Principal Underwriter       Commissions    on Redemption  Commissions Compensation
    ---------------------     ---------------- -------------  ----------- ------------
Capital Brokerage Corporation  Not Applicable  Not Applicable        %         $0

Item 30.  Location of Accounts and Records

   All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules under it are maintained by Genworth Life Insurance Company of New York at its Service Center at 6610 West Broad Street, Richmond, Virginia 23230.

Item 31.  Management Services

   Not Applicable.

Item 32.  Undertakings

   (a) Registrant undertakes that it will file a post-effective amendment to this Registration Statement as frequently as necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

   (b) Registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

   (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Genworth Life and Annuity Insurance Company at the address or phone number listed in the Prospectus.

  STATEMENT PURSUANT TO SECTION 26(f) OF THE INVESTMENT COMPANY ACT OF 1940.

   Genworth Life Insurance Company of New York hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Genworth Life Insurance Company of New York.

  SECTION 403(B) OF THE INTERNAL REVENUE REPRESENTATIONS

   Genworth Life Insurance Company of New York represents that in connection with its offering of contracts as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, as amended, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through (4) of that letter will be complied with.

                                  SIGNATURES

   As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the County of Henrico, and Commonwealth of Virginia, on the 12th day of March, 2008.

                                    GENWORTH LIFE OF NEW YORK VA SEPARATE
                                      ACCOUNT 2
                                    (Registrant)

                                    By:         /s/  MATTHEW P. SHARPE
                                        -----------------------------------
                                                   Matthew P. Sharpe
                                                    Vice President

                                    GENWORTH LIFE INSURANCE COMPANY OF NEW YORK
                                    (Depositor)

                                    By:         /s/  MATTHEW P. SHARPE
                                        -----------------------------------
                                                   Matthew P. Sharpe
                                                    Vice President

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

        Signature                       Title                       Date
        ---------                       -----                       ----

   /s/  DAVID J. SLOANE Director, Chairperson of the Board     March 12, 2008
   --------------------   and Chief Executive Officer
     David J. Sloane

   /s/  JAMES D. ATKINS Director and Senior Vice President     March 12, 2008
   --------------------
     James D. Atkins

   -------------------- Director                               March 12, 2008
    Marshal S. Belkin

   /s/  WARD E. BOBITZ  Director, Vice President and           March 12, 2008
   --------------------   Assistant Secretary
      Ward E. Bobitz

   -------------------- Director                               March 12, 2008
     Richard I. Byer

    /s/  PAUL A. HALEY  Director, Senior Vice President and    March 12, 2008
   --------------------   Chief Actuary
      Paul A. Haley

   -------------------- Director                               March 12, 2008
     Jerry S. Handler

   -------------------- Director                               March 12, 2008
      Isidore Sapir

        Signature                        Title                       Date
        ---------                        -----                       ----

  /s/  PAMELA S. SCHUTZ  Director and Executive Vice President  March 12, 2008
  ----------------------
     Pamela S. Schutz

  /s/  GEOFFREY S. STIFF Director and Senior Vice President     March 12, 2008
  ----------------------
    Geoffrey S. Stiff

  /s/  THOMAS M. STINSON Director and President, Long Term      March 12, 2008
  ----------------------   Care Division
    Thomas M. Stinson

  ---------------------- Director                               March 12, 2008
   Robert A. Straniere

  ---------------------- Director                               March 12, 2008
    Terrence O. Jones

  /S/  DENNIS R. VIGNEAU Director, Senior Vice President and    March 12, 2008
  ----------------------   Chief Financial Officer
    Dennis R. Vigneau

   /s/  JAC J. AMERELL   Vice President and Controller          March 12, 2008
  ----------------------
      Jac J. Amerell